As filed with the Securities and Exchange Commission on December 7, 2009

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LL Services Inc.

to be renamed

LANGUAGE LINE SERVICES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	27-1316758
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Lower Ragsdale Drive

Monterey, California 93940

(877) 886-3885

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis G. Dracup

Chairman and Chief Executive Officer

Language Line Services Holdings, Inc.

One Lower Ragsdale Drive

Monterey, California 93940

(831) 648-5811

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$400,000,000	$22,320

(1)	Includes shares of common stock that may be sold if the over-allotment option granted to the underwriters is exercised in full.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 7, 2009

             Shares

LANGUAGE LINE SERVICES HOLDINGS, INC.

Common Stock

Language Line Services Holdings, Inc. is offering                  shares of its common stock and the selling stockholder is selling                  shares. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholder. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “            .”

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Language Line Services Holdings, Inc.	$	$
Proceeds, Before Expenses, to the Selling Stockholder	$	$

The underwriters may also purchase up to an additional              shares of common stock from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2010.

Morgan Stanley	Credit Suisse	BofA Merrill Lynch

                    , 2010.

[ARTWORK]

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholder has not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2010 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

We are a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Language Line Holdings LLC, our parent, in order for the registrant to be a corporation rather than a limited liability company. Our predecessor is Language Line Holdings LLC. Except where the context otherwise requires or where otherwise indicated, prior to the Reorganization, as defined below, the terms “Language Line,” “we,” “us,” “our,” “our company,” “the Company” and “our business” refer to our predecessor and after the Reorganization, these terms refer to Language Line Services Holdings, Inc. and its consolidated subsidiaries as a combined entity. Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

Our Company

We believe we are a global leader in providing on-demand language interpretation services. Supporting over 170 languages, we provide our interpretation services to businesses, government and other public sector clients primarily via telephone interpretation. We also provide video and in-person interpretation services. Within seconds of receiving an inbound call, 24 hours a day and seven days a week, we provide our clients with an over-the-phone interpreter with the appropriate language and topic-specific skill set who can help facilitate a conversation between our client and our client’s limited English proficiency, which we refer to as LEP, customers. In 2008, we helped more than 35 million people communicate across linguistic barriers by providing over-the-phone interpretation, which we refer to as OPI, services to our clients. We focus on high-value interactions that require immediate availability of our multi-lingual resources, including emergency rooms or 911 calls, or flexible, customized interpretation services to businesses, such as mortgage or insurance claims processing. Our interpretation services enable our clients to increase their revenue and deliver mission-critical services to their customers, thereby improving their customer loyalty. We also help clients comply with applicable laws and regulations by providing in-language support to our clients’ growing population of current and prospective LEP customers in the growing and largely underserved LEP marketplace.

We offer a wide range of language interpretation services across a diverse group of industry verticals, including healthcare, government, financial services, insurance, telecommunications and utilities. We have over 10,000 clients, including approximately 60% of the Fortune 500 companies and all of the top 20 emergency 911 response centers in the U.S. For the nine months ended September 30, 2009, our largest client represented less than 5% of revenue and our largest vertical market, healthcare, represented less than 30% of revenue. Our diverse industry focus and delivery of revenue-enhancing and mission-critical services have driven increased demand and interpreter minutes growth even in challenging economic times. For example, throughout the current recessionary environment, we have provided interpretation services for calls related to mortgage foreclosure, helping our clients’ customers understand terms or negotiate payments. These applications complement our financial services clients’ traditional use of our services, which include resolving credit card problems, increasing collections, opening new accounts, providing home buyer education and producing credit reports. Our insurance industry clients use our services to process claims, improve claim investigations, evaluate questionable claims, enhance help desk service and explain benefits. We assist healthcare clients by facilitating emergency room and critical care situations, accelerating triage and medical advice, simplifying patient admission processes, improving billing and increasing collections. We also support emergency 911 services, disaster relief, citizen support 311 services and other services for governments and municipalities.

We leverage our industry-leading operating scale, interpreter workforce and proprietary technology to deliver to our clients a high quality, cost-effective, on-demand alternative to staffing in-house multilingual employees or utilizing face-to-face interpretation services, which we refer to as FFI. Our clients rely on the quality, accuracy and professionalism of our highly skilled interpreters who facilitated over 21 million calls in 2008, helping people communicate across linguistic barriers. Our low-cost delivery model and focus on operating efficiency has enabled us to be competitive in the pricing of our services, while maintaining strong profitability levels. Given the strong secular trends for our services and the uniquely low capital requirements of our business model, we have consistently grown our business and delivered strong free cash flow. We have grown our revenue to $278.2 million in 2008 from $185.3 million in 2006, representing a compounded annual growth rate, which we refer to as CAGR, of 22.5%. Our income from operations for 2008 was $70.3 million, and from 2006 to 2008 our ratio of annual capital expenditure to revenue has averaged 1.7%.

Our compelling value proposition in providing high quality language services of a mission-critical nature has contributed to our client retention and recurring revenue. Many of our clients are required or mandated by law and regulation to service their customers in the customers’ native language. Our client churn in the United States (as measured by lost minutes) was less than 5% in 2008, and 90% of our 250 largest U.S. clients in 2008 have been procuring our services for over five years. The majority of our revenue is generated from long-term subscriptions from corporate clients who are charged on a “pay for use” basis that optimizes a client’s outsourcing costs relative to less efficient and capital intensive in-house solutions. Our clients incur minimal start-up costs and can transition to our on-demand interpretation services solution within days of selecting us as a vendor.

Over our 27-year history, we have established the world’s largest language interpretation workforce consisting of over 4,000 well-trained, dedicated interpreters who deliver quality, accurate and professional interpretation services on a 24/7 basis. Our delivery model is scalable and requires low capital investment to maintain and grow, as the majority of our interpreters work from home in the United States, supplemented by interpreters located in six domestic and international interpretation centers. This model enables our cost structure to be variable, optimizing interpreter availability with fluctuations in demand across multiple languages and skill sets without the fixed cost burden of facilities-based agent models.

We continually invest in our proprietary technology platforms to provide operating leverage in our outsourcing model and to sustain high barriers to competitive entry. Our scalable call-routing and interpreter scheduling technologies augment our ability to offer superior service at a lower cost than our competitors. Our call routing technology, Telephone Interpretation Technology and Networking, which we refer to as TITAN, handles thousands of calls simultaneously and, within seconds, sources our highest quality, lowest cost available interpreters with an optimized interpretive skill set, whether they are working at home or in one of our global interpretation centers. Additionally, we developed a fully integrated interpreter scheduling system to forecast and optimize interpreter utilization across multiple languages and skill sets based on a proprietary 10-year call history database.

Our Market Opportunity

The language services market represents a large and rapidly growing market opportunity. According to Common Sense Advisory, Inc., Norbridge, Inc. and management estimates, the language services market in the United States was estimated at approximately $12.1 billion in 2007 and is expected to grow 14.6% annually, reaching $24.0 billion by 2012. We primarily participate in the $3.4 billion “spoken word” language services sector, which is comprised of the $1.6 billion OPI market and the $1.8 billion FFI market, both of which have grown at an annual rate of approximately 10% since 2007.

We believe that growth in the language services market will be driven primarily by a number of macro trends including growth in the immigrant population, regulatory and public policy initiatives, an increasing focus on ethnic marketing and continued outsourcing of language services. Immigration in the U.S. has reached record high levels in recent years, and population growth is occurring fastest in geographies including California, Arizona and Florida, where a significant percentage of families do not speak English as a primary language. In addition, legislation is being enacted on a federal and statewide basis that encourages, and in some cases mandates, serving LEP populations in their native language, including Title VI of the Civil Rights Act of 1964. Additionally, ethnic marketing needs have increased as LEP households’ buying power has grown significantly, and corporations look to gain customers within these populations. Finally, we expect continued outsourcing of language-based services and believe it will be a significant growth driver; today we estimate that less than 25% of the OPI market opportunity is currently outsourced to third-party providers such as Language Line.

Immigrant Population

Immigrants comprise a significant portion of the U.S. population and are expected to continue to grow as a percentage of the overall population. According to the Pew Research Center, the population of the United States will rise from 296 million people in 2005 to 438 million people in 2050. Of this expected growth, approximately 82% or 117 million people will be from immigrants arriving from 2005 to 2050 and their U.S.-born descendants. As a result, nearly one in five Americans will be an immigrant in 2050, compared with one in eight in 2005. Additionally, the Hispanic population, which is already the largest minority group in the United States, will triple in size and make up 29% of the U.S. population by 2050, compared with 14% in 2005. We expect the growth in the immigrant population to drive an increase in LEP speakers, the primary users of language services, as evidenced by the U.S. Census Bureau’s 2000 Census that concluded that 83% of immigrants in 2000 spoke a language other than English at home.

Public Policy

Legislation at the national and local levels frequently mandates public services for LEP populations in their native language. For example, an executive order pursuant to Title VI of the Civil Rights Act of 1964 requires that healthcare, government agencies and social services have language interpretation services available for non-English speakers in order to receive government funding. On August 11, 2000, President Clinton signed Executive Order 13166, “Improving Access to Services for Persons with Limited English Proficiency,” which required Federal agencies to examine the services they provide, identify any need for services to those with limited English proficiency and develop and implement a system to provide those services so LEP persons can have meaningful access to them. This Executive Order also requires that Federal agencies work to ensure that recipients of Federal financial assistance provide meaningful access to their LEP applicants and beneficiaries. These public policy initiatives are also occurring at the state and local level. For example, in January 2009, legislation went into effect in California that requires health insurers to provide LEP customers with access to translated documents and language assistance when seeking any form of medical care. Similar public policy initiatives supporting the need for interpretation related services are in effect in other English-speaking countries, including the Human Rights Charter in the United Kingdom and the Canadian Charter of Rights and Freedoms.

Ethnic Marketing in the United States

Ethnic segments, especially Asians and Hispanics, continue to have a growing impact on the U.S. economy. For instance, according to the Selig Center for Economic Growth, Asian buying power has increased almost five-fold from $116 billion in 1990 to $509 billion in 2008, and Hispanic buying power has grown 349% from $212 billion in 1990 to $951 billion in 2008. According to a study published by K&L Advertising, LEP customers are nearly four times more likely to purchase products and services from companies that communicate with them in their native language. While the combined buying power for the Hispanic and Asian population is greater than $1.0 trillion today, a significant number of Hispanic and Asian households are “linguistically isolated,” making native language based interaction vital for client acquisition and retention. For example, according to First Data Corporation, in 2007 53% of the Mexican immigrant population in the United States does not have a checking account or is “un-banked,” compared with 17% of the U.S. born population. Additionally, according to Pew Hispanic Center and LIMRA International in 2006, among the Hispanic population, home ownership was approximately 49% compared with approximately 68% for the population as a whole, and only 36% of households have life insurance compared with 54% for the population as a whole. We believe that demand for OPI and other language services will continue to grow as companies focus on ethnic marketing opportunities as a way to grow revenue, increase market share and build profitable client relationships in populations that are largely under-served today.

Our Business Model

A majority of our revenue is generated from subscribed interpretation, which is designed for clients with frequent interpretation needs. Usage for the majority of clients is billed in one-minute increments. Price per billed minute is typically based on the language requested and time of day, subject to discounts related to billed minute volume pricing arrangements with certain clients.

Our top 10 languages accounted for over 91% of our billed minutes in 2008; Spanish language accounted for approximately 70% of our billed minutes in 2008, which is consistent with historical percentages. We provide a number of complementary services that allow us to offer a full service language solution to our clients. Included among those services are FFI, document translation, video interpretation services, which we refer to as VIS, and American Sign Language.

Our Competitive Strengths

We believe we have established ourselves as the market leader for OPI services as a result of significant investments in technology and network infrastructure, the breadth of languages we offer, the quality of our interpreters, our significant cost advantage and our consistent and reliable performance. In-house interpretation, performed either by bilingual call center agents or face-to-face agents, presents our largest form of competition; however, in-house interpretation services generally offer fewer languages, reduced on-demand interpreter availability, slower call handling times and higher cost of service. Additionally, while there are some technology solutions offered at lower price points with high availability, such as web self-service, Interactive Voice Recognition, which we refer to as IVR, and machine translation, these options offer fewer language capabilities, have limited flexibility and cannot provide interpretation for critical situations.

Additionally, we have targeted the FFI market both as a growth opportunity and a vehicle to enhance client retention and new client acquisition. A key strategy of our service offering is to migrate a portion of client FFI sessions to a more efficient and cost-effective OPI service. We intend to leverage our global interpreter network, technology platform and strong market position to expand our presence in the FFI market over time.

Our global presence, scalable operating platform, proprietary technology, highly skilled interpreter workforce and low-cost services delivery model create a unique client value proposition, and we believe these factors have established our company as a leading provider of on-demand interpretation services.

Industry-leading operating scale and global interpreter workforce

We believe we are the largest independent provider of OPI services globally. We offer high quality and accurate interpretation services to over 10,000 clients in the U.S., Canada and the U.K. through our over 4,000 skilled and professionally trained interpreters. We successfully connect our clients with interpreters on a 24/7 basis offering over 170 different languages in less than twenty seconds over 99.5% of the time. We believe our scale affords us the ability to deliver a greater breadth of services at a significantly lower cost than our competitors.

Attractive value proposition leading to long-term, recurring client relationships

We have a differentiated service offering that includes on-demand interpreter availability on a 24/7 basis, customized interpretation solutions and a pay-for-use client pricing model. Demand for our services continues to grow through economic cycles due to the mission-critical nature of our services, our diverse client base and the multitude of the language service applications we provide. The majority of our client revenue is generated from subscribed interpretation, which is designed for clients with frequent interpretation needs. The stability and predictability of our revenue is attributable to the diversified client base and to our proven ability to retain a large percentage of our clients. Our client churn in the United States (as measured by lost minutes) was less than 5% in 2008, and 90% of our 250 largest U.S. clients in 2008 have been procuring our services for over five years.

Innovative interpreter workforce recruiting, training and monitoring

We believe the quality of our interpreter services is among the best in the industry, driven by our rigorous and industry-recognized interpreter recruiting, training, certification and retention programs. By using predominantly dedicated employee interpreters, unlike our competitors who largely utilize independent contractor interpreters, we are able to achieve a higher degree of control over the training and management of our interpreters and can better ensure the quality of the interpretation service. In our front-end recruiting process, only one out of every 12 applicants is selected. Our screening and recruiting process ensures high quality interpreters since skills in language, inter-cultural communication and customer service are monitored by our dedicated Quality Assurance department. Once hired, all employee interpreters undergo training on ethical standards, client requirements, interpretation and customer service. Additionally, the interpreters participate in industry-specific training programs developed in collaboration with industry experts, such as Medical Interpreting Training, Insurance Interpreter Training, Finance Interpreter Training, 911 Interpreter Training and Legal and Court Interpreting Training. Our specialized interpreter certification program is a significant competitive differentiator and value-added service. As of September 30, 2009, approximately 50% of our interpreters have been awarded or are pending certification under the Federal Government Security Requirements issued by the U.S. Department of Homeland Security and approximately 8% have certifications in medical interpretation. We meet and exceed the rigorous American Society for Testing and Materials standards for interpreter quality and training.

Proprietary call handling and skills-based routing technology platforms

We continually invest in our proprietary and patented technology platforms to maintain the best service metrics in the OPI industry, to provide operating leverage in our on-demand outsourcing model and to sustain high barriers to entry. Our patented and scalable call-routing technology, TITAN, helps drive continued client loyalty through skills-based call routing and fast connect times. TITAN enables us to efficiently handle thousands of simultaneous calls, allowing us to quickly connect our interpreters to our clients and ensure a high-quality client experience. For the nine months ended September 30, 2009, our average answer time was 0.4 seconds, and our interpreter connect time was less than 20 seconds, with Spanish, our most popular language, connecting at an average of less than 15 seconds. Some of our clients, for example, include 911 emergency response centers and hospitals, for which high-quality language services with fast connect times are often critical. Depending on the type of service required, calls are routed on a skills-basis to interpreters who are able to interpret general and customer service calls as well as more specialized interpreters trained by industry experts in the fields of healthcare, insurance and financial terminology, as well as emergency and 911 procedures. Our TITAN system is further supported by a state-of-the-art telecom infrastructure that provides increased reliability and business continuity.

Operational excellence and focus on low-cost delivery of services

Our focus on operational excellence and globally deployed best operating practices assures that we can deliver a consistent, scalable and high-quality interpretation experience to our clients and our clients’ customers from any of our interpreters working from home and from our six interpretation centers located in domestic and international locations. Our scale, coupled with our call delivery technology, helps drive down our unit costs, which is important to delivering our value proposition. Our delivery system includes an efficient interpreter sourcing strategy balancing interpreter location and skills mix, continuous improvement in interpreter productivity and scalability as our business grows. Our proprietary database of call arrival patterns, combined with our fully integrated scheduling program maximizes the efficiency and utilization of our global interpreter workforce and optimizes our fixed cost base. This system continually synthesizes over ten years of historical call volume data in rolling 15-minute increments and analyzes patterns of total call volume, language usage, industry distribution and client distribution to optimize the time our interpreters are occupied. Our interpreter productivity (defined as the number of revenue-generating interpreted minutes compared with the number of minutes paid to interpreters), for example, improved by 55% between 1999 and 2008. Our ability to maximize the productivity of an interpreter during each working hour as well as the competitive salaries we can afford to pay to attract talented interpreters are significant competitive differentiators in terms of profitability and operating leverage.

Proven, experienced management team

We have a proven, experienced management team that has been instrumental in establishing and expanding our industry leadership position. Combined, management has over 50 years of experience with us. Management has instituted a number of initiatives to position us for growth; management has (i) aggressively managed and invested in our sales and marketing function in order to drive same-client revenue growth and revenues from new client acquisitions; (ii) developed and invested in patented technologies in order to introduce new language service offerings and improve operating efficiency; (iii) implemented process improvements to increase our operating efficiency and profitability; and (iv) successfully integrated multiple acquisitions, one of which expanded our presence into the U.K. Management has grown our revenue to $278.2 million in 2008 from $185.3 million in 2006, representing a CAGR of 22.5%.

Our Growth Strategies

We expect our future growth to be driven by the continued secular growth of the overall language services market; however, we have also undertaken several key strategic initiatives intended to outpace market growth, including:

Further penetration of our existing client base

We believe less than 25% of the OPI market opportunity today has been outsourced to third-party OPI providers such as Language Line. We offer a wide range of OPI applications for over 10,000 clients across a number of diverse industry verticals, including healthcare, government, financial services, insurance, telecommunications and utilities. We have a strong track record of extending the scope of these client relationships over time by selling other proven industry applications. As an example, one national property and casualty insurance company grew the number of LEP calls serviced from 628 since becoming a client in 1990, to 140,000 calls in 2008. This client began using us for auto and homeowner claims and has extended its use of our services over time to include customer service centers and its sales agent network. We leverage our industry specific expertise and partner with our clients to identify additional areas of need for interpretation to expand our services. As a result, we have compiled a detailed database of our existing clients’ in-house OPI operations, which enables us to be highly-targeted, effective and efficient in our sales efforts. From 2006 to 2008, revenue from current U.S. clients as of December 31, 2008 (excluding clients gained through acquisitions) grew approximately 14% annually on a compounded basis.

Acquisition of new clients

We aim to develop new client relationships and further diversify our client base by targeting clients and industry verticals that exhibit a demonstrated need for language interpretation services. For example, we estimate penetration in the insurance, healthcare, utilities and telecommunications industries was approximately 33%, 20%, 19% and 12%, respectively, of the available interpretation minute opportunity in 2007. We believe that our unique service offerings, breadth of language capabilities, interpreter quality, technology and call-routing infrastructure and industry-specific knowledge position us to attract new clients. We have been successful acquiring new clients in the past. New U.S. clients acquired since 2006 represented approximately 12% of our revenue in 2008.

Expand addressable market opportunities with new products and services, including face-to-face interpretation

By providing a comprehensive language services offering, we intend to further enhance client retention, pursue new clients and create incremental profit margin contribution. For example, we have only recently begun to penetrate the large and fragmented FFI market, which represents an opportunity for us to accelerate our growth and achieve profitable incremental scale. We plan to launch these services in selected geographic markets, supplementing our traditional OPI services with FFI. Other targeted complementary services include document translation and Language Line University, our service to test, train and certify interpreters that may work for us or directly for our customers.

Pursue international expansion opportunities

We have expanded our service offering into the U.K. and Canada by deploying our sales force in those countries and also by acquiring what we believe was the leading OPI provider in the U.K. We believe there is further opportunity to grow our business in these countries. According to Norbridge, Inc., in 2006 there were approximately 7.6 million LEP speakers in the U.K. and approximately 3.5 million in Canada, and both countries encourage, and in a growing number of cases mandate, companies to serve its customers in their native language. Given our limited penetration of these markets and the potential market opportunity, we believe further growth opportunities exist to expand our client base outside of the United States.

Pursue accretive bolt-on acquisitions

Although we have significant market share of the outsourced OPI market in the United States, the remaining domestic and international markets are highly fragmented. Given the scale in our operating platform, we have historically made successful accretive bolt-on acquisitions. We have a demonstrated track record of successful execution and integration of our past acquisitions, including OnLine Interpreters, Language Line Limited in the U.K. and TeleInterpreters, over the last seven years.

Our Principal Stockholder

Following the completion of this offering, ABRY Partners, LLC, which we refer to as ABRY Partners, through its affiliated funds, will beneficially own approximately     % of our outstanding common stock, or       % if the underwriters’ over-allotment option is fully exercised. This ownership of our shares by ABRY Partners and its affiliated funds will result in its ability to have a majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Founded in 1989, ABRY Partners is a leading media, communications and information services-focused private equity investment firm. ABRY Partners invests in high quality companies and partners with management to help build their businesses. Since its founding, ABRY Partners has completed over $21.0 billion of transactions, including private equity, mezzanine and preferred equity placements, representing investments in approximately 450 businesses. ABRY Partners is headquartered in Boston, Massachusetts.

Our Corporate Structure

LL Services Inc. was incorporated in Delaware in November 2009. We are a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. Prior to completion of this offering, we will be renamed Language Line Services Holdings, Inc. We are a wholly-owned subsidiary of Language Line Holdings LLC. Prior to completion of this offering, Language Line Holdings LLC, our parent, will contribute all of its ownership interest in Language Line Holdings II, Inc., our principal U.S. operating subsidiary, and Language Line Services U.K. Limited, our principal foreign operating subsidiary, to us, which will make each of Language Line Holdings II, Inc. and Language Line Services U.K. Limited wholly-owned subsidiaries of ours. In exchange for that contribution, we will issue                  shares of our common stock to Language Line Holdings LLC. We refer to these transactions as the Reorganization. At September 30, 2009, funds affiliated with ABRY Partners and our management and directors had ownership interests in Language Line Holdings LLC of approximately     % and     %, respectively.

After the completion of this offering, Class A common units, which we refer to as Class A units, mandatorily redeemable Class D common units, which we refer to as Class D units, and any vested and unvested Class C restricted common units, which we refer to as Class C-1, C-2, C-3, C-4, C-5 and C-6 units or, collectively, Class C units, of Language Line Holdings LLC will be exchanged for cash and shares of our common stock valued at $                 based upon the price to public set forth on the cover page of this prospectus. The number of shares of our common stock issued in connection with the Reorganization will not be adjusted based on the actual initial offering price of our common stock, although the allocation of shares among the current unitholders of Language Line Holdings LLC may change. We refer to these transactions as the Exchange. Language Line Holdings LLC will dissolve after the Exchange. Upon completion of this offering, we intend to issue                  shares of restricted stock and stock options to exercise                  shares of common stock to our directors and director nominees and certain other officers and key employees.

In November 2009, Language Line Holdings LLC, our parent, refinanced a large portion of our existing balance sheet debt with a $575.0 million senior secured credit agreement. Proceeds were used to refinance our existing senior secured credit facilities, mezzanine facility, mandatorily redeemable convertible Coto preferred units, which we refer to as Coto preferred units, 11 1/8% senior subordinated notes, which we refer to as the Senior Subordinated Notes and 14 1/8% senior discount notes, which we refer to as the Discount Notes. We refer to these transactions as the Refinancing.

Corporate and Other Information

Our principal executive offices are located at One Lower Ragsdale Drive, Monterey, California 93940 and our telephone number is (877) 886-3885. Our corporate website address is www.languageline.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling

stockholder	shares.

Common stock to be outstanding immediately

after this offering	shares.

Over-allotment option	The selling stockholder has granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters’ over-allotment option to purchase additional shares is exercised, we do not expect to receive any additional proceeds. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholder.

We intend to use the net proceeds we receive from this offering to (i) pay a dividend to Language Line Holdings LLC, our parent, which it will use to redeem in whole its mandatorily redeemable series A preferred units, which we refer to as series A preferred units, which amounts to approximately $             million, approximately $             million of which is owned by affiliates of ABRY Partners and approximately $             of which is owned by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering, and (ii) approximately $             million to repay outstanding term loans pursuant to a credit agreement among Language Line Holdings II, Inc., one of our direct subsidiaries, and Citicorp USA, Inc., which we refer to as the Citi Loan, $             of which is to pay ABRY Partners a fee for guaranteeing the Citi Loan. See “Use of Proceeds,” “Certain Relationships and Related Party Transactions,” and “Description of Certain Indebtedness.”

Dividend policy

We have not historically declared or paid any dividends on our common stock. We cannot pay any dividends on our common stock until Language Line Holdings LLC, our parent, has redeemed and paid in full its series A preferred units. We intend to use a portion of the net proceeds we receive from this offering to pay a dividend to Language Line Holdings LLC, which it will use to redeem in whole its series A preferred units. Our ability to pay dividends on our common stock is also limited by the covenants of our senior secured credit agreement and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Proposed symbol for trading on The NASDAQ Global Market	“ ”

Directed share program	At our request, the underwriters have reserved up to % of the shares of common stock offered hereby for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by Credit Suisse Securities (USA) LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

Conflicts of interest	An affiliate of one of the underwriters is a holder of series A preferred units of Language Line Holdings LLC and will receive a portion of the net proceeds of this offering. See “Conflicts of Interest.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated or context otherwise requires, all information contained in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock from the selling stockholder to cover over-allotments, if any;

•	assumes that the common stock to be sold in this offering is sold at $ , which is the midpoint of the range set forth on the cover page of this prospectus; and

•	gives effect to the Reorganization.

Except as otherwise noted, the number of shares of our common stock stated in this prospectus to be outstanding after this offering excludes              Class C units of Language Line Holdings LLC issued under its existing incentive unit agreements, which will be exchanged into          shares of our common stock after this offering in connection with the Exchange, and              shares of restricted stock and stock options to purchase              shares of common stock reserved for issuance under our 2010 Omnibus Incentive Plan that we plan to adopt in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our predecessor’s summary consolidated financial and other data for the periods and at the dates indicated. Our predecessor is Language Line Holdings LLC. The summary consolidated financial data for each of the years in the three-year period ended December 31, 2008 and as of December 31, 2008 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical financial data for the nine months ended September 30, 2008 and the nine months ended September 30, 2009 and as of September 30, 2009 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Statement of Operations Data:
Revenues	$185,340	$202,924	$278,174	$204,580	$227,474

Cost of revenues (exclusive of items shown separately below)	64,911	71,029	101,469	75,352	79,118
Selling, general and administrative	35,417	40,316	65,714	40,208	91,885
Depreciation and amortization expense	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	5,293	1,342	—	—	—

Total operating costs and expenses	143,637	147,085	207,883	144,680	198,530

Income from operations	41,703	55,839	70,291	59,900	28,944
Interest expense	79,377	76,612	76,783	58,781	60,433
Interest and other income, net	1,591	1,514	537	780	300

Net income (loss) before income taxes	(36,083)	(19,259)	(5,955)	1,899	(31,189)
Income tax (benefit) expense	(2,517)	404	8,615	6,461	11,525

Net loss before noncontrolling interest	(33,566)	(19,663)	(14,570)	(4,562)	(42,714)
Noncontrolling interest (preferred stock dividends of a subsidiary)	—	—	1,829	1,336	1,518

Net loss	$(33,566)	$(19,663)	$(16,399)	$(5,898)	$(44,232)

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
	(in thousands, except per unit and per share data)
Net loss per Class A unit, basic and diluted	$(0.25)	$(0.14)		$(0.11)	$(0.04)		$(0.31)
Weighted average number of Class A units, basic and diluted	132,364	139,707		139,707	139,707		139,707
Net loss per Class D unit, basic and diluted	$(0.21)	$(0.12)		$(0.10)	$(0.04)		$(0.26)
Weighted average number of Class D units, basic and diluted	5,091	5,091		5,091	5,091		5,091
Pro forma net income (loss) per share of common stock, basic and diluted (1)			$			$
Pro forma weighted average shares outstanding, basic and diluted (1)

Other Financial Data:
Adjusted EBITDA (2)	$85,807	$91,908		$121,755	$89,092		$106,139

Other Non-Financial Data:
Billed minute growth	24.8%	17.5%		42.8%	39.8%		17.4%
ARPM decline	(1.3%)	(7.1%)		(7.3%)	(7.0%)		(4.7%)

		As of September 30, 2009
	As of December 31, 2008	Actual	As Adjusted(3)(4)(5)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,577	$68,495
Working capital	39,027	101,353
Total assets	949,146	977,212
Series A preferred units	160,274	178,954
Total debt (6)	557,796	548,144
Total temporary equity	25,529	39,567
Total members’/stockholders’ equity (deficit)	26,853	(30,377)

(1)	For a description of the pro forma adjustments used to calculate pro forma net loss per share of common stock for the year ended December 31, 2008 and for the nine months ended September 30, 2009, refer to Note 1 “Pro forma earnings per share” to the notes to the consolidated financial statements included elsewhere in this prospectus.
(2)	We define Adjusted EBITDA as net loss before noncontrolling interest, interest expense and other income, net, income tax (benefit) expense, depreciation and amortization, impairment of goodwill, equity-based compensation expense and merger related expenses. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results under U.S. generally accepted accounting principles, which we refer to as GAAP, and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense and other income, net, and noncontrolling interest), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes), as well as other items which are non-cash (such as equity-based compensation expense and impairment of goodwill) and non-recurring items (such as merger related expenses), from our operations. Despite the importance of this measure in analyzing our business and evaluating our operating performance, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP; nor is Adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our senior secured credit agreement;

•	Adjusted EBITDA does not reflect income tax payments we are required to make;

•

Although equity-based compensation expense is a non-cash charge, Adjusted EBITDA does not reflect the cash requirements for vested units we elected to repurchase upon the cessation of employment during the years ended December 31, 2006, December 31, 2007, December 31, 2008 and nine months ended September 30, 2008 and September 30, 2009 totaling $42,000, $15,000, $26,000, $1,000 and $0, respectively; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net loss before noncontrolling interest from continuing operations to Adjusted EBITDA. Adjusted EBITDA, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations. The following table sets forth a reconciliation of net loss before noncontrolling interest a comparable GAAP-based measure, to Adjusted EBITDA. All of the items included in the reconciliation from net loss before noncontrolling interest to Adjusted EBITDA are either (i) non-cash items (such as depreciation and amortization, equity-based compensation expense and impairment of goodwill), (ii) items that management does not consider in assessing our on going operating performance (such as income taxes and interest expense and other income, net) or (iii) non-recurring items (such as merger related expenses). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

The following is a reconciliation of net loss before noncontrolling interest to Adjusted EBITDA for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Net loss before noncontrolling interest	$(33,566)	$(19,663)	$(14,570)	$(4,562)	$(42,714)
Interest expense and other income, net	77,786	75,098	76,246	58,001	60,133
Income tax (benefit) expense	(2,517)	404	8,615	6,461	11,525
Depreciation and amortization	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	5,293	1,342	—	—	—
Equity-based compensation	—	329	10,398	72	49,668
Merger related expenses	795	—	366	—	—

Adjusted EBITDA	$85,807	$91,908	$121,755	$89,092	$106,139

(3)	Reflects shares of common stock outstanding as of , 2009.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less the incremental estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	The as adjusted column in the balance sheet data table above reflects the balance sheet data as further adjusted for (i) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us; (ii) the payment of a dividend and repayment of outstanding indebtedness as described in “Use of Proceeds”; (iii) the Refinancing; and (iv) the Reorganization. See “Capitalization” and “Use of Proceeds.”

(6)	Total debt at December 31, 2008 includes long-term obligations, net of current portion of $533.4 million and current portion of long-term obligations of $18.6 million, and the related party loan of $5.8 million. Total debt at September 30, 2009 includes long-term obligations, net of current portion of $537.9 million and current portion of long-term obligations of $3.9 million, and the related party loan of $6.3 million.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

If we are unable to retain our existing clients, our business, financial condition and results of operations could suffer.

Our success depends substantially upon the retention of our clients. Historically, we have benefited from high client retention rates; however, we may not be able to maintain high client retention rates in the future. Although no single client accounted for more than 5% of our revenue in 2008, the loss of a large client may have an adverse effect on our business. Continued client retention depends on us improving efficiencies and cost-effectiveness in providing our language interpretation services and effectively complying with a complex array of regulatory requirements. We also may not be able to retain our clients if we do not fulfill their language interpretation services in a cost-effective manner, fail to provide accurate language interpretation services or otherwise fail to meet the service standards of our clients or if our proprietary call-routing software fails to perform properly. Many of our clients may look to perform their language interpretation services through the use of internal personnel rather than outsourcing the language interpretation services to us. The failure to maintain our existing clients may cause our revenue to decrease and our results from operations could suffer.

If we are unable to successfully implement and execute our business strategy, our business, financial condition and results of operations could be adversely affected.

The implementation and execution of our business strategy will place significant demands on our senior management and operational, financial and marketing resources. The successful implementation of our business strategy involves the following principal risks, which could adversely affect our business, financial condition and results of operations:

•	the operation of our business may place significant or unachievable demands on our management team;

•	we may be unable to increase our penetration of the OPI market at an average revenue per billed minute of service which is acceptable to us;

•	we may be unable to continue to achieve cost reductions on a per billed minute basis consistent with our low-cost provider strategy; and

•	we may be unable to recruit a sufficient number of qualified interpreters.

Our continued success depends on our clients’ trend toward outsourcing OPI services.

Our business depends on the continued need for outsourced OPI services as driven by general economic and public policy factors. These trends may not continue, as businesses and organizations may either elect to perform OPI services in-house or discontinue OPI services, both of which would have a negative effect on our revenues.

Additionally, Spanish-English interpretation services accounted for the majority of our total OPI billed minutes in 2008 and the first nine months of 2009. A decision by our clients to conduct an increasing amount of OPI services in-house, especially for the rapidly growing Spanish-speaking community, could have an adverse effect on our business, financial condition and results of operations.

Our profitability may suffer as a result of competition in our markets.

Our interpretation services are subject to significant price competition. Our existing contracts with our clients generally are non-exclusive, terminable after a period of notice and have no requirement for a minimum amount of billed minutes. Our competitors offer services that are largely similar to ours, and we generally obtain our clients through a competitive bidding process, usually by responding to a request for proposal, in which a potential client may negotiate among multiple interpretation service providers. In addition, the cost incurred by our clients to switch or use multiple interpretation service providers is minimal. From time to time, we may need to reduce our prices or offer other concessions for some of our services to respond to competitive and client pressures and to maintain market share. These concessions include volume discounts, waiving fees and reduction in the prices we charge for our services. Such pressures also may restrict our ability to offset our costs to provide interpretation services. Any reduction in prices as a result of competitive pressures, or any failure to increase prices when our costs increase, would harm profit margins and, if our volume of billed minutes fails to grow sufficiently to offset any reduction in margins, our business, financial condition and results of operations may be adversely affected.

The OPI services market in which we compete is highly competitive and our failure to compete effectively could erode our market share.

Our failure to compete effectively in the outsourced OPI services market that we serve could erode our market share and negatively impact our ability to service our debt. We expect that our existing competitors will strive to improve their outsourced OPI services and introduce new services with competitive price and customer service characteristics. From time to time we may lose clients as a result of competition. Certain of our potential competitors may attempt to leverage their existing infrastructure to compete with us. For example, a large call center company may have the requisite scale to enter into the OPI services market. If this were to occur, the outsourced OPI industry may become more competitive and may force us to decrease our profit margins in order to maintain our market position.

We compete on a number of factors including, but not limited to, quality of interpreters, breadth of languages, connection speeds, reliability and price. We believe these service attributes are key considerations in the purchase decisions of our clients. If we are unsuccessful in competing on these factors, our business, financial condition and results of operations may be adversely affected.

Our average revenue per billed minute, which we refer to as ARPM, has been declining.

One of our responses to competition in our markets has been, from time to time, to lower the amount we charge to clients, and as such, our average rate per billed minute has declined over the past 5 years, and the first nine months of 2009 and is anticipated to decline in the future. This response encourages our clients to purchase more billed minutes but results in lower profitability. If we are unable to attract sufficient volume to offset lower per minute charges or if average revenue per billed minute decrease beyond our expectations, we may be unable to generate revenue growth or maintain current revenue levels in the future.

Client consolidations could result in a loss of clients or contract concessions that would adversely affect our operating results.

We serve clients in targeted industries that have historically experienced a significant level of consolidation. If one of our clients is acquired by another company, including one of our existing clients, provisions in certain contracts allow these clients to cancel or renegotiate their contracts, or to seek contract concessions. Such consolidations may result in the termination or phasing out of an existing client contract, volume discounts and other contract concessions that may adversely affect our business, financial condition and results of operations.

Our contracts generally provide for early termination, have no minimum level of billing requirement and often do not designate us as the exclusive provider of services, all of which may have an adverse effect on our operating results.

Most of our contracts do not ensure that we will generate a minimum level of revenue, and the profitability of each client program may fluctuate, sometimes significantly, throughout the various stages of a program. Our objective is to sign multi-year contracts with our clients. However, our contracts generally enable the clients to terminate the contract or reduce the volume of billed minutes. If our clients terminate or reduce demand for our services, our business, financial condition and results of operations may be adversely affected.

Our financial results depend on our interpreter productivity, in particular our ability to route calls and forecast our clients’ customer demand to make corresponding decisions regarding staffing levels, investments and operating expenses.

Our interpreter productivity has a substantial and direct effect on our profitability, and we may not achieve desired productivity levels or maintain our historically increasing level of productivity. Our productivity is affected by a number of factors, including:

•	our ability to predict our clients’ customer demand for our services and thereby to make corresponding decisions regarding staffing levels, investments and other operating expenditures;

•	our effective utilization of technology and information, including our call-routing technology and our database of historical call volume data;

•	our ability to hire and assimilate new employees and manage employee turnover; and

•	our need to devote time and resources to training, professional development and other non-chargeable activities.

Some of our contracts with our clients provide that we must meet certain performance criteria, including average connect times and interpreter availability thresholds. To meet these criteria, we use our proprietary call routing technology to connect our clients and our clients’ customers from any of our interpreters working from home and from our six interpretation centers located in domestic and international locations. Our continued success depends on our ability to meet these performance criteria by effectively routing calls and accurately forecasting our clients’ demand for interpretation services, and if our existing technology fails or becomes obsolete, our business, financial condition and results of operations may be adversely affected.

We may not be able to use intellectual property rights to protect our proprietary technologies, trademarks and other intellectual property.

We use proprietary technologies to competitively offer interpretation services. Our policy is to enter into confidentiality agreements with our employees, outside consultants, agency employees and independent contractors. We also use patent and trademarks, in addition to contractual restrictions, to protect our technology or other intellectual property. In spite of these legal protections, it may be possible for a third party to obtain and use our proprietary technology without authorization. Although we hold registered or pending United States patents and foreign patents covering certain aspects of our technology, we cannot assure you of the level of protection that these patents will provide. We may have to resort to litigation to enforce our intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. The laws of other countries may afford us little or no effective protection of our intellectual property rights. Enforcing or defending rights in our proprietary technology may be expensive, cause diversion of our resources and ultimately be unsuccessful. Our inability to prevent others from using our proprietary technologies or trademarks may reduce our competitiveness in offering interpretation services, which may adversely affect our business, financial condition and results of operations.

Unfavorable conditions in the U.S. and global economies may adversely affect demand for our services.

As demand for our services is sensitive to changes in the level of economic activity, our business may suffer during an economic downturn or recession. Our clients’ customers are sensitive to changes in economic conditions, and a reduction in demand for our clients’ products or services may result in a decrease in demand for our services. Slowing economic activity may also result in our clients canceling or delaying projects, or a reduction of the scope or breadth of services, including a reduction in the number of languages in which our clients provide products or services to their clients. If demand for our clients’ products or services decreases, then demand for our services may decrease, which may adversely affect our business, financial condition and results of operations.

More generally, the current unfavorable changes in global economic conditions, including recession, inflation, fluctuating energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S., have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown. If the economic climate in the U.S. or abroad does not improve from its current condition or further deteriorates, our business and profitability may be negatively impacted. More specifically, our clients or potential clients may reduce their demand for our services, which may adversely impact our business, financial condition and results of operations.

Further reduction in the availability of credit on terms favorable to our clients may adversely affect the ability of our clients to obtain financing for their operations and could result in a decrease in demand for or cancellation of our services. There is no assurance that government responses to the disruptions in the financial markets will restore business and consumer confidence, stabilize the markets or increase liquidity and the availability of credit. In addition, during economic downturns, companies may slow the rate at which they pay their vendors or become unable to pay their debts as they become due. If our clients do not pay amounts owed to us in a timely manner or become unable to pay such amounts to us at a time when we have substantial amounts receivable from such client, reserves for doubtful accounts and write-offs of accounts receivable may increase, and in turn our cash flow and profitability may suffer.

Further, recent events, including the fallout from problems in the U.S. credit markets, indicate a moderate to severe recession in the U.S. and world economies, which could have an impact on our clients and the volume of business they are able to conduct with us and their ability to pay for services rendered. Additionally, the securities and credit markets have recently been experiencing volatility and disruption, which could impact our ability to access capital.

We cannot predict when global economic conditions will begin to recover or when and to what extent conditions affecting our clients will improve. Also, we cannot assure you that the actions we have taken or may take in the future in response to these global economic conditions will be successful or that our business, financial condition and results of operations will not be adversely impacted by these conditions.

Our business could be adversely affected by a variety of factors related to doing business internationally.

We currently conduct operations internationally. Although our OPI services constitute generally accepted business practices in the United States, such practices may not be accepted in certain international markets. To the extent there is consumer, business or government resistance to the use of OPI services in international markets we target, our international growth prospects could be affected. In addition, our international operations are subject to numerous inherent challenges and risks, including the difficulties associated with operating in multilingual and multicultural environments, varying and potentially burdensome regulatory requirements, fluctuations in currency exchange rates, political and economic conditions in various jurisdictions, tariffs and other trade barriers, longer accounts receivable collection cycles, barriers to the repatriation of earnings and potentially adverse tax consequences. Moreover, expansion into new geographic regions will require considerable management and financial resources and, as a result, may negatively impact our business, financial condition and results of operations.

Pursuing and completing potential acquisitions could divert management attention and financial resources and may not produce the desired business results.

As part of our business strategy, we intend to continue pursuing and making selected acquisitions of complementary businesses. While we currently do not have commitments or agreements with respect to any acquisitions, our management regularly explores potential acquisitions of complementary businesses or operations. However, we do not have specific personnel dedicated solely to pursuing and making acquisitions. As a result, if we pursue any acquisition, our management, in addition to their operational responsibilities, could spend a significant amount of time and management and financial resources to pursue and integrate the acquired business with our existing business. To fund the purchase price of an acquisition, we may use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lenders. If we use capital stock, our stockholders, including purchasers of our stock in this offering, will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced. In addition, an acquisition may involve amortization of significant amounts of intangible assets and potential write-offs related to the impairment of goodwill that could adversely affect our profitability.

Despite the investment of these management and financial resources, an acquisition may not produce the revenue, earnings or business synergies that we anticipated or may produce such synergies less rapidly than anticipated for a variety of reasons, including:

•	difficulties in acquiring suitable companies on favorable terms due to competition from other companies for potential acquisition candidates;

•	difficulties in the assimilation of the operations, operational systems deployments, technologies, services, products and personnel of the acquired company;

•	failure of acquired technologies and services to perform as expected;

•	risks of entering markets in which we have no, or limited, prior experience;

•	effects of any undisclosed or potential legal or tax liabilities of the acquired company;

•	compliance with additional laws, rules or regulations that we may become subject to as a result of an acquisition that might restrict our ability to operate; and

•	the loss of key employees of the acquired company.

We may not be able to successfully address these problems. Our future operating results may depend to a significant degree on our ability to successfully integrate acquisitions and manage operations while controlling expenses and cash outflows. If we do not fully complete the integration of acquired businesses successfully and in a timely manner, we may not realize the anticipated benefits of the acquisitions to the extent anticipated, or as rapidly as anticipated, which may adversely affect our business, financial condition or results of operations.

Improper disclosure of client data could result in liability, litigation and harm our reputation.

From time to time, our services involve the interpretation of our clients’ customers’ personal data, including information of its employees and resources. We have established policies and procedures to help protect the security and privacy of this information. It is possible that our security controls over personal and other data and other practices we and our third party service providers follow may not prevent the improper access to or disclosure of personally identifiable or otherwise confidential information. Such disclosure could harm our reputation and subject us to liability under our contracts and laws that protect personal data and confidential information, which may adversely affect our business, financial condition and results of operations.

Some of our contracts with our clients subject us to privacy or confidentiality obligations, including provisions of the Standards for Privacy of Individually Identified Health Information, the Health Insurance Portability & Accountability Act and the Gramm-Leach-Bliley Act. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among various jurisdictions and countries in which we provide services. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace. A breach of such obligations may result in our requirement to indemnify our clients or pay penalties under the contracts with our clients, which may adversely affect our business, financial condition and results of operations.

We may be required to indemnify our clients for claims and costs.

Our contracts with our clients generally obligate us to indemnify them for property damage or personal injury caused by us during the engagement of our services. Risks related to these activities include (i) claims arising out of the actions or inactions of our personnel and (ii) claims by our clients relating to our personnel misusing their customers’ proprietary information, or other similar claims. We may incur losses from our indemnity obligations. In addition, some or all of these claims may give rise to litigation, which could be time-consuming to our management team and costly and have a negative impact on our business. We cannot assure you that we will not experience these problems in the future. We also cannot assure you that we have or will be able to obtain appropriate types or levels of insurance for employment-related or other claims, and we cannot assure that the insurance will be sufficient in amount or scope to cover all claims that may be asserted against us. If the ultimate judgments and settlements exceed our insurance coverage, our business, financial condition and results of operations may be adversely affected.

Our continued success depends on our ability to retain senior management.

Our success is largely dependent upon the efforts, direction and guidance of our senior management. Our continued growth and success also depends in part on our ability to attract and retain qualified managers and on the ability of our executive officers and key employees to manage our operations successfully. The loss of Dennis Dracup, Chief Executive Officer, Louis Provenzano, President and Chief Operating Officer, or Michael Schmidt, Chief Financial Officer, or our inability to attract, retain or replace key management personnel in the future may have an adverse effect on our business, financial condition and results of operations.

Our continued success depends on our ability to attract and retain qualified personnel.

Our business is labor intensive and places significant importance on our ability to recruit and retain a qualified base of interpreters and technical and professional personnel. We continuously recruit and train replacement personnel as a result of our changing and expanding work force. A higher turnover rate among our personnel would increase our hiring and training costs and decrease operating efficiencies and productivity. We may not be successful in attracting and retaining the personnel that we require to conduct our operations successfully.

Our business can be adversely affected by an emergency interruption and is highly dependent on the availability of telephone service.

Our operations are dependent upon our ability to protect our OPI interpretation centers against damage that may be caused by fire, severe weather conditions, power failure, telecommunications failures, unauthorized intrusion, computer viruses and other emergencies. We have taken precautions to protect ourselves and our clients from events that could interrupt delivery of our services. These precautions include fire protection and physical security systems, rerouting of telephone calls to one or more of our other OPI interpretation centers in the event of an emergency, backup power generators and a disaster recovery plan. We also maintain business interruption insurance in amounts that we believe is adequate, but may not adequately compensate us for any losses that we incur. Notwithstanding such precautions, a fire, natural disaster, human error, equipment malfunction or inadequacy, or other events could result in a prolonged interruption in our ability to provide services to our clients.

Our business is highly dependent upon telephone service provided by various local and long distance telephone companies. Any significant disruption in telephone service could adversely affect our business. Additionally, limitations on the ability of telephone companies to provide us with increased capacity in the future could adversely affect our growth prospects. Rate increases imposed by these telephone companies would have the effect of increasing our operating expenses. In addition, our operation of global interpretation centers causes us to rely on the availability of telephone service outside the United States. Any significant disruption in telephone service in the countries where we operate global interpretation centers could adversely affect our business, financial condition and results of operations.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, potentially limiting our ability to react to changes in the economy or our industry.

As a result of our new senior secured credit agreement that we entered into on November 4, 2009, upon completion of this offering, our debt under the senior secured credit agreement will be comprised of a $525.0 million tranche B term loan, which we refer to as the Term Loan Facility, a $50.0 million revolving credit facility, which we refer to as the Revolving Credit Facility, a $50.4 million term loan under the Citi Loan and a $17.5 million credit loan under the Citi Loan. The Revolving Credit Facility also allows us to borrow using letters of credit. The outstanding principal amount of the Term Loan Facility at November 15, 2009 was $525.0 million. The outstanding principal amount under the Citi Loan was $40.8 million as of November 15, 2009. Our significant level of consolidated debt could have important consequences to you including the following:

•	limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate purposes;

•	restrict our ability to pay dividends;

•	require a substantial portion of our cash flow from operations to make debt service payments;

•	require us to seek waivers from our banks as we may from time to time fail to be in compliance with covenants under debt agreements;

•	limit our flexibility to plan for, or react to, changes in our business and industry conditions;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent interest on our outstanding debt is variable, the impact of increases in interest rates.

Our senior secured credit agreement contains various covenants that may restrict our financial and operating flexibility.

Our senior secured credit agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our subsidiaries’ ability to, among other things:

•	declare dividends on our common stock;

•	incur additional indebtedness or issue certain preferred stock;

•	create certain liens or encumbrances;

•	enter into transactions with affiliates;

•	merge or consolidate with other entities;

•	sell assets;

•	enter into covenants that restrict our ability to pledge assets;

•	engage in different lines of business;

•	enter into sale and leaseback transactions and certain hedging agreements; and

•	make certain distributions, investments and other restricted payments.

Our senior secured credit agreement contains covenants that require us to maintain certain financial ratios, including our total leverage ratio and consolidated fixed charge coverage ratio, within specific limits. In addition, our senior secured credit agreement requires that, on the occurrence of certain events, we must make mandatory prepayments on our outstanding indebtedness. Such events include the incurrence of indebtedness that is prohibited under the senior secured credit agreement, sales of certain assets, receipt of proceeds from insurance claims and, for fiscal years after December 31, 2010, the incidence of excess cash flow. See “Description of Certain Indebtedness—Senior Secured Credit Agreement.”

A breach of a covenant or restriction contained in the senior secured credit agreement could result in a default that could in turn permit the affected lender to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds. If the lenders under such indebtedness accelerate the repayment of our borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings as well as other indebtedness.

Under our senior secured credit agreement, if a person, whether acting singly or in concert with other persons, other than ABRY Partners, the funds affiliated with ABRY Partners, Dennis Dracup, Michael Schmidt and Louis Provenzano, beneficially owns (i) capital stock with voting power greater than that of ABRY Partners and the funds affiliated with ABRY Partners and (ii) 35% or more of the total voting power of our capital stock, the lenders may require us to repay all outstanding amounts under such agreement and a prepayment premium.

In connection with our senior secured credit agreement, we entered into a security agreement that pledged a significant portion of our and our subsidiaries’ assets as collateral. If we are unable to repay those borrowings, the lenders under our senior secured credit agreement could proceed against the collateral granted to them to secure the indebtedness. Our ability to comply with the covenants in our senior secured credit agreement can be affected by events beyond our control, including the other risks described herein, and we cannot assure you that we will meet these covenants or, in the event of default, we cannot be assured that waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

Some of our debt has variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates.

As of November 15, 2009, approximately $565.8 million of our loans under our senior secured credit agreement and the Citi Loan were subject to variable interest rates. Based on the November 15, 2009 borrowings, a hypothetical 1% increase in the interest rate we are charged on our debt would increase our annual interest expense by an estimated $5.7 million. If we borrow additional amounts under the Revolving Credit Facility, the interest rates on those borrowings may vary depending on the base rate or Eurodollar Rate (LIBOR), and other debt we incur also could be variable-rate debt. If market interest rates rise, any debt subject to variable interest rates will create higher debt service requirements, which could adversely affect our cash flow. While we have and may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. We and our subsidiaries may be able to incur substantial indebtedness in the future, subject to the restrictions contained in our senior secured credit agreement. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

A write-off of all or a part of our identifiable intangible assets or goodwill would hurt our operating results and reduce our net worth.

We have significant identifiable intangible assets and goodwill, which represent the excess of the total purchase price of our acquisitions over the estimated fair value of the net assets acquired. As of September 30, 2009, we had $328.5 million of identifiable intangible assets, net of accumulated amortization and $484.1 million of goodwill on our balance sheet, which represented in excess of 83% of our total assets. We amortize identifiable intangible assets over their estimated useful lives which range from 3 to 20 years. We also evaluate our goodwill for impairment at least annually using a combination of valuation methodologies. Because one of the valuation methodologies we use is impacted by market conditions, the likelihood and severity of an impairment charge increases during periods of market volatility, such as the one that recently occurred as a result of the general weakening of the global economy. If we are unable to retain our existing customers, or if our billed minutes or average rate per minute decreases, we may incur future impairment charges. We are not permitted to amortize goodwill under U.S. accounting standards. In the event an impairment of goodwill is identified, a charge to earnings would be recorded. Although it does not affect our cash flow, a write-off in future periods of all or a part of these assets would adversely affect our business, financial condition and results of operations. During 2006 and 2007, we recorded a goodwill impairment charge of $5.3 million and $1.3 million, respectively in the Language Line U.K. segment. We determined the fair value of Language Line U.K. segment reporting unit using a combination of the market and income approaches, which require estimates of future operating results and cash flows discounting using an estimated discount rate. In 2006, our estimates resulted from loss of two key customers in the U.K. In 2007, we experienced continued erosion of business among our other customers and began to observe competitive pricing pressures in our key revenue channel, the U.K. government sector.

We have identified a material weakness in our internal control over financial reporting that, if not corrected, could result in material misstatements in our financial statements.

In connection with the preparation of our financial statements for the year ended December 31, 2008, we have identified a certain matter involving our internal control over financial reporting that constitutes a material weakness under standards established by the Public Company Accounting Oversight Board, which we refer to as PCAOB.

The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We identified a material weakness where we did not have effective controls over the accounting for business combinations to ensure that we completely and accurately accounted for the acquisition of Coto Global Solutions, which we refer to as Coto. We have taken steps to address this material weakness by hiring additional personnel with technical accounting expertise and implementing enhanced training for our finance and accounting personnel to familiarize them with our accounting policies. However, we will not be able to confirm that we have remediated this material weakness until our newly implemented procedures have been working for a sufficient period of time. As a result of this and similar activities, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

If the remedial policies and procedures we implement and resources we hire are insufficient to address the identified material weakness, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure could also adversely affect the results of the annual management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting, which are required under Section 404 of the Sarbanes-Oxley Act of 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls Over Financial Reporting.”

We cannot predict the outcome of various measures in Congress aimed at limiting the transfer of U.S. jobs overseas or the impact of healthcare reform legislation.

A number of our interpreters are located in global interpretation centers outside of the United States. Although hourly wages for our off-shore interpreters are often above the average wage rate in their respective countries, these off-shore interpreters are paid less than comparable U.S.-based interpreters, and the global interpretation centers have a meaningful cost advantage over our domestic interpretation centers. Several measures have been introduced in Congress aimed at prohibiting, or at least limiting, the transfer of U.S. jobs to foreign countries. It is not clear whether these legislative proposals will eventually become law or what impact they may have on our business.

It is not clear whether and in what form healthcare legislation currently considered by Congress may impact our workforce. However, the legislation may result in increased benefits costs for some of our interpreters.

Risks Related to this Offering and Ownership of Our Common Stock

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

We are controlled, and after this offering and the Exchange are completed will continue to be controlled, by ABRY Partners and the funds affiliated with ABRY Partners. ABRY Partners and the funds affiliated with ABRY Partners will own, in the aggregate, approximately     % of our outstanding common stock after the consummation of this offering and the Exchange (and approximately     % if the option granted to the underwriters is exercised in full). ABRY Partners will have the ability to elect a majority of our board of directors. As a result, ABRY Partners will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. The interests of this stockholder may not be consistent with your interests as a stockholder.

This control may deter hostile takeovers, delay, defer or prevent acquisitions by a third party or other changes in control or changes in management, or limit the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. As a result, our stockholders could be deprived of the opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock. In addition, our amended and restated certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL, that relate to business combinations with interested stockholders do not apply to us.

Our amended and restated certificate of incorporation also provides that the doctrine of corporate opportunity does not apply to ABRY Partners or any of our directors who are employees of, or are affiliated with, ABRY Partners, in a manner that would prohibit them from investing or participating in competing businesses. ABRY Partners is in the business of making investments in companies and may from time to time acquire and hold interests in business that compete directly or indirectly with us. ABRY Partners may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. To the extent they invest in such other businesses, ABRY Partners may have differing interests than our other stockholders.

So long as ABRY Partners and the funds affiliated with ABRY Partners continue to own a significant amount of our common stock, either directly or indirectly, even if such amount is less than 50%, ABRY Partners will continue to be able to strongly influence or effectively control our business.

We will be a “controlled company” within the meaning of the rules of the The NASDAQ Global Market, which we refer to as NASDAQ, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, ABRY Partners and the funds affiliated with ABRY Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under NASDAQ corporate governance standards. As a controlled company, exemptions under NASDAQ standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of NASDAQ;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under the heading “Forward-Looking Statements” below.

In addition, the stock markets, and in particular NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                      shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers, directors, the selling stockholder and certain other unitholders of Language Line Holdings LLC have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, including units of Language Line Holdings LLC, during the period from the date of this prospectus continuing through the date 180 days (subject to extension) after the date of this prospectus. Morgan Stanley and Credit Suisse may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at the same time;

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders unless such action is recommended by all directors then in office;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share, because the initial public offering price of $             per share, based on the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their units. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to retain our existing clients;

•	our ability to implement our business strategy;

•	our clients’ trend toward outsourcing OPI services;

•	competition in our markets and our ability to compete in those markets;

•	the continued reduction in our average revenue per minute;

•	client consolidations;

•	limitations placed by our contracts;

•	our ability to increase interpreter productivity;

•	our ability to protect our intellectual property;

•	market conditions or trends in our industry or the economy as a whole;

•	factors related to doing business internationally;

•	our ability to pursue and complete acquisitions;

•	changes in key personnel;

•	the availability of telephone service and emergency interruption of operations;

•	impairment of goodwill;

•	our ability to remediate our material weakness in our internal control over financial reporting;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in operating performance and stock market valuations of other companies; and

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this prospectus as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $             million, assuming the shares are offered at $             per share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters’ over-allotment option to purchase additional shares is exercised, we do not expect to receive any additional proceeds. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholder.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use the net proceeds we receive from this offering to (i) pay a dividend to our parent, Language Line Holdings LLC, which it will use to redeem in whole its series A preferred units, which amounts to approximately $             million, approximately $             million of which is owned by affiliates of ABRY Partners and approximately $             of which is owned by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering, and (ii) approximately $             to repay outstanding term loans pursuant to the Citi Loan, approximately $             of which is to pay ABRY Partners a fee for guaranteeing the Citi Loan.

As of September 30, 2009, we had approximately $40.8 million of borrowings outstanding under the Citi Loan. The Citi Loan matures on December 31, 2010 and had an interest rate of 4.75% at September 30, 2009, which includes fees payable to ABRY Partners in exchange for guaranteeing this loan. In addition, there were approximately $179.0 million of series A preferred units outstanding as of September 30, 2009. The series A preferred units accrue a yield of 15% per year compounded quarterly on the sum of any unreturned capital value of the units plus the unpaid yield on such units, provided that the accrual will be 17% per year from and after the date of an event of default until such event of default is cured.

DIVIDEND POLICY

We have not historically declared or paid cash dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future, except for the dividend to be paid to our parent, Language Line Holdings LLC, from a portion of the net proceeds we will receive from this offering. Instead, we anticipate that all of our earnings in the foreseeable future will be used to operate and grow our business and service and repay existing indebtedness. Any future determination to pay dividends to our common stockholders may only occur after Language Line Holdings LLC has redeemed in full its series A preferred units, which it intends to redeem in whole in connection with this offering, and will be at that discretion of our board of directors, subject to compliance with certain contractual restrictions, including under our senior secured credit agreement and agreements for other indebtedness or preferred securities we may incur or issue, which restrict or limit our ability to pay dividends, and will depend upon, among other things, our results of operations, financial condition, capital requirements and other contractual restrictions. See “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2009 on:

•	an actual basis;

•	a pro forma basis to give effect to the Refinancing; and

•	a pro forma as adjusted basis to give effect to the following:

•	the Reorganization;

•

the sale of              shares of our common stock in this offering by us at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us; and

•	the application of the net proceeds from this offering as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)

Cash and cash equivalents	$68,495	$23,108	$

Debt:
Senior term loans(2)	188,362	525,000
Senior Subordinated Notes(2)	163,126	—
Discount Notes(2)	108,993	—
Citi Loan	40,755	40,755
U.K. senior and mezzanine loan(2)	20,457	—
Coto senior secured credit agreement(2)	26,451	—

Total debt	548,144	565,755

Liability classified units:
Class C unit liability	60,354	60,354
Series A preferred units	178,954	178,954

Total liability classified units	239,308	239,308

Temporary equity:
Coto preferred units(2)	15,867	—
Class D units	23,700	23,700

Total temporary equity	39,567	23,700

Members’/stockholders’ equity (deficit):
Class A units	276,160	276,160
Common stock, shares authorized, shares outstanding pro forma as adjusted	—	—
Additional paid in capital(1)	—	—
Accumulated other comprehensive loss	(1,267)	(1,267)
Accumulated deficit	(305,270)	(305,270)

Total members’/stockholders’ equity (deficit)(1)	(30,377)	(30,377)

Total capitalization(1)	$796,642	$798,386	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of additional paid-in capital, total members’/stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

(2)	In November 2009, we entered into our senior secured credit agreement. We used a portion of the proceeds from our senior secured credit agreement to payoff in full the Coto preferred units, the U.S. senior loan, the U.K. senior loan, the U.K. mezzanine loan, Coto senior secured loan, the Senior Subordinated Notes and Discount Notes.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of September 30, 2009 (after giving effect to the Reorganization) was approximately $             million, or $             per share of common stock. The pro forma net tangible book value of our common stock as of September 30, 2009 after giving effect to the Reorganization and the Refinancing was approximately $             million, or approximately $             per share of common stock, based upon the number of shares of common stock outstanding upon the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to:

•	the Reorganization and the Refinancing;

•	the exchange of all Class C units of Language Line Holdings LLC;

•

the sale of common stock by us in this offering at an assumed initial public offering price of $             per share, the mid point of the price range set forth on the cover page of this prospectus after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the use of the net proceeds to us from this offering as described in “Use of Proceeds,”

our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $             per share to existing common stockholders, and an immediate dilution of $             per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share as of September 30, 2009 after giving effect to the Reorganization
Pro forma net tangible book value per share as of September 30, 2009 after giving effect to the Reorganization and the Refinancing	$
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after giving effect to the Reorganization, the Refinancing and this offering

Dilution in pro forma net tangible book value per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, or $             per share after giving effect to the Reorganization, the Refinancing and the dilution in net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only and, following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes as of                          the differences between our existing stockholders and new investors with respect to the number of shares of our common stock sold in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders			$		$
New investors

Total		100%		$100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by         %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The tables and calculations above are based on              shares of common stock issued and outstanding as of the closing of this offering and excludes              shares of restricted stock and stock options to purchase              shares of common stock reserved for issuance under our 2010 Omnibus Incentive Plan that we plan to adopt in connection with this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our predecessor’s selected consolidated financial and other data for the periods and as of the dates indicated. The selected consolidated statements of operations data for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 and selected consolidated balance sheet data as of December 31, 2007 and December 31, 2008 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the periods from January 1, 2004 through June 11, 2004 and June 12, 2004 through December 31, 2004 and for the year ended December 31, 2005 and the unaudited consolidated balance sheet data as of December 31, 2004, December 31, 2005 and December 31, 2006 are derived from our unaudited consolidated financial statements that are not included elsewhere in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2008 and 2009 and the selected consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Our two principal operating subsidiaries, Language Line Holdings II, Inc. and Language Line Services U.K. Limited, were previously 100.0% owned by Language Line Holdings LLC, our parent. Language Line Holdings LLC, our parent, will contribute its ownership interest in Language Line Holdings II, Inc. and Language Line Services U.K. Limited to us prior to completion of this offering, which will make each of Language Line Holdings II, Inc. and Language Line Services U.K. Limited, a wholly-owned subsidiary of ours. We anticipate this transaction being accounted for as a reorganization of entities under common control, and accordingly, there will be no change in the basis of the underlying assets and liabilities.

You should read this selected consolidated financial data in conjunction with the financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

	Entity Prior to the Predecessor							Nine Months Ended September 30,
	January 1 to June 11, 2004	June 12 to December 31, 2004	Year Ended December 31,
			2005	2006	2007	2008		2008	2009
		(in thousands, except per unit and per share data)
Statement of Operations Data:
Revenues	$64,692	$80,284	$144,878	$185,340	$202,924		$278,174	$204,580		$227,474

Cost of revenues (exclusive of items shown separately below)	21,512	25,973	49,275	64,911	71,029		101,469	75,352		79,118
Selling, general and administrative	20,271	12,857	24,323	35,417	40,316		65,714	40,208		91,885
Depreciation and amortization expense	1,735	21,709	39,217	38,016	34,398		40,700	29,120		27,527
Impairment of goodwill	—	—	—	5,293	1,342		—	—		—

Total operating costs and expenses	43,518	60,539	112,815	143,637	147,085		207,883	144,680		198,530

Income from operations	21,174	19,745	32,063	41,703	55,839		70,291	59,900		28,944
Interest expense	5,982	34,572	69,918	79,377	76,612		76,783	58,781		60,433
Interest and other income, net	—	287	285	1,591	1,514		537	780		300

Net income (loss) before income taxes	15,192	(14,540)	(37,570)	(36,083)	(19,259)		(5,955)	1,899		(31,189)
Income tax (benefit) expense	5,968	(1,614)	(9,273)	(2,517)	404		8,615	6,461		11,525

Net income (loss) before noncontrolling interest	9,224	(12,926)	(28,297)	(33,566)	(19,663)		(14,570)	(4,562)		(42,714)
Noncontrolling interest (preferred stock dividends of subsidiary)	—	—	—	—	—		1,829	1,336		1,518

Net income (loss)	$9,224	$(12,926)	$(28,297)	$(33,566)	$(19,663)		$(16,399)	$(5,898)		$(44,232)

Net loss per Class A unit, basic and diluted			$(0.23)	$(0.25)	$(0.14)		$(0.11)	$(0.04)		$(0.31)
Weighted average number of Class A units, basic and diluted			120,000	132,364	139,707		139,707	139,707		139,707
Net loss per Class D unit, basic and diluted			$(0.16)	$(0.21)	$(0.12)		$(0.10)	$(0.04)		$(0.26)
Weighted average number of Class D units, basic and diluted			5,091	5,091	5,091		5,091	5,091		5,091
Pro forma net income (loss) per share of common stock basic and diluted (unaudited)(1)						$			$
Pro forma weighted average shares of common stock outstanding, basic and diluted(1)

Other Financial Data:
Adjusted EBITDA(2)	$32,757	$41,870	$70,968	$85,807	$91,908		$121,755	$89,092		$106,139

Other Non-Financial Data:
Billed minute growth				24.8%	17.5%		42.8%	39.8%		17.4%
ARPM decline				(1.3%)	(7.1%)		(7.3%)	(7.0%)		(4.7%)

	As of December 31,					As of September 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,167	$15,774	$24,627	$18,587	$24,577	$68,495
Working capital	610	11,824	23,555	19,433	39,027	101,353
Total assets	914,338	879,092	913,722	879,079	949,146	977,212
Series A preferred units	88,986	105,300	119,357	138,311	160,274	178,954
Total debt(3)	530,481	516,603	541,603	515,819	557,796	548,144
Total temporary equity	5,100	4,100	4,200	6,100	25,529	39,567
Total members’ equity (deficit)	107,185	82,928	70,078	49,535	26,853	(30,377)

(1)	For a description of the pro forma adjustments used to calculate pro forma net loss per share of common stock for the year ended December 31, 2008 and for the nine months ended September 30, 2009, refer to Note 1 “Basic and diluted net loss per unit and pro forma earnings per share” to the notes to the consolidated financial statements included elsewhere in this prospectus.
(2)	We define Adjusted EBITDA as net income (loss) before noncontrolling interest, interest expense and other income, net, income tax (benefit) expense, depreciation and amortization, impairment of goodwill, equity-based compensation expense and merger related expenses. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results under U.S. generally accepted accounting principles, which we refer to as GAAP, and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense and other income, net, and noncontrolling interest), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes), as well as other items which are non-cash (such as equity-based compensation expense and impairment of goodwill) and non-recurring items (such as merger related expenses), from our operations. Despite the importance of this measure in analyzing our business and evaluating our operating performance, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP; nor is Adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our senior secured credit agreement;

•	Adjusted EBITDA does not reflect income tax payments we are required to make;

•

Although equity-based compensation expense is a non-cash charge, Adjusted EBITDA does not reflect the cash requirements for vested units we elected to repurchase upon the cessation of employment during the years ended December 31, 2006, December 31, 2007, December 31, 2008 and nine months ended September 30, 2008 and September 30, 2009 totaling $42,000, $15,000, $26,000, $1,000 and $0, respectively; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net loss before noncontrolling interest to Adjusted EBITDA. Adjusted EBITDA, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations. The following table sets forth a reconciliation of net income (loss) before noncontrolling interest, a comparable GAAP-based measure, to Adjusted EBITDA. All of the items included in the reconciliation from net income (loss) before noncontrolling interest to Adjusted EBITDA are either (i) non-cash items (such as depreciation and amortization, equity-based compensation expense and impairment of goodwill), (ii) items that management does not consider in assessing our on going operating performance (such as income taxes and interest expense and other income, net) or (iii) non-recurring items (such as merger related expenses). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

The following is a reconciliation of net loss before noncontrolling interest to Adjusted EBITDA for the periods presented.

	January 1 to June 11, 2004	June 12 to December 31, 2004	Year Ended December 31,				Nine Months Ended September 30,
			2005	2006	2007	2008	2008	2009
	(in thousands)
Net income (loss) before noncontrolling interest	$9,224	$(12,926)	$(28,297)	$(33,566)	$(19,663)	$(14,570)	$(4,562)	$(42,714)
Interest expense and other income, net	5,982	34,285	69,633	77,786	75,098	76,246	58,001	60,133
Income tax (benefit) expense	5,968	(1,614)	(9,273)	(2,517)	404	8,615	6,461	11,525
Depreciation and amortization	1,735	21,709	39,217	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	—	—	—	5,293	1,342	—	—	—
Equity-based compensation	—	312	(312)	—	329	10,398	72	49,668
Merger related expenses	9,848	104	—	795	—	366	—	—

Adjusted EBITDA	$32,757	$41,870	$70,968	$85,807	$91,908	$121,755	$89,092	$106,139

(3)	Total debt at December 31, 2008 includes long-term obligations, net of current portion of $533.4 million and current portion of long-term obligations of $18.6 million, and the related party loan of $5.8 million. Total debt at September 30, 2009 includes long-term obligations, net of current portion of $537.9 million and current portion of long-term obligations of $3.9 million, and the related party loan of $6.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial and Other Data,” and the historical financial statements and related notes included elsewhere in this prospectus. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may”, “will”, “expect”, “anticipate”, “estimate”, “seek”, “intend”, “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, selling and marketing expenses, general and administrative expenses, capital resources, average revenue per billed minute, billed minutes, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed below and elsewhere in this prospectus that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review the risk factors set forth herein. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Business Overview

We believe we are a global leader in providing on-demand language interpretation services. Supporting over 170 languages, we provide our interpretation services to businesses, government and other public sector clients primarily via telephone interpretation. We also provide video and in-person interpretation services. Within seconds of receiving an inbound call, 24 hours a day and seven days a week, we provide our clients with an over-the-phone interpreter with the appropriate language and topic-specific skill set who can help facilitate a conversation between our client and our client’s LEP customers. In 2008, we helped more than 35 million people communicate across linguistic barriers by providing over-the-phone interpretation, which we refer to as OPI, services to our clients. We focus on high-value interactions that require immediate availability of our multi-lingual resources, including emergency rooms or 911 calls, or flexible, customized interpretation services to businesses, such as mortgage or insurance claims processing. Our interpretation services enable our clients to increase their revenue and deliver mission-critical services to their customers, thereby improving their customer loyalty. We also help clients comply with applicable laws and regulations by providing in-language support to our clients’ growing population of current and prospective LEP customers in the growing and largely underserved LEP marketplace.

We offer a wide range of language interpretation services across a diverse group of industry verticals, including healthcare, government, financial services, insurance, telecommunications and utilities. We have over 10,000 clients, including approximately 60% of the Fortune 500 companies and all of the top 20 emergency 911 response centers in the U.S. For the nine months ended September 30, 2009, our largest client represented less than 5% of revenue and our largest vertical market, healthcare, represented less than 30% of revenue. Our diverse industry focus and delivery of revenue-enhancing and mission-critical services have driven increased demand and interpreter minutes growth even in challenging economic times. For example, throughout the current recessionary environment, we have provided interpretation services for calls related to mortgage foreclosure, helping our clients’ customers understand terms or negotiate payments. These applications complement our financial services clients’ traditional use of our services, which include resolving credit card problems, increasing collections, opening new accounts, providing home buyer education and producing credit reports. Our insurance industry clients use our services to process claims, improve claim investigations, evaluate questionable claims, enhance help desk service and explain benefits. We assist healthcare clients by facilitating emergency room and critical care situations, accelerating triage and medical advice, simplifying patient admission processes, improving billing and increasing collections. We also support emergency 911 services, disaster relief, citizen support 311 services and other services for governments and municipalities.

We leverage our industry-leading operating scale, interpreter workforce and proprietary technology to deliver to our clients a high quality, cost-effective, on-demand alternative to staffing in-house multilingual employees or utilizing FFI services. Our clients rely on the quality, accuracy and professionalism of our highly skilled interpreters who facilitated over 21 million calls in 2008, helping people communicate across linguistic barriers. Our low-cost delivery model and focus on operating efficiency has enabled us to be competitive in the pricing of our services, while maintaining strong profitability levels. Given the strong secular trends for our services and the uniquely low capital requirements of our business model, we have consistently grown our business and delivered strong free cash flow. We have grown our revenue to $278.2 million in 2008 from $185.3 million in 2006, representing a CAGR of 22.5%. Our income from operations for 2008 was $70.3 million, and from 2006 to 2008 our ratio of annual capital expenditure to revenue has averaged 1.7%.

Our Corporate History

On June 11, 2004, pursuant to the terms of the Agreement and Plan of Merger dated April 14, 2004, by and among Language Line Holdings, Inc., a Delaware corporation and a predecessor company formed in 1999, Language Line Acquisition, Inc., an indirect wholly-owned subsidiary of Language Line Holdings LLC and our parent, and Language Line, Inc., an indirect subsidiary of ABRY Partners. Language Line, Inc. acquired control of Language Line Holdings, Inc. After the merger, Language Line Acquisition, Inc. was renamed Language Line Holdings, Inc., which is a subsidiary of Language Line Holdings LLC.

LL Services Inc. was incorporated in Delaware in November 2009. We are a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. Prior to completion of this offering, we will be renamed Language Line Services Holdings, Inc. We are a wholly-owned subsidiary of Language Line Holdings LLC. Prior to completion of this offering, Language Line Holdings LLC, our parent, will contribute all of its ownership interest in Language Line Holdings II, Inc., our principal U.S. operating subsidiary, and Language Line Services U.K. Limited, our principal foreign operating subsidiary, to us, which will make each of Language Line Holdings II, Inc. and Language Line Services U.K. Limited wholly-owned subsidiaries of ours. In exchange for that contribution, we will issue              shares of our common stock to Language Line Holdings LLC. At September 30, 2009, funds affiliated with ABRY Partners and our management and directors had ownership interests in Language Line Holdings LLC of approximately       % and       %, respectively. Language Line Holdings LLC will dissolve after the Exchange.

Our Business Segments

We conduct our operations in three business segments: U.S. Interpretation Services, Language Line U.K. and Ancillary Services.

Our U.S. Interpretation segment predominantly provides OPI services to business, government and other public service clients primarily via telephone interpretation in over 170 languages. Within seconds of receiving an inbound call, 24 hours a day and seven days a week, we provide our clients with an over-the-phone interpreter with the appropriate language and topic-specific skill set who can help facilitate a conversation between our client and our client’s LEP customers.

Our Language Line U.K. segment provides OPI services, FFI and document translation services in the U.K. Our FFI services consist of on-site interpretations, primarily to healthcare, police, emergency and government clients, as well as commercial work.

We provide localization of client documents and materials as well as in-person translation resources to a variety of professional fields through our Ancillary Services operating segment. We specialize in the localization of technical documentation, software, on-line applications and all types of multi-media output, training materials,

e-learning solutions and business systems. We believe that our ability to complete complex, multi-language projects on time with superior quality sets us apart from our competition.

Internal Controls Over Financial Reporting

In connection with the preparation of our financial statements for the year ended December 31, 2008, we have identified certain matters involving our internal control over financial reporting that constitute a material weakness under standards established by the Public Company Accounting Oversight Board, which we refer to as the PCAOB.

The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We identified a material weakness where we did not have effective controls over the accounting for business combinations to ensure that we completely and accurately accounted for the acquisition of the Coto Global Solutions business. In order to remediate the material weakness identified, we have taken the following steps:

•	We recruited additional personnel trained in financial reporting under accounting principles generally accepted in the United States; and

•	We implemented enhanced training for our finance and accounting personnel to familiarize them with our accounting policies.

Financial Operations Overview

Revenue

Our revenues are primarily derived from OPI and also includes FFI, document translation and localization. Our OPI revenue is based on the volume of minutes for which we provide our interpretation services and the rate per minute which we bill. Usage for the majority of clients is billed in one-minute increments. Price per billed minute is typically based on the language requested and time of day, subject to discounts related to billed minute volume pricing arrangements with certain clients. Billing rates for these services also vary depending on participant geographic location and type of service. We also charge clients for a number of complementary services that allow us to provide a full service language solution. Included among those services are FFI, document translation, video interpretation services and American Sign Language.

FFI revenues are derived based on actual time for the interpretation and negotiated rates per hour, fractions thereof or minimums, if applicable.

Revenues from document translation of written media and localization are generally recognized at the time the finished product is delivered to the client.

Trends toward outsourcing OPI services.    Our business depends on the continued need for outsourced OPI services as driven by general economic and public policy factors. There is a possibility that these trends may not continue, as businesses and organizations may either elect to perform OPI services in-house or discontinue OPI services, both of which would have a negative effect on our revenues. Additionally, Spanish-English interpretation services accounted for the majority of our total OPI billed minutes in 2008 and the first nine months of 2009. A decision by our clients to conduct an increasing amount of OPI services in-house, especially for the rapidly growing Spanish-speaking community, could have an adverse effect on our business, financial condition and results of operations.

Competition.    Our interpretation services are subject to price competition. Our existing contracts with our clients generally are non-exclusive, terminable after a period of notice and have no requirement for a minimum amount of billed minutes. We generally obtain our clients through a competitive bidding process, usually by responding to a request for proposal, in which a potential client may negotiate among multiple interpretation service providers. In addition, the cost incurred by our clients to switch or use multiple interpretation service providers is minimal. From time to time, we may need to reduce our prices or offer other concessions for some of our services to respond to competitive and client pressures and to maintain market share. These concessions include volume discounts, waiving fees and reduction in the prices we charge for our services. Such pressures also may restrict our ability to offset our costs to provide interpretation services. Any reduction in prices as a result of competitive pressures will negatively impact ARPM and our revenues.

Our ARPM has declined over the past five years and the first nine months of 2009, and is anticipated to continue to decline in the future. We have undertaken a strategy to manage pricing per billed minute as a strategic tool to encourage our clients to purchase more billed minutes and to optimize our market share. This is consistent with industry trends, which are expected to continue for the foreseeable future. If we are unable to attract sufficient volume to offset lower per minute charges, or if average revenue per billed minute decreases beyond our expectations, our revenues will be negatively impacted.

Customer demand and economic stability.    Our success depends in part upon continued demand for our services from our clients within the industries we serve. A significant downturn in the insurance, healthcare, financial services or government industries, which together accounted for a majority of our revenues in 2008 and the first nine months of 2009 or a trend in any of these industries to reduce or eliminate their use of OPI services may negatively impact our revenues.

Demand for our services is sensitive to changes in the level of economic activity, and our business may suffer during an economic downturn or recession. Our clients’ customers are sensitive to changes in economic conditions, and a reduction in demand for our clients’ products or services may result in a decrease in demand for our services. Slowing economic activity may also result in our clients canceling or delaying projects or a reduction of the scope or breadth of services, including a reduction in the number of languages in which our clients provide products or services to their clients. If demand for our clients’ products or services deceases, the demand for our services may decrease, which will adversely affect our revenues.

More generally, the current unfavorable changes in global economic conditions, including recession, inflation, fluctuating energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S., have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown. If the economic climate in the U.S. or abroad does not improve from its current condition or further deteriorates, our revenues may be negatively impacted. More specifically, our clients or potential clients may reduce their demand for our services, which would adversely impact our revenues.

Cost of Revenues

Cost of revenues are (i) labor costs associated with our interpreters and call agents, (ii) telecommunication expenses for calls related to providing service for our clients, (iii) FFI service costs and (iv) vendors providing translation of written media on our behalf.

Selling, General and Administrative

The principal component of our selling, general and administrative expense, which we refer to as SG&A, is salary and benefits for our sales force, customer service staff, technology and development personnel, senior management and other personnel involved in business support functions. SG&A also includes certain fixed telephone costs as well as other expenses that support the ongoing operation of our business, such as facilities costs, certain service contract costs, equipment depreciation and maintenance, and amortization of finite-lived intangible assets. We expect our SG&A expense to increase in future periods as we continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations, higher insurance premiums and compliance costs in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

Depreciation and Amortization Expense

Depreciation expense consists primarily of depreciation of property and equipment. Our amortization expense consists of the amortization of all intangible assets, primarily resulting from acquisitions.

Impairment of Goodwill

We hold significant amounts of goodwill and intangible assets. We evaluate these assets for impairment as further discussed in “Critical Accounting Policies and Estimates.” These evaluations have, in the past, resulted in impairment charges for certain of these assets based on the specific facts and circumstances surrounding those assets. Based on a continuation of the current economic conditions or other factors, we may be required to take additional impairment charges to reflect further declines in our asset and/or investment values.

Interest Expense

Interest expense consists of interest expense related to our long-term debt, yield on the series A preferred units, adjustments to the fair value pursuant to the Citi Loan capital call agreement, as described further in Note 7, Debt Obligations, to the notes to the consolidated financial statements included elsewhere in this prospectus and the ABRY Partners guarantee fee pursuant to the Citi Loan. We expect interest expense to decrease in future periods as we anticipate paying off the entire balance of the outstanding series A preferred units as well as the Citi Loan with proceeds associated with our initial public offering.

Income Tax Expense

Income tax expense consists of federal and state income taxes in the United States and various foreign jurisdictions. Due to our redemption of our Discount Notes, we expect a lower effective tax rate in the fourth quarter of 2009 as we will be able to claim a deduction for a portion of the accredited value of the notes from prior periods.

Effect of Foreign Currency Exchange Rate Fluctuations

A portion of our operations are conducted in functional currencies other than in the U.S. dollar, our reporting currency. As a result, we are required to translate those results from the functional currency into U.S. dollars at the average exchange rate during the periods reported. When comparing our results of operations between periods, there may be material portions of the changes in our revenues or expense that are derived from fluctuations in exchange rates experienced between those periods.

Key Drivers Affecting Our Results of Operations

Factors Related to Our Indebtedness.    In connection with our acquisition by ABRY Partners in 2004, we incurred a significant amount of indebtedness. Accordingly, we have incurred significant interest expense over the period since the acquisition. In November 2009, we refinanced a large portion of our then existing balance sheet debt with a $575.0 million senior secured financing, consisting of the $525.0 million six-year Term Loan Facility and the $50.0 million five-year Revolving Credit Facility. Proceeds were used to refinance our existing senior secured credit facilities, mezzanine facility, Coto preferred units, Senior Subordinated Notes and the Discount Notes. While recent economic conditions have generally resulted in a tightening of credit availability, the recent refinancing helped improve our liquidity profile, particularly when combined with the anticipated reduction of our outstanding indebtedness using a portion of the proceeds of this offering, and also significantly reduced our interest expense.

Acquisition Activities.    Identifying and successfully integrating acquisitions of complementary service providers has been a component of our growth strategy. We will continue to seek opportunities to expand our capabilities across industries and service offerings. We expect this will occur through a combination of organic growth, as well as strategic partnerships, alliances and acquisitions to expand into new services offerings as well as into new industries. Since 2005, we have invested approximately $129 million in strategic acquisitions. We believe there are acquisition candidates that will enable us to expand our capabilities and markets and intend to continue to evaluate acquisitions in a disciplined manner and pursue those that provide attractive opportunities to enhance our growth and profitability.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on a regular basis and are based on historical experience and various other factors that we believe are reasonable. Estimates and assumptions include, but are not limited to, revenue recognition, allowance for doubtful accounts, goodwill and other intangible assets, equity-based compensation, income taxes and claims and legal proceedings.

We believe the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements. See Note 1 to the notes to the consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We earn revenue through three primary sources: a) OPI services, b) FFI and c) translation of written media. We recognize revenue when all of the following four revenue recognition criteria have been met:

•	persuasive evidence of an arrangement exists;

•	the services have been performed;

•	the price is fixed or determinable; and

•	collection is reasonably assured.

Revenue from OPI services is recognized as interpretation services are performed based on actual time that is tracked for each call at the negotiated rate per minute for the customer. FFI revenues are derived based on actual time for the interpretation and negotiated rates per hour, fractions thereof or minimums, if applicable, and are recognized when the service is performed. Our translation services are generally performed under written contracts, and revenue is generally recognized at the time the finished product is delivered to the client. In the event cash is received from customers prior to our recognition of the underlying revenue on the contract, we record this amount as deferred revenue, which is included as an accrued liability in the accompanying consolidated balance sheet contained in this prospectus.

Allowance for Doubtful Accounts

We closely monitor our cash collection trends and the aging of accounts receivable. Provisions for doubtful accounts are primarily estimated based on cash collection analyses and accounts receivable aging reports. In evaluating the adequacy of allowances for doubtful accounts, we assess a number of factors, including historical collection experience, customer concentrations, past due accounts and current economic trends. Accounts receivable are written off after collection efforts have been pursued in accordance with our policies and procedures. While our debt losses have historically been within our expectations and the allowance established, we might not continue to experience the same loss rates that we have in the past. If the financial condition of individual clients or the general worldwide economy were to vary materially from the estimates and assumptions made by us, the allowance may require adjustment in the future. We evaluate the adequacy of the allowance on a regular basis, modifying, as necessary, its assumptions, updating its record of historical experience and adjusting reserves as appropriate.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of net assets received. Identifiable intangible assets are comprised of customer relationships, trademarks and trade names, and other intangible assets. Identifiable intangible assets are being amortized over the period of estimated benefit using principally the straight-line method and estimated useful lives ranging from one to twenty years. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.

We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Goodwill is allocated to various reporting units, which are generally an operating segment. Following the acquisition of Coto, we have five reporting units, and goodwill has been allocated to three of the reporting units. The goodwill arising from the acquisition of Coto is reported in the U.S. Interpretation Services reporting segment. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilize comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to measure the amount of impairments loss, if any. Based on our annual impairment test in 2006 and 2007, we concluded that the carrying amount of our Language Line U.K. reporting unit exceeded its fair value and recorded an impairment charge of $5.3 million and $1.3 million during the years ended December 31, 2006 and 2007, respectively. The impairment charge was determined by comparing the carrying value of goodwill in our Language Line U.K. reporting unit with the implied fair value of the goodwill. See Note 4, Goodwill, to the notes to consolidated financial statements included elsewhere in this prospectus. There were no events or circumstances from December 31, 2007 through December 31, 2008 and September 30, 2009 (unaudited) that would impact this assessment.

We determined the fair value of the reporting units based on a weighting of market and income approaches. Under the market approach, we estimated the fair value based on market multiples of EBITDA. Under the income approach, we measured fair value of the reporting unit based on a projected cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our current business model. Our discounted cash flow projections were based on our annual financial forecasts developed internally by management for use in managing our business. Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that the estimates and assumptions made for purposes of our goodwill impairment testing at December 31, 2008 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenues or gross margin rates are not achieved, we may be required to record goodwill impairment charges in future periods, whether in connection with the next annual impairment testing or prior to that if any change constitutes a triggering event outside of the period when the annual goodwill impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material. We believe that the assumptions and rates used in our impairment test are reasonable. However, they are judgmental, and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts.

Based on our valuation results, we determined that the fair value of our reporting units continued to exceed their carrying value. Therefore, management determined that no goodwill impairment charge was required as of December 31, 2008. We have determined that a 10% change in our cash flow assumptions or a marginal change in our discount rate as of the date of the most recent goodwill impairment test would not have changed the outcome of the test.

We amortize other intangible assets over their estimated useful lives. We record an impairment charge on these assets if we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted cash flows resulting from the use of the asset and its eventual disposition. Our estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the life of the asset may need to be revised. Factors we consider important which could trigger an impairment review include the following:

•	significant negative industry or economic trends;

•	significant loss of clients; and

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business.

When we determine that the carrying value of intangibles or other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure the potential impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. An impairment loss is recognized only if the carrying amount of the intangible asset or other long-lived asset is not recoverable and exceeds its fair value. Different assumptions and judgments could materially affect the calculation of the fair value of our other intangible assets and other long-lived assets.

Equity-Based Compensation

Language Line Holdings LLC has an equity-based compensation plan, see Note 1, Organization and Summary of Significant Accounting Policies and Note 10, Equity-Based Compensation, to the notes to consolidated financial statements included elsewhere in this prospectus for a complete discussion of its equity-based compensation.

These equity-based awards are accounted for under the provisions of SFAS 123(R), Share-Based Payment. Under SFAS 123(R), stock-based compensation expense for employees is measured at the grant date, based on the calculated fair value of the award and recognized as an expense over the requisite employee service period (generally the vesting period of the grant).

Language Line Holdings LLC, our parent, is authorized to issue an unlimited number of Class C units. Under the Class C incentive unit agreements, officers and employees received grants of Class C units. The Class C units are classified as liability awards (as the employee does not share the risks of stock ownership) because Language Line Holdings LLC has the option to repurchase vested shares upon the cessation of employment and has historically exercised this option. The Class C units liability was measured at fair value at the end of each reporting period. Language Line Holdings LLC has determined the fair value of the Class C units using the probability-weighted expected return method. Under this method, the fair value of an enterprise’s common stock is estimated from an analysis of the future values for such company assuming various possible future liquidity events. Language Line Holdings LLC has recognized compensation expense for only the portion of units that were expected to vest, rather than recording forfeitures when they occurred. If the actual number of forfeitures differed from these estimates, additional adjustments to compensation expense would have been required in future periods.

Language Line Holdings LLC has determined the value of each of the Class C units as of December 31, 2008, December 31, 2007 and December 31, 2006. Each valuation was prepared in accordance with the methodologies prescribed by the American Institute of Certified Accountants, which we refer to as AICPA, Practice Aid, Valuation of Privately-Held-Company, Equity Securities Issued as Compensation. In accordance with the AICPA guidance, three equity allocation methods were considered being (i) the Probability-Weighted Expected Return Method, which we refer to as PWERM, (ii) the Option-Pricing Method and (iii) the Current-Value Method. The PWERM methodology was selected and considered the most appropriate given the following: (a) the probability that our future liquidity event was determined with reasonable certainty as of the valuation dates by management and (b) the complex capital structure, consisting of three common units (Class A units, Class C units and Class D units) and preferred units (series A preferred units). Under the PWERM methodology, the equity was estimated from an analysis of future values assuming various possible future liquidity events.

Under the PWERM methodology, the fair value of the equity is based upon an analysis of the future values assuming various possible liquidity events. The enterprise values concluded in the PWERM analysis were based on the application of the Market Approach, specifically the Guideline Company Method and Similar Transaction Method. This approach provided future pre-money value indications based on valuation multiples calculated from the operating data of guideline companies and similar transactions in the business services industry. A range of possible future values was estimated based on two possible liquidity events: (i) an initial public offering and (ii) sale / merger. Staying private was not considered an option and chances of dissolutions seemed remote, and, therefore, were not considered. In addition to the Market Approach, the Income Approach was applied, specifically the Discounted Cash Flow Method, to verify the reasonableness of the value indications under the Market Approach.

Once management determined the enterprise value for each scenario, the enterprise value was allocated to the various unit holder classes based upon the rights afforded each class with the assumption that each class of unit holder will seek to maximize its value. The expected unit value under each class, including the Class C units, was then discounted to present value as of the valuation date using an appropriate discount rate. Probabilities were then assigned to each of the possible outcomes and the probability-weighted value of each class of equity was then calculated.

For the Class C units, an additional step in the valuation process involved applying discounts to reflect the lack of marketability inherent in the ownership of the Class C units. The level of discount was impacted by numerous factors, including restrictions on the transferability of the units, the estimated term before those restrictions would lapse and the estimated holding period of the units, which is impacted by the time period(s) from the measurement date to when a liquidity event might take place.

The following discussion is a summary of the significant drivers that were utilized in estimation of the Class C units’ fair value based on the PWERM analysis for the relevant dates:

•

Valuation at December 31, 2006 – The Class C1, C2 and C3 units’ fair value estimate as of December 31, 2006 remained constant at $0.00 per unit, The Class C4, C5 and C6 units’ fair value estimate as of December 31, 2006 remained constant at $0.00 per unit. Management utilized an IPO EBITDA multiple range of 7.25—8.25 based on market value multiples for comparable publicly traded companies. Management utilized a sale/merger EBITDA multiple range of 8.00—8.75 based on similar transactions. Management assumed a 30% probability of an IPO, a 70% probability of a sale/merger and a liquidation date of December 31, 2009. A 30% marketability discount was assumed.

•

Valuation at December 31, 2007 – The Class C1, C2 and C3 units’ fair value estimate as of December 31, 2007 increased $0.02 to $0.02 per unit from the prior valuation date. The Class C4, C5 and C6 units’ fair value estimate as of December 31, 2007 increased $0.03 to $0.03 per unit from the prior valuation date. Management utilized both a higher IPO EBITDA multiple range of 7.75—8.50, due to an increase in market multiples for comparable public companies and similar transactions, and a higher sale/merger EBITDA multiple range of 8.25—9.00, due to higher multiples on similar transactions. The forecasted EBITDA utilized increased 12% from the prior valuation date due to a more favorable performance by the Company. Management continued to assume a 30% probability of an IPO, a 70% probability of a sale/merger and a liquidation date of December 31, 2009. Management lowered its assumed marketability discount from the prior valuation to 20% due to a reduction in the time to the assumed liquidation date.

•

Valuation at December 31, 2008 – The Class C1, C2 and C3 units’ fair value estimate as of December 31, 2008 increased to $0.54 per unit, or 2600% from the prior valuation date. The Class C4, C5 and C6 units’ fair value estimate as of December 31, 2008 increased to $0.62 per unit, or 1967% from the prior valuation date. Management utilized a lower IPO EBITDA multiple range of 7.50—8.00, and a lower sale/merger EBITDA multiple range of 8.00—8.50, both due to a decrease in market multiples for comparable companies and similar transactions. The forecasted EBITDA utilized increased 23% from the prior valuation date due to the inclusion of Coto Global Solutions, LLC which was acquired by the Company in 2008 combined with a more favorable performance by the Company. Management continued to assume a 30% probability of an IPO and a 70% probability of a sale/merger and a liquidation date of December 31, 2009. Management continued to assume a 20% marketability discount. The increase in the Class C unit fair value from the prior valuation date is driven by (i) an increase in the Company’s enterprise value which was primarily due to the 23% increase in the forecasted EBITDA utilized from the prior valuation date and (ii) a 21% increase in funds available to equity holders as a result of the higher enterprise value resulting in more funds available to participatory units such as the Class C units, after the required capital and yields for the Series A preferred units, Coto preferred units and Class A units were distributed.

•

Valuation at September 30, 2009 – The Class C1, C2 and C3 units’ fair value estimate as of September 30, 2009 increased to $2.72 per unit, or 403% from the prior valuation date. The Class C4, C5 and C6 units’ fair value estimate as of September 30, 2009 increased to $2.84 per unit, or 358% from the prior valuation date. Management utilized a higher IPO EBITDA multiple range of 10.50—11.00 and a higher sale/merger EBITDA multiple range of 9.50—10.00, both due to an increase in market multiples for comparable companies and similar transactions. The forecasted EBITDA utilized increased 10.6% from the prior valuation date. Management utilized a higher probability of an IPO of 70% and a lower probability of a sale/merger of 30%. The probability assigned to the likelihood of an IPO increased from the prior valuation period due to (1) overall growth, (2) improvement in operating profitability, and (3) changes in management’s overall assessment of the likelihood of a successful initial public offering given the state of the public equity markets. Management extended the liquidation date to June 30, 2010. Management continued to assume a 20% marketability discount. The increase in the Class C unit fair value from the prior valuation is primarily due to an increase in the Company’s enterprise value resulting from the higher EBITDA multiples combined with a 10.6% increase in the forecasted EBITDA utilized from the prior valuation date.

In all valuations above management applied a 30% expected annual return on Class C units. Other than the factors discussed above, there were no significant changes to input assumptions or changes in valuation methodologies.

Determining the fair value of our equity involves complex and subjective judgments. These judgments include estimates of revenues, earnings, determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables and valuation multiples. Although each time management prepares such forecasts for use in the valuation management uses what we believe to be reasonable and appropriate assumptions, there can be no assurance that any such estimate for earlier periods or future periods will prove to be accurate. For these and other reasons, the assessed fair values used to compute share-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods, assumptions and inputs for tax purposes.

Equity-based compensation expense related to the Class C units, recognized for the nine months ended September 30, 2008 and 2009, and for the years ended December 31, 2006, 2007 and 2008 was $0.1 million, $49.7 million, $0.0, $0.3 million and $10.4 million, respectively. As of September 30, 2009 and December 31, 2008, total unrecognized compensation cost, net of estimated forfeitures, was $13.4 million and $4.4 million, respectively, related to the Class C units. The unrecognized compensation cost was expected to be recognized over a weighted-average period of 3.0 years.

The Class C units will be exchanged for our common stock pursuant to the Exchange. Based upon the offering price of $             per share, the aggregate intrinsic value of the Class C units outstanding as of September 30, 2009 was $             million, of which $             million related to vested units and $             million to unvested units.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carry forwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. Further, we account for uncertain tax positions in accordance with current accounting guidance, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

Significant management judgment is also required in evaluating our uncertain tax positions. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. If the actual settlements differ from these estimates or we adjust these estimates in future periods, we may need to recognize a tax benefit or an additional tax charge that could materially impact our financial position and results of operations.

Significant management judgment is required in determining our provision for income taxes, income tax credits, deferred tax assets and liabilities. The recording of a liability based on additional tax exposure is based on estimates of taxable income by the jurisdictions in which we operate and the period over which amounts would be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our income tax liability, which could impact our financial position and results of operations.

In February 2009, California budget legislation was signed into law that, among other things, contained several state tax law changes that affected our state tax rate. As a result of these changes, we re-evaluated our state deferred tax liabilities and assets in the first quarter of 2009. The impact of these tax law changes reduced the blended state tax rates applied to our recorded deferred tax liabilities, which had the effect of reducing our income tax provision in 2009 by approximately $4.1 million.

Claims and Legal Proceedings

In the normal course of business, we are party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable, and we can reasonably estimate our potential liability. Although the outcome of these matters is currently not determinable, we do not believe that the resolution of these matters in a manner adverse to our interest will have a material effect upon our financial condition, results of operations or cash flows for any interim or annual period.

Historical Performance

Results of Operations

The following table summarizes our consolidated results of operations from selected items in our financial statements for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues	$185,340	$202,924	$278,174	$204,580	$227,474

Cost of revenues (exclusive of items shown separately below)	64,911	71,029	101,469	75,352	79,118
Selling, general and administrative	35,417	40,316	65,714	40,208	91,885
Depreciation and amortization expense	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	5,293	1,342	—	—	—

Total operating costs and expenses	143,637	147,085	207,883	144,680	198,530

Income from operations	41,703	55,839	70,291	59,900	28,944
Interest expense	79,377	76,612	76,783	58,781	60,433
Interest and other income, net	1,591	1,514	537	780	300

Net income (loss) before income taxes	(36,083)	(19,259)	(5,955)	1,899	(31,189)
Income tax (benefit) expense	(2,517)	404	8,615	6,461	11,525

Net loss before noncontrolling interest	(33,566)	(19,663)	(14,570)	(4,562)	(42,714)
Noncontrolling interest (preferred stock dividends of a subsidiary)	—	—	1,829	1,336	1,518

Net loss	$(33,566)	$(19,663)	$(16,399)	$(5,898)	$(44,232)

Other Financial Data:
Adjusted EBITDA	$85,807	$91,908	$121,755	$89,092	$106,139

Other Non-Financial Data:
Billed minute growth	24.8%	17.5%	42.8%	39.8%	17.4%
ARPM decline	(1.3%)	(7.1%)	(7.3%)	(7.0%)	(4.7%)

The following table sets forth the percentage of revenue that certain items of operating data constitute for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (exclusive of items shown separately below)	35.0	35.0	36.5	36.8	34.8
Selling, general and administrative	19.1	19.9	23.6	19.7	40.4
Depreciation and amortization expense	20.5	17.0	14.6	14.2	12.1
Impairment of goodwill	2.9	0.7	0.0	0.0	0.0

Total operating costs and expenses	77.5	72.5	74.7	70.7	87.3

Income from operations	22.5	27.5	25.3	29.3	12.7
Interest expense	42.8	37.8	27.6	28.7	26.6
Interest and other income, net	0.9	0.7	0.2	0.4	0.1

Net income (loss) before income taxes	(19.5)	(9.5)	(2.1)	0.9	(13.7)
Income tax (benefit) expense	(1.4)	0.2	3.1	3.2	5.1

Net loss before noncontrolling interest	(18.1)	(9.7)	(5.2)	(2.2)	(18.8)
Noncontrolling interest (preferred stock dividends of a subsidiary)	0.0	0.0	0.7	0.7	0.7

Net loss	(18.1)%	(9.7)%	(5.9)%	(2.9)%	(19.4)%

Use of Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we define and use Adjusted EBITDA, a non-GAAP measure as set forth below.

We define Adjusted EBITDA as net loss before noncontrolling interest, interest expense and other income, net, income tax (benefit) expense, depreciation and amortization, impairment of goodwill, equity-based compensation expense, and merger related expenses. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results under U.S. generally accepted accounting principles, which we refer to as GAAP, and the following reconciliation, we believe provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense and other income, net, and noncontrolling interest), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes), as well as other items which are non-cash (such as equity-based compensation expense and impairment of goodwill) and non-recurring items (such as merger related expenses), from our operations. Despite the importance of this measure in analyzing our business and evaluating our operating performance, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP; nor is Adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our senior secured credit agreement;

•	Adjusted EBITDA does not reflect income tax payments we are required to make;

•

Although equity-based compensation expense is a non-cash charge, Adjusted EBITDA does not reflect the cash requirements for vested units we elected to repurchase upon the cessation of employment during the years ended December 31, 2006, December 31, 2007, December 31, 2008 and nine months ended September 30, 2008 and September 30, 2009 totaling $42,000, $15,000, $26,000, $1,000 and $0, respectively; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net loss before noncontrolling interest to Adjusted EBITDA. Adjusted EBITDA, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations. The following table sets forth a reconciliation of net loss before noncontrolling interest, a comparable GAAP-based measure, to Adjusted EBITDA. All of the items included in the reconciliation from net loss before noncontrolling interest to Adjusted EBITDA are either (i) non-cash items (such as depreciation and amortization, equity-based compensation expense and impairment of goodwill), (ii) items that management does not consider in assessing our on going operating performance (such as income taxes and interest expense and other income, net) or (iii) non-recurring items (such as merger related expenses). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

The following is a reconciliation of net loss before noncontrolling interest to Adjusted EBITDA for the periods presented (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Net loss before noncontrolling interest	$(33,566)	$(19,663)	$(14,570)	$(4,562)	$(42,714)
Interest expense and other income, net	77,786	75,098	76,246	58,001	60,133
Income tax (benefit) expense	(2,517)	404	8,615	6,461	11,525
Depreciation and amortization	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	5,293	1,342	—	—	—
Equity-based compensation	—	329	10,398	72	49,668
Merger related expenses	795	—	366	—	—

Adjusted EBITDA	$85,807	$91,908	$121,755	$89,092	$106,139

Consolidated Results

Comparison of nine months ended September 30, 2009 and 2008

Our revenues increased by $22.9 million, or 11.2%, to $227.5 million during the nine months ended September 30, 2009 from $204.6 million for the nine months ended September 30, 2008. OPI billed minutes increased 17.4% for the nine months ended September 30, 2009 when compared to the nine months ended September 30, 2008. Clients acquired through our strategic relationship with Network Omni, which became effective in August 2008, drove 6.2% of the OPI billed minute growth, while the remaining OPI billed minute growth was attributable to existing client growth as well as new client wins in the U.S. OPI ARPM declined 4.7% during the nine months ended September 30, 2009 when compared to the nine months ended September 30, 2008. Of the OPI ARPM decline, 0.6% was attributable to clients acquired from Network Omni, which on average had lower prices than our average contracts, while 2.3% was attributable to existing and new clients in the U.S. The remaining OPI ARPM decline was primarily driven by the Language Line U.K., due to competitive pressures in the U.K. and currency effect.

Our cost of revenues increased by $3.8 million, or 5.0%, to $79.1 million, during the nine months ended September 30, 2009 from $75.3 million for the nine months ended September 30, 2008. Interpreter costs, which comprise the majority of our cost of revenues, increased $3.0 million due to OPI billed minute growth, which was partially offset by an increase in interpreter productivity. Our average interpreter costs per billed OPI minute declined 10.6% for the nine months ended September 30, 2009. The remaining $0.8 million increase in cost of services was attributable to higher FFI cost of services resulting from higher revenues.

SG&A expenses increased $51.7 million, or 129%, to $91.9 million during the nine months ended September 30, 2009 from $40.2 million for the nine months ended September 30, 2008. This increase was primarily due to higher equity-based compensation expense of $49.6 million on our Class C units. In addition, sales and marketing expenses due to commissions paid on revenue from contracts acquired from Network Omni increased $3.3 million. These cost increases are partially offset by a reduction of costs due to integration expenses associated with the Coto acquisition incurred during the nine months ended September 30, 2008.

Interest expense increased $1.7 million, or 2.8%, to $60.4 million for the nine months ended September 30, 2009 from $58.8 million for the nine months ended September 30, 2008. This increase was due to a $3.3 million charge as a result of a reduction in the fair value of the Citi Loan capital call agreement, as described further in Note 7, Debt Obligations, to the notes to the consolidated financial statements included elsewhere in this prospectus, and a $2.5 million increase in interest on the series A preferred units, partially offset by lower interest on our secured senior debt due to lower interest, combined with a lower average principal balance during the period for this senior secured debt.

Depreciation and amortization was $27.5 million for the nine months ended September 30, 2009 compared to $29.1 million for the nine months ended September 30, 2008. This decrease was principally due to certain assets that became fully depreciated period over period.

Income tax expense increased $5.0 million, or 78.4%, to $11.5 million for the nine months ended September 30, 2009 from $6.5 million for the nine months ended September 30, 2008. Our income tax expense was affected by recent tax law legislation in California which required us to re-evaluate our state deferred tax liabilities and assets in the first quarter of 2009, which was estimated to have an income tax benefit of $4.1 million. Additionally, our income tax expense was affected by the interest expense incurred on our Discount Notes, which is non-deductible for income tax purposes.

As a result of the factors described above, net loss was $44.2 million for the nine months ended September 30, 2009 as compared to a net loss of $5.9 million for the nine months ended September 30, 2008.

Comparison of the years ended December 31, 2008 and 2007

Our revenues increased by $75.3 million, or 37.1%, to $278.2 million during the year ended December 31, 2008 from $202.9 million for the year ended December 31, 2007. OPI billed minutes increased 42.8% for the year ended December 31, 2008 when compared to the year ended December 31, 2007. OPI billed minute growth of 26.3% was attributable to Coto, which was acquired in January 2008, 3.4% of growth attributable to clients acquired from Network Omni, with the remaining increase attributable to existing and other new clients. OPI ARPM declined 7.3% during the year ended December 31, 2008 compared to the year ended December 31, 2007. Of this decline, 4.9% was attributable to the Coto acquisition and contracts acquired from Network Omni, which on average had lower prices than our average contracts. The remaining 1.3% decline was attributable to existing and other new clients in the U.S. The remainder of overall OPI ARPM decline was driven by a decline in the Language Line U.K. segment due to competitive pricing pressures in the U.K.

Our cost of revenues increased by $30.4 million, or 42.9%, to $101.5 million for the year ended December 31, 2008 from $71.0 million for the year ended December 31, 2007. Interpreter costs, which comprise the majority of our cost of services, increased $20.3 million due to OPI billed minute growth, which was partially offset by an increase in interpreter productivity. Our average interpreter costs per billed OPI minute declined 6.3% for the year ended December 31, 2008. Telecommunication costs increased $2.6 million also due to the higher OPI billed minutes. Cost of revenues for our Ancillary Services segment increased $4.8 million due to our acquisition of Coto in 2008. The remaining $2.7 million increase in cost of revenues is primarily attributable to higher translation and FFI cost of services resulting from higher revenues.

SG&A expenses increased $25.4 million, or 63.0%, to $65.7 million for the year ended December 31, 2008 from $40.3 million for the year ended December 31, 2007. This increase was due to incremental SG&A costs of $11.3 million attributable to Coto, which was acquired in 2008, higher sales and marketing expenses of $2.2 million due to commissions paid on revenue from contracts acquired from Network Omni, higher equity-based compensation expense of $10.1 million on our Class C units, along with overall higher operations support and information technology costs.

Interest expense increased $0.2 million, or 0.2%, to $76.8 million for the year ended December 31, 2008 from $76.6 million for the year ended December 31, 2007. This increase was primarily attributable to a higher average principal balance in 2008 due to debt associated with the acquisition of Coto, offset by an increase in the fair value of The Citi loan capital call of $3.4 million. The interest rate on our senior secured debt at December 31, 2008 was 4.7% as compared to 8.3% at December 31, 2007.

Depreciation and amortization was $40.7 million for the year ended December 31, 2008 compared to $34.4 million for the year ended December 31, 2007. This increase was due principally to the near full year incremental amortization of intangible assets associated with the acquisition of Coto in January 2008.

Income tax expense increased $8.2 million, or 2032%, to $8.6 million for the year ended December 31, 2008 from $0.4 million for the year ended December 31, 2007. Our income tax expense was affected by the interest expense incurred on our Discount Notes incremental accretion on the series A preferred units, and increased equity-based compensation expense, all of which are non-deductible for income tax purposes.

As a result of the factors described above, net loss was $16.4 million for the year ended December 31, 2008 as compared to a net loss of $19.7 million for the year ended December 31, 2007.

Comparison of the years ended December 31, 2007 and 2006

Our revenues increased by $17.6 million, or 9.5%, to $202.9 million during the year ended December 31, 2007 from $185.3 million for the year ended December 31, 2006. OPI billed minutes increased 17.5% for the year ended December 31, 2007 when compared to the year ended December 31, 2006. OPI billed minute growth, attributable to existing and new client growth in the U.S., was 18.2%. This increase was partially offset by a decline in the Language Line U.K. segment as a result of increased competition. OPI ARPM declined 7.1% during the year ended December 31, 2007 when compared to the year ended December 31, 2006. The U.S. Interpretation Services segment comprised 6.7% of the decline with the remainder of overall OPI ARPM decline driven by the Language Line U.K. segment. This decline was due to competitive pressures in the U.K.

Our cost of revenues increased by $6.1 million, or 9.4%, to $71.0 million for the year ended December 31, 2007 from $64.9 million for the year ended December 31, 2006. Interpreter costs, which comprise the majority of our cost of services, increased $5.0 million due to OPI billed minute growth, which was partially offset by an increase in interpreter productivity. Our average interpreter costs per billed OPI minute declined 7.3% for the year ended December 31, 2007. Telecommunication costs increased $0.6 million also due to the higher OPI billed minutes. The remaining increase in cost of services was primarily attributable to higher translation and FFI cost of services resulting from higher revenues.

SG&A expenses increased $4.9 million, or 13.8%, to $40.3 million for the year ended December 31, 2007 from $35.4 million for the year ended December 31, 2006. This increase was due to higher interpreter and support costs of $2.2 million, an increase of $1.0 million in sales and marketing initiatives and higher equity- based compensation expense of $0.3 million on our Class C units. The remaining increase in SG&A expenses was primarily attributable to higher information technology, finance and general administration costs.

Interest expense decreased $2.8 million, or 3.5%, to $76.6 million for the year ended December 31, 2007 from $79.4 million for the year ended December 31, 2006. This decrease was primarily attributable to lower average principal balances on our senior secured debt, coupled with a lower interest rate of 8.3% at December 31, 2007 as compared to 8.6% at December 31, 2006.

Depreciation and amortization was $34.4 million for the year ended December 31, 2007 compared to $38.0 million for the year ended December 31, 2006. This decrease was principally attributable to intangible assets becoming fully amortized in 2007.

Income tax expense increased $2.9 million to $0.4 million for the year ended December 31, 2007 from an income tax benefit of $2.5 million for the year ended December 31, 2006. Our income tax expense was affected by the interest expense incurred on our Discount Notes, which is non-deductible for income tax purposes.

As a result of the factors described above, net loss was $19.7 million for the year ended December 31, 2007 as compared to a net loss of $33.6 million for the year ended December 31, 2006.

Results of Operations

Segment Results

For financial reporting purposes, our operations are grouped into three reportable business segments: U.S. Interpretation Services, Language Line U.K. and Ancillary Services.

The following table presents comparisons of our revenues and direct contribution for each of those segments and in total for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, and for the nine months ended September 30, 2008 and September 30, 2009. Direct contribution consists of net revenues from external clients less direct costs. Direct costs include specific costs of net revenues including OPI and FFI costs and translation costs.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(in thousands)
Revenues by Segment:
U.S. Interpretation Services	$162,814	$182,954	$249,564	$182,402	$208,118
Language Line U.K.	22,526	19,970	19,136	14,807	13,999
Ancillary Services	—	—	9,474	7,371	5,357

Total Company	$185,340	$202,924	$278,174	$204,580	$227,474

Direct contribution by Segment:
U.S. Interpretation Services	$104,898	$118,187	$160,771	$116,717	$137,608
Language Line U.K.	15,531	13,708	12,474	9,814	8,377
Ancillary Services	—	—	3,460	2,697	2,371

Total Company	$120,429	$131,895	$176,705	$129,228	$148,356

Comparison of nine months ended September 30, 2009 and 2008

U.S. Interpretation Services. Revenues increased by $25.7 million, or 14.1%, to $208.1 million during the nine months ended September 30, 2009 from $182.4 million for the nine months ended September 30, 2008. OPI billed minutes increased 17.4% for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. Of the OPI billed minute growth, 6.3% was attributable to clients from our strategic relationship with Network Omni which became effective in August 2008, and the remaining 11.1% of growth was attributable to existing clients and new client wins. OPI ARPM declined 3.3% during the nine months ended September 30, 2009 when compared to the nine months ended September 30, 2008. An ARPM decline of 1.1% was attributable to clients from our strategic relationship with Network Omni, which on average had lower prices than our typical contracts, with the remaining decline attributable to existing and new clients.

Direct contribution increased by $20.9 million, or 17.9%, to $137.6 million during the nine months ended September 30, 2009 from $116.7 million for the nine months ended September 30, 2008. Direct contribution for the nine months ended September 30, 2009 was higher as a percentage of revenue primarily as a result of our average interpreter and telecommunication costs per billed OPI minute which declined 10.6% compared to the nine months ended September 30, 2008.

Language Line U.K. Revenues decreased by $0.8 million, or 5.5%, to $14.0 million during the nine months ended September 30, 2009 from $14.8 million for the nine months ended September 30, 2008. On a constant dollar basis, revenues for the nine months ended September 30, 2009 increased 17.9% compared to the nine months ended September 30, 2008. Revenue growth on a constant dollar basis was primarily driven by higher FFI volume.

Direct contribution decreased by $1.4 million, or 14.6%, to $8.4 million during the nine months ended September 30, 2009 from $9.8 million for the nine months ended September 30, 2008. On a constant dollar basis for the nine months ended September 30, 2009, direct contribution increased 9.0% compared to the nine months ended September 30, 2008. Direct contribution for the nine months ended September 30, 2009 was lower as a percentage of revenues as growth was driven by FFI volumes, which have a lower direct contribution than other Language Line U.K. services.

Ancillary Services. Revenues decreased by $2.0 million, or 27.3%, to $5.4 million during the nine months ended September 30, 2009 from $7.4 million for the nine months ended September 30, 2008. The revenue decrease was driven by a decline in both localization and onsite interpretation service volumes.

Direct contribution decreased by $0.3 million, or 12.1%, to $2.4 million during the nine months ended September 30, 2009 from $2.7 million for the nine months ended September 30, 2008. Direct contribution for the nine months ended September 30, 2009 was higher as a percentage of revenues primarily due to reduced costs for localization services.

Comparison of the years ended December 31, 2008 and 2007

U.S. Interpretation Services. Revenues increased by $66.6 million, or 36.4%, to $249.6 million for the year ended December 31, 2008 from $183.0 million for the year ended December 31, 2007. OPI billed minutes increased 44.4% for the year ended December 31, 2008 when compared to the year ended December 31, 2007. Of the OPI billed minute growth, 27.3% was attributable to the Coto acquisition, which took place in January 2008, 3.5% attributable to clients from our strategic relationship with Network Omni and the remaining 13.6% of growth was attributable to existing and new clients. OPI ARPM declined 5.2% during the year ended December 31, 2008 when compared to the year ended December 31, 2007. Of this decline, 3.4% was attributable to clients from our Coto acquisition and from our strategic relationship with Network Omni, which on average had lower prices than our typical contracts. The remaining decline was attributable to existing and new clients.

Direct contribution increased by $42.6 million, or 36.0%, to $160.8 million for the year ended December 31, 2008 from $118.2 million for the year ended December 31, 2007. Direct contribution for the year ended December 31, 2008 decreased a nominal 0.2% as a percentage of revenues when compared to the year ended December 31, 2007.

Language Line U.K. Revenues decreased by $0.8 million, or 4.2%, to $19.1 million for the year ended December 31, 2008 from $20.0 million for the year ended December 31, 2007. On a constant dollar basis, revenues for the year ended December 31, 2008 increased 3.9% compared to the year ended December 31, 2007. Revenue growth on a constant dollar basis was primarily driven by higher FFI and translation sales volume, which was partially offset by lower OPI revenues.

Direct contribution decreased by $1.2 million, or 9.0%, to $12.5 million for the year ended December 31, 2008 from $13.7 million for the year ended December 31, 2007. On a constant dollar basis for the year ended December 31, 2008, direct contribution decreased 4.6% compared to the year ended December 31, 2007. Direct contribution was lower as a percentage of revenue primarily as a result of revenue growth being driven by FFI and translation volumes, which have a lower direct contribution than OPI.

Ancillary Services. Revenues were $9.5 million for the year ended December 31, 2008 compared to $0.0 for the year ended December 31, 2007. The Ancillary Services segment was acquired by Language Line Holdings LLC in January 2008 as part of the Coto acquisition. Direct contribution was $3.5 million for the year ended December 31, 2008.

Comparison of the years ended December 31, 2007 and 2006

U.S. Interpretation Services. Revenues increased by $20.2 million, or 12.4%, to $183.0 million for the year ended December 31, 2007 from $162.8 million for the year ended December 31, 2006. OPI billed minutes increased 19.2% for the year ended December 31, 2007 when compared to the year ended December 31, 2006. OPI billed minute growth was attributable to existing client usage and new clients growth. OPI ARPM declined 5.6% during the year ended December 31, 2007 when compared to the year ended December 31, 2006.

Direct contribution increased by $13.3 million, or 12.7%, to $118.2 million for the year ended December 31, 2007 from $104.9 million for the year ended December 31, 2006. Direct contribution for the year ended December 31, 2007 was higher as a percentage of revenue primarily as a result of lower average interpreter costs per billed OPI minute compared to the year ended December 31, 2006.

Language Line U.K. Revenues decreased by $2.5 million, or 11.3%, to $20.0 million for the year ended December 31, 2007 from $22.5 million for the year ended December 31, 2006. On a constant dollar basis, revenues for the year ended December 31, 2007 decreased 22.4% compared to the year ended December 31, 2006. The revenue decline on a constant dollar basis was primarily driven by lower OPI revenues due to competitive pressures in the U.K.

Direct contribution decreased by $1.8 million, or 11.7%, to $13.7 million for the year ended December 31, 2007 from $15.5 million for the year ended December 31, 2006. On a constant dollar basis for the year ended December 31, 2007, direct contribution decreased 23.2% compared to the year ended December 31, 2006, due to lower revenues.

Liquidity and Capital Resources

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2009 and the year ended December 31, 2008 was $68.4 million and $43.3 million, respectively. For each of these time periods, these values reflect net loss of $44.2 million and $16.4 million, respectively, non-cash charges of $94.8 million and $80.6 million, respectively, and cash provided/(used) for operating assets and liabilities (net) of $17.8 million and $(20.9) million, respectively. Non-cash charges include depreciation and amortization, amortization of deferred financing costs, deferred income taxes, impairment of goodwill, accretion of discount on debt, interest on series A preferred units, Coto preferred unit dividends and equity-based compensation. Net cash provided by operating activities for year ended December 31, 2007 was $35.9 million. This reflects a net loss of $19.7 million, non-cash charges of $58.4 million, offset by cash used for operating assets and liabilities (net) of $2.9 million. Net cash provided by operating activities was $33.9 million for the year ended December 31, 2006. This reflects principally a net loss of $33.6 million, non-cash charges of $62.9 million, partially offset by cash provided by operating assets and liabilities (net) of $4.6 million.

Investing Activities

Net cash used in investing activities was $4.3 million for the nine months ended September 30, 2009, primarily for capital expenditures. Net cash used in investing activities was $70.8 million for the year ended December 31, 2008, primarily due to cash of $66.4 million used for the acquisition of Coto and capital expenditures of $4.3 million. Net cash used in investing activities was $3.7 million for the year ended December 31, 2007 primarily for capital expenditures. Net cash used in investing activities was $49.8 million for the year ended December 31, 2006, reflecting net cash used for the acquisition of Language Line U.K. of $46.6 million and $3.3 million for capital expenditures.

Financing Activities

On November 4, 2009, our subsidiaries refinanced a significant portion of their balance sheet debt with a $575.0 million senior secured credit agreement. Proceeds of this new senior secured credit agreement were used to pay off the senior secured credit facilities, Coto preferred units, Senior Subordinated Notes, Discount Notes and a mezzanine facility.

Net cash used in the financing activities in the nine months ended September 30, 2009 was $20.5 million, reflecting payments on the company’s debt obligations. Net cash provided by financing activities for the year ended December 31, 2008 was $35.0 million. This amount reflects debt proceeds of $82.9 million for the Coto acquisition, partially offset by payments made on our debt obligations of $46.9 million. Net cash used by financing activities for the year ended December 31, 2007 was $38.3 million, resulting from payments made on our debt of $39.8 million partially offset by $1.6 million of debt proceeds. Net cash provided by financing activities for the year ended December 31, 2006 was $24.6 million, reflecting debt proceeds of $24.1 million and proceeds from related parties of $22.7 million which were utilized for the acquisition of Language Line U.K. During this period the Company made payments of $24.6 million on debt, financing fees, and convertible notes. At November 4, 2009, the maximum amount available under the Revolving Credit Facility was $50.0 million.

Our principal sources of liquidity are cash flow from operations and borrowings available under our revolving credit facility. We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our financial obligations for the next 12 months, including our scheduled principal and interest payments, as well as to provide funds for working capital, capital expenditures and other needs. Our principal uses of cash are debt service requirements, capital expenditures and working capital requirements. We expect to generate positive working capital through our operations; however, we cannot predict whether our current operating trends and conditions will continue, or the effect on our business from the competitive environment in which we operate.

Debt Service

As of December 31, 2008, we had total indebtedness of $557.8 million and $40.0 million of borrowings available under our revolver credit facility, as defined in our previous loan agreement which has already been repaid.

On November 4, 2009, our subsidiaries entered into a senior secured credit agreement. The senior secured credit agreement effects a refinancing and replacement of much of the prior outstanding debt, including the prior senior secured credit facilities, a mezzanine facility, Coto preferred units, Senior Secured Notes and Discount Notes. The aggregate principal amount of the loan is equal $575.0 million; $525.0 million available under the Term Loan Facility and $50.0 million available under the Revolving Credit Facility. Borrowings under the senior secured credit agreement bear interest, at our option, at either the: (i) alternate base rate, defined as the higher of (a) the rate published by the Federal Reserve Bank of New York for overnight Federal funds transactions with members of the Federal Reserve System plus 1/2 of 1.0% and (b) the rate published by the Bank of America, N.A., as administrative agent, as its “prime rate”, provided that in no event shall the alternate base rate be less than 3.0% per annum, plus the applicable margin; or (ii) Eurodollar base rate, defined as the 1 month LIBOR plus the applicable margin. The applicable margin is 2.5% for the alternate base rate and 3.5% for the Eurodollar base rate.

The Revolving Credit Facility also provides for a commitment fee of  1/2 of 1.0% per annum on the average daily amount of the available revolving credit commitment of lenders during the period for which payment is made. These fees are payable quarterly in arrears on the last day of each March, June, September and December and on the revolving credit termination date. Swingline loans are not considered utilization of the revolving credit facility for purposes of this calculation.

Capital Expenditures

We expect to spend approximately $5.0 million in 2009 to fund our capital expenditures as well as normal investments in telecommunications and company equipment. We plan to fund these expenditures through net cash flows from operations.

We believe that the cash generated from operations will be sufficient to meet our debt service, capital expenditures and working capital requirements. Subject to restrictions in our senior secured credit agreement, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. In addition, we may require additional financing if our plans materially change in an adverse manner or prove to be materially inaccurate. There can be no assurance that such financing, if permitted under the terms of our debt agreements, will be available on terms acceptable to us or at all.

Recent events, including the dislocation in the U.S. credit markets, indicate a moderate to severe recession in the U.S. and world economies, which could have an impact on our clients and the volume of business they are able to conduct with us, as well as the prices we are able to charge for our services. Additionally, the securities and credit markets have experienced volatility and disruption, which could impact our ability to access capital. Our principal sources of liquidity are cash flow from operations and borrowings available under our Revolving Credit Facility pursuant to the senior secured credit agreement. We believe that these funds will be sufficient to meet our debt service, capital expenditures and working capital requirements. Subject to restrictions in our senior secured credit agreement, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. In addition, we may require additional financing if our plans materially change in an adverse manner or prove to be materially inaccurate. There can be no assurance that such financing, if permitted under the terms of our debt agreements, will be available on terms acceptable to us or at all. However, we believe the lenders participating in our Revolving Credit Facility will be willing and able to provide financing in accordance with the terms of the agreement, and to date, our access to credit under our Revolving Credit Facility has not been adversely affected by recent market conditions. Finally, we monitor the financial strength of our third-party financial institutions, including those that hold our cash, and attempt to diversify our concentration of cash that we hold at any point in time.

Contractual Obligations

The following table sets forth our long-term contractual cash obligations as of December 31, 2008 (dollars in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$557,796	$18,646	$238,435	$287,377	$13,338
Series A preferred units	299,018	—	—	299,018	—
Interest payments	163,574	38,879	86,685	36,669	1,341
Unrecognized tax benefits	1,112	375	—	—	737
Operating leases	5,900	2,376	2,950	574	—
Service contract commitments	9,809	3,880	5,929	—	—

Total cash contractual obligations(1)	$1,037,209	$64,156	$333,999	$623,638	$15,416

(1)	This table does not reflect our current long-term contractual cash obligations.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of services or changes to agreed-upon amounts for some obligations.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Effects of Inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales, cost of sales or operating results will not be impacted by inflation in the future.

Recently Issued Accounting Pronouncements

Derivative Instruments and Hedging Activities

In March 2008, new accounting guidance was issued that applies to all derivative instruments and related hedged items accounted for under existing derivative accounting and reporting guidance. This new guidance requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under this guidance, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet these objectives, this guidance requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments by type of contract, and (4) disclosures about credit-risk related contingent features in derivative agreements. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance on January 1, 2009 did not have a material impact on our results of operations, cash flows or financial position.

Purchase Method of Accounting for Acquisitions

In December 2007, the FASB revised the accounting guidance for business combinations. This guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquired entity, as well as the goodwill acquired. Significant changes from current practice resulting from this guidance include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100.0% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. The accounting guidance also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. The accounting guidance may have an impact on our consolidated financial statements when effective in the event a business combination occurs. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisition consummated after the effective date.

Fair Value Measurements

In September 2006, the FASB issued accounting guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. This accounting guidance applies to other accounting pronouncements that require or permit fair value measurements. The fair value measurement of financial assets and financial liabilities is effective for us beginning in fiscal year 2008. Other FASB Staff Positions, which we refer to as FSPs, on this guidance were subsequently issued. The first FSP, issued on February 14, 2008, excluded other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, which are required to be measured at fair value under other authoritative GAAP. The second FSP, issued on February 12, 2008 delayed the effective date of the accounting for fair value measurements for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This FSP became effective for us in fiscal year 2009. The impact of this FSP was not material to our consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, new accounting guidance was issued that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires that those disclosures are made in summarized financial information at interim reporting periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Determination of Useful Lives of Intangible Assets

In April 2008, the FASB issued new guidance over the determination of the useful lives of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under existing accounting standards. This new guidance applies to intangible assets that are acquired individually or with a group of other assets after the effective date of either a business combination or an asset acquisition. The intent of this new guidance is to improve the consistency between the useful life of a recognized intangible asset under existing guidance and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. The new guidance also contains new disclosure requirements with respect to recognized intangible assets and is effective for fiscal years beginning after December 15, 2008 and for interim periods within such fiscal years. The adoption of this new guidance may have an impact on our financial statements in the event we acquire intangible assets in either a business combination or asset acquisition. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the business combination or asset acquisition consummated after the effective date.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued new guidance which has been codified into Accounting Standards Codification 810, which we refer to as ASC 810, Consolidation, and which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this guidance changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent. This guidance does not change authoritative existing guidance related to consolidation purposes or consolidation policy or the requirement that a parent consolidate all entities in which it has a controlling financial interest. This guidance does, however, amend certain consolidation procedures to make them consistent with the new requirements as well as to provide definitions for certain terms and to clarify some terminology. This guidance is effective on January 1, 2009 for us. Earlier adoption was prohibited. This guidance must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

Subsequent Events

In May 2009, new accounting guidance was issued that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. We adopted this guidance for the nine months ended September 30, 2009 and included additional disclosures as described in Note 17 to the financial statements included elsewhere in the prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposure includes changes in interest rates, as borrowings under our senior secured credit agreement bears interest at floating rates based on LIBOR or the base rate, in each case plus an applicable borrowing margin. We will manage our interest rate risk by balancing our amount of fixed-rate and floating-rate debt. For fixed-rate debt, interest rate changes do not affect our earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

As of November 15, 2009, approximately $565.8 million of our loans were subject to a variable interest rate. Based on these November 15, 2009 borrowings, a hypothetical 1% increase in the interest rate we are charged on our debt would increase our annual interest expense by an estimated $5.7 million. See “Description of Certain Indebtedness.”

Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and other operating expenses and reducing our funds available for capital investment, operations or other purposes. In addition, a substantial portion of our cash flow must be used to service debt, which may affect our ability to make future acquisitions or capital expenditures. Subject to certain limitations in our senior secured credit agreement, we may from time to time use interest rate protection agreements to minimize our exposure to interest rate fluctuation. However, there can be no assurance that hedges will achieve the desired effect. We may experience economic loss and a negative impact on earnings or net assets as a result of interest rate fluctuations.

BUSINESS

Our Company

We believe we are a global leader in providing on-demand language interpretation services. Supporting over 170 languages, we provide our interpretation services to businesses, government and other public sector clients primarily via telephone interpretation. We also provide video and in-person interpretation services. Within seconds of receiving an inbound call, 24 hours a day and seven days a week, we provide our clients with an over-the-phone interpreter with the appropriate language and topic-specific skill set who can help facilitate a conversation between our client and our client’s LEP customers. In 2008, we helped more than 35 million people communicate across linguistic barriers by providing over-the-phone interpretation, which we refer to as OPI, services to our clients. We focus on high-value interactions that require immediate availability of our multi-lingual resources, including emergency rooms or 911 calls, or flexible, customized interpretation services to businesses, such as mortgage or insurance claims processing. Our interpretation services enable our clients to increase their revenue and deliver mission-critical services to their customers, thereby improving their customer loyalty. We also help clients comply with applicable laws and regulations by providing in-language support to our clients’ growing population of current and prospective LEP customers in the growing and largely underserved LEP marketplace.

We offer a wide range of language interpretation services across a diverse group of industry verticals, including healthcare, government, financial services, insurance, telecommunications and utilities. We have over 10,000 clients, including approximately 60% of the Fortune 500 companies and all of the top 20 emergency 911 response centers in the U.S. For the nine months ended September 30, 2009, our largest client represented less than 5% of revenue and our largest vertical market, healthcare, represented less than 30% of revenue. Our diverse industry focus and delivery of revenue-enhancing and mission-critical services have driven increased demand and interpreter minutes growth even in challenging economic times. For example, throughout the current recessionary environment, we have provided interpretation services for calls related to mortgage foreclosure, helping our clients’ customers understand terms or negotiate payments. These applications complement our financial services clients’ traditional use of our services, which include resolving credit card problems, increasing collections, opening new accounts, providing home buyer education and producing credit reports. Our insurance industry clients use our services to process claims, improve claim investigations, evaluate questionable claims, enhance help desk service and explain benefits. We assist healthcare clients by facilitating emergency room and critical care situations, accelerating triage and medical advice, simplifying patient admission processes, improving billing and increasing collections. We also support emergency 911 services, disaster relief, citizen support 311 services and other services for governments and municipalities.

We leverage our industry-leading operating scale, interpreter workforce and proprietary technology to deliver to our clients a high quality, cost-effective on-demand alternative to staffing in-house multilingual employees or utilizing FFI services. Our clients rely on the quality, accuracy and professionalism of our highly skilled interpreters who facilitated over 21 million calls in 2008, helping people communicate across linguistic barriers. Our low-cost delivery model and focus on operating efficiency has enabled us to be competitive in the pricing of our services, while maintaining strong profitability levels. Given the strong secular trends for our services and the uniquely low capital requirements of our business model, we have consistently grown our business and delivered strong free cash flow. We have grown our revenue to $278.2 million in 2008 from $185.3 million in 2006, representing a CAGR of 22.5%. Our income from operations for 2008 was $70.3 million, and from 2006 to 2008 our ratio of annual capital expenditure to revenue has averaged 1.7%.

Our compelling value proposition in providing high quality language services of a mission-critical nature has contributed to our client retention and recurring revenue. Many of our clients are required or mandated by law and regulation to service their customers in the customers’ native language. Our client churn in the United

States (as measured by lost minutes) was less than 5% in 2008, and 90% of our 250 largest U.S. clients in 2008 have been procuring our services for over five years. We have measured our 2008 churn by calculating (i) the number of minutes lost when comparing our total minutes from our 2007 fiscal year attributable to clients that reduced their total billed minutes by 90% or more in our 2008 fiscal year, and (ii) dividing such number by the total minutes we accumulated in 2007. The majority of our revenue is generated from long-term subscriptions from corporate clients who are charged on a “pay for use” basis that optimizes a client’s outsourcing costs relative to less efficient and capital intensive in-house solutions. Our clients incur minimal start-up costs and can transition to our on-demand interpretation services solution within days of selecting us as a vendor.

Over our 27-year history, we have established the world’s largest language interpretation workforce consisting of over 4,000 well-trained, dedicated interpreters who deliver quality, accurate and professional interpretation services on a 24/7 basis. Our delivery model is scalable and requires low capital investment to maintain and grow, as the majority of our interpreters work from home in the United States, supplemented by interpreters located in six domestic and international interpretation centers. This model enables our cost structure to be variable, optimizing interpreter availability with fluctuations in demand across multiple languages and skill sets without the fixed cost burden of facilities-based agent models.

We continually invest in our proprietary technology platforms to provide operating leverage in our outsourcing model and to sustain high barriers to competitive entry. Our scalable call-routing and interpreter scheduling technologies augment our ability to offer superior service at a lower cost than our competitors. Our call routing technology, TITAN, handles thousands of calls simultaneously and, within seconds, sources our highest quality, lowest cost available interpreters with an optimized interpretive skill set, whether they are working at home or in one of our global interpretation centers. Additionally, we developed a fully integrated interpreter scheduling system to forecast and optimize interpreter utilization across multiple languages and skill sets based on a proprietary 10-year call history database.

Our Services

Our interpretation services enable our clients to increase their revenue and deliver mission-critical services to their customers, thereby improving their customer loyalty. We focus on providing our clients with flexible and high-value interactions that require immediate availability of our multi-lingual resources. We also aim to help clients comply with applicable laws and regulations by providing in-language support to our clients’ growing population of current and prospective LEP clients. Listed below is a selected listing of our service offerings.

Our Market Opportunity

The language services market represents a large and rapidly growing market opportunity. According to Common Sense Advisory, Inc., Norbridge, Inc. and management estimates, the language services market in the United States was estimated at approximately $12.1 billion in 2007 and is expected to grow 14.6% annually, reaching $24.0 billion by 2012. We primarily participate in the $3.4 billion “spoken word” language services sector, which is comprised of the $1.6 billion OPI market and the $1.8 billion FFI market, both of which have grown at an annual rate of approximately 10% since 2007.

We believe that growth in the language services market will be driven primarily by a number of macro trends including growth in the immigrant population, regulatory and public policy initiatives, an increasing focus on ethnic marketing and continued outsourcing of language services. Immigration in the U.S. has reached record high levels in recent years, and population growth is occurring fastest in geographies including California, Arizona and Florida, where a significant percentage of families do not speak English as a primary language. In addition, legislation is being enacted on a federal and statewide basis that encourages, and in some cases mandates, serving LEP populations in their native language, including Title VI of the Civil Rights Act of 1964. Additionally, ethnic marketing needs have increased as LEP households’ buying power has grown significantly, and corporations look to gain customers within these populations. Finally, we expect continued outsourcing of language-based services and believe it will be a significant growth driver; today we estimate that less than 25% of the OPI market opportunity is currently outsourced to third-party providers such as Language Line.

Immigrant Population

Immigrants comprise a significant portion of the U.S. population and are expected to continue to grow as a percentage of the overall population. According to the Pew Research Center, the population of the United States will rise from 296 million people in 2005 to 438 million people in 2050. Of this expected growth, approximately 82% or 117 million people will be from immigrants arriving from 2005 to 2050 and their U.S.-born descendants. As a result, nearly one in five Americans will be an immigrant in 2050, compared with one in eight in 2005. Additionally, the Hispanic population, which is already the largest minority group in the United States, will triple in size and make up 29% of the U.S. population by 2050, compared with 14% in 2005. We expect the growth in the immigrant population to drive an increase in LEP speakers, the primary users of language services, as evidenced by the U.S. Census Bureau’s 2000 Census that concluded that 83% of immigrants in 2000 spoke a language other than English at home.

Public Policy

Legislation at the national and local levels frequently mandates public services for LEP populations in their native language. For example, an executive order pursuant to Title VI of the Civil Rights Act of 1964 requires that healthcare, government agencies and social services have language interpretation services available for non-English speakers in order to receive government funding. On August 11, 2000, President Clinton signed Executive Order 13166, “Improving Access to Services for Persons with Limited English Proficiency,” which required Federal agencies to examine the services they provide, identify any need for services to those with limited English proficiency and develop and implement a system to provide those services so LEP persons can have meaningful access to them. This Executive Order also requires that Federal agencies work to ensure that recipients of Federal financial assistance provide meaningful access to their LEP applicants and beneficiaries. These public policy initiatives are also occurring at the state and local level. For example, in January 2009, legislation went into effect in California that requires health insurers to provide LEP customers with access to translated documents and language assistance when seeking any form of medical care. Similar public policy initiatives supporting the need for interpretation related services are in effect in other English-speaking countries, including the Human Rights Charter in the United Kingdom and the Canadian Charter of Rights and Freedoms.

Ethnic Marketing in the United States

Ethnic segments, especially Asians and Hispanics, continue to have a growing impact on the U.S. economy. For instance, according to the Selig Center for Economic Growth, Asian buying power has increased almost five-fold from $116 billion in 1990 to $509 billion in 2008, and Hispanic buying power has grown 349% from $212 billion in 1990 to $951 billion in 2008. According to a study published by K&L Advertising, LEP customers are nearly four times more likely to purchase products and services from companies that communicate with them in their native language. While the combined buying power for the Hispanic and Asian population is greater than $1.0 trillion today, a significant number of Hispanic and Asian households are “linguistically isolated,” making native language based interaction vital for client acquisition and retention. For example, according to First Data Corporation, in 2007 53% of the Mexican immigrant population in the United States does not have a checking account or is “un-banked,” compared with 17% of the U.S. born population. Additionally, according to Pew Hispanic Center and LIMRA International in 2006, among the Hispanic population, home ownership was approximately 49% compared with approximately 68% for the population as a whole, and only 36% of households have life insurance compared with 54% for the population as a whole. We believe that demand for OPI and other language services will continue to grow as companies focus on ethnic marketing opportunities as a way to grow revenue, increase market share and build profitable client relationships in populations that are largely under-served today.

Our Business Model

A majority of our revenue is generated from subscribed interpretation, which is designed for clients with frequent interpretation needs. Usage for the majority of clients is billed in one-minute increments. Price per billed minute is typically based on the language requested and time of day, subject to discounts related to billed minute volume pricing arrangements with certain clients.

Our top 10 languages accounted for over 91% of our billed minutes in 2008; Spanish language accounted for approximately 70% of our billed minutes in 2008, which is consistent with historical percentages. We provide a number of complementary services that allow us to offer a full service language solution to our clients. Included among those services are FFI, document translation, VIS and American Sign Language.

Our Competitive Strengths

We believe we have established ourselves as the market leader for OPI services as a result of significant investments in technology and network infrastructure, the breadth of languages we offer, the quality of our interpreters, our significant cost advantage and our consistent and reliable performance. In-house interpretation, performed either by bilingual call center agents or face-to-face agents, presents our largest form of competition; however, in-house interpretation services generally offer fewer languages, reduced on-demand interpreter availability, slower call handling times and higher cost of service. Additionally, while there are some technology solutions offered at lower price points with high availability, such as web self-service, IVR services and machine translation, these options offer fewer language capabilities, have limited flexibility and cannot provide interpretation for critical situations.

Additionally, we have targeted the FFI market both as a growth opportunity and a vehicle to enhance client retention and new client acquisition. A key strategy of our service offering is to migrate a portion of client FFI sessions to a more efficient and cost-effective OPI service. We intend to leverage our global interpreter network, technology platform and strong market position to expand our presence in the FFI market over time.

Our global presence, scalable operating platform, proprietary technology, highly skilled interpreter workforce and low-cost services delivery model create a unique client value proposition, and we believe these factors have established our company as a leading provider of on-demand interpretation services.

Industry-leading operating scale and global interpreter workforce

We believe we are the largest independent provider of OPI services globally. We offer high quality and accurate interpretation services to over 10,000 clients in the U.S., Canada, and the U.K. through our over 4,000 skilled and professionally trained interpreters. We successfully connect our clients with interpreters on a 24/7 basis offering over 170 different languages in less than twenty seconds over 99.5% of the time. We believe our scale affords us the ability to deliver a greater breadth of services at a significantly lower cost than our competitors.

Attractive value proposition leading to long-term, recurring client relationships

We have a differentiated service offering that includes on-demand interpreter availability on a 24/7 basis, customized interpretation solutions and a pay-for-use client pricing model. Demand for our services continues to grow through economic cycles due to the mission-critical nature of our services, our diverse client base and the multitude of the language service applications we provide. The majority of our client revenue is generated from subscribed interpretation, which is designed for clients with frequent interpretation needs. The stability and predictability of our revenue is attributable to the diversified client base and to our proven ability to retain a large percentage of our clients. Our client churn in the United States (as measured by lost minutes) was less than 5% in 2008, and 90% of our 250 largest U.S. clients in 2008 have been procuring our services for over five years.

Innovative interpreter workforce recruiting, training and monitoring

We believe the quality of our interpreter services is among the best in the industry, driven by our rigorous and industry-recognized interpreter recruiting, training, certification and retention programs. By using predominantly dedicated employee interpreters, unlike our competitors who largely utilize independent contractor interpreters, we are able to achieve a higher degree of control over the training and management of our interpreters and can better ensure the quality of the interpretation service. In our front-end recruiting process, only one out of every 12 applicants is selected. Our screening and recruiting process ensures high quality interpreters since skills in language, inter-cultural communication and customer service are monitored by our dedicated Quality Assurance department. Once hired, all employee interpreters undergo training on ethical standards, client requirements, interpretation and customer service. Additionally, the interpreters participate in industry-specific training programs developed in collaboration with industry experts, such as Medical Interpreting Training, Insurance Interpreter Training, Finance Interpreter Training, 911 Interpreter Training and Legal and Court Interpreting Training. Our specialized interpreter certification program is a significant competitive differentiator and value-added service. As of September 30, 2009, approximately 50% of our interpreters have been awarded or are pending certification under the Federal Government Security Requirements issued by the U.S. Department of Homeland Security and approximately 8% have certifications in medical interpretation. We meet and exceed the rigorous American Society for Testing and Materials standards for interpreter quality and training.

Proprietary call handling and skills-based routing technology platforms

We continually invest in our proprietary and patented technology platforms to maintain the best service metrics in the OPI industry, to provide operating leverage in our on-demand outsourcing model and to sustain high barriers to entry. Our patented and scalable call-routing technology, TITAN, helps drive continued client loyalty through skills-based call routing and fast connect times. TITAN enables us to efficiently handle thousands of simultaneous calls, allowing us to quickly connect our interpreters to our clients and ensure a high-quality client experience. For the nine months ended September 30, 2009, our average answer time was 0.4 seconds, and our interpreter connect time was less than 20 seconds, with Spanish, our most popular language, connecting at an average of less than 15 seconds. Some of our clients, for example, include 911 emergency response centers and hospitals, for which high-quality language services with fast connect times are often critical. Depending on the type of service required, calls are routed on a skills-basis to interpreters who are able to interpret general and customer service calls as well as more specialized interpreters trained by industry experts in the fields of healthcare, insurance and financial terminology, as well as emergency and 911 procedures. Our TITAN system is further supported by a state-of-the-art telecom infrastructure that provides increased reliability and business continuity.

Operational excellence and focus on low-cost delivery of services

Our focus on operational excellence and globally deployed best operating practices assures that we can deliver a consistent, scalable and high-quality interpretation experience to our clients and our clients’ customers from any of our interpreters working from home and from our six interpretation centers located in domestic and international locations. Our scale, coupled with our call delivery technology, helps drive down our unit costs, which is important to delivering our value proposition. Our delivery system includes an efficient interpreter sourcing strategy balancing interpreter location and skills mix, continuous improvement in interpreter productivity and scalability as our business grows. Our proprietary database of call arrival patterns, combined with our fully integrated scheduling program maximizes the efficiency and utilization of our global interpreter workforce and optimizes our fixed cost base. This system continually synthesizes over ten years of historical call volume data in rolling 15-minute increments and analyzes patterns of total call volume, language usage, industry distribution and client distribution to optimize the time our interpreters are occupied. Our interpreter productivity (defined as the number of revenue-generating interpreted minutes compared with the number of minutes paid to interpreters), for example, improved by 55% between 1999 and 2008. Our ability to maximize the productivity of an interpreter during each working hour as well as the competitive salaries we can afford to pay to attract talented interpreters are significant competitive differentiators in terms of profitability and operating leverage.

Proven, experienced management team

We have a proven, experienced management team that has been instrumental in establishing and expanding our industry leadership position. Combined, management has over 50 years of experience with us. Management has instituted a number of initiatives to position us for growth; management has (i) aggressively managed and invested in our sales and marketing function in order to drive same-client revenue growth and revenues from new client acquisitions; (ii) developed and invested in patented technologies in order to introduce new language service offerings and improve operating efficiency; (iii) implemented process improvements to increase our operating efficiency and profitability; and (iv) successfully integrated multiple acquisitions, one of which expanded our presence into the U.K. Management has grown our revenue to $278.2 million in 2008 from $185.3 million in 2006, representing a CAGR of 22.5%.

Our Growth Strategies

We expect our future growth to be driven by the continued secular growth of the overall language services market; however, we have also undertaken several key strategic initiatives intended to outpace market growth, including:

Further penetration of our existing client base

We believe less than 25% of the OPI market opportunity today has been outsourced to third-party OPI providers such as Language Line. We offer a wide range of OPI applications for over 10,000 clients across a number of diverse industry verticals, including healthcare, government, financial services insurance, telecommunications and utilities. We have a strong track record of extending the scope of these client relationships over time by selling other proven industry applications. As an example, one national property and casualty insurance company grew the number of LEP calls serviced from 628 since becoming a client in 1990, to 140,000 calls in 2008. This client began using us for auto and homeowner claims and has extended its use of our services over time to include customer service centers and its sales agent network. We leverage our industry specific expertise and partner with our clients to identify additional areas of need for interpretation to expand our services. As a result, we have compiled a detailed database of our existing clients’ in-house OPI operations, which enables us to be highly-targeted, effective and efficient in our sales efforts. From 2006 to 2008, revenue from current U.S. clients as of December 31, 2008 (excluding clients gained through acquisitions) grew approximately 14% annually on a compounded basis.

Acquisition of new clients

We aim to develop new client relationships and further diversify our client base by targeting clients and industry verticals that exhibit a demonstrated need for language interpretation services. For example, we estimate penetration in the insurance, healthcare, utilities and telecommunications industries, was approximately 33%, 20%, 19% and 12%, respectively, of the available interpretation minute opportunity in 2007. We believe that our unique service offerings, breadth of language capabilities, interpreter quality, technology and call-routing infrastructure and industry-specific knowledge position us to attract new clients. We have been successful acquiring new clients in the past. New U.S. clients acquired since 2006 represented approximately 12% of our revenue in 2008.

Expand addressable market opportunities with new products and services, including face-to-face interpretation

By providing a comprehensive language services offering, we intend to further enhance client retention, pursue new clients and create incremental profit margin contribution. For example, we have only recently begun to penetrate the large and fragmented FFI market, which represents an opportunity for us to accelerate our growth and achieve profitable incremental scale. We plan to launch these services in selected geographic markets, supplementing our traditional OPI services with FFI. Other targeted complementary services include document translation and Language Line University, our service to test, train and certify interpreters that may work for us or directly for our customers.

Pursue international expansion opportunities

We have expanded our service offering into the U.K. and Canada by deploying our sales force in those countries and also by acquiring what we believe was the leading OPI provider in the U.K. We believe there is further opportunity to grow our business in these countries. According to Norbridge, Inc., in 2006 there were approximately 7.6 million LEP speakers in the U.K. and approximately 3.5 million in Canada, and both countries encourage, and in a growing number of cases mandate, companies to serve its customers in their native language. Given our limited penetration of these markets and the potential market opportunity, we believe further growth opportunities exist to expand our client base outside of the United States.

Pursue accretive bolt-on acquisitions

Although we have significant market share of the outsourced OPI market in the United States, the remaining domestic and international markets are highly fragmented. Given the scale in our operating platform, we have historically made successful accretive bolt-on acquisitions. We have a demonstrated track record of successful execution and integration of our past acquisitions, including OnLine Interpreters, Language Line Limited in the U.K. and TeleInterpreters over the last seven years.

Clients

We serve a diverse population of over 10,000 clients, including Fortune 1000 companies and Small Office Home Office, which we refer to as SOHO, firms requiring OPI services. Our core target industries, including healthcare, government, financial services, insurance, telecom and utilities, accounted for approximately 28%, 19%, 17%, 14%, 9% and 3% of revenue, respectively in 2008. We also serve clients in retail, manufacturing and business services, which account for 10% of revenues. In 2008, our largest client accounted for approximately 3% of our revenue and our largest 100 clients represented 55% of our revenue. In 2008, 90% of our 250 largest U.S. clients have been procuring our services for over five years.

Technology Platforms

We have made significant capital investments in proprietary technology over the past twenty years to network globally, create more efficient processes, provide business continuity and systems redundancy, allow more stability in the systems and make available a scalable technology platform for future expansion.

Our proprietary call routing system enables us to efficiently handle significantly more call volume than our OPI competitors. Our call-handling system, TITAN, allows us to efficiently handle thousands of simultaneous calls. This allows us to quickly connect our interpreters to our clients.

We rely upon a fully integrated scheduling system that generates monthly forecasts of volume by language against planned interpreter attendance to produce a schedule for the following month. This system also captures historical transaction records (e.g., hours worked by interpreter) from the database servers and provides linkage to the payroll system. The scheduling program incorporates over ten years of historical call volume data in fifteen minute increments and analyzes patterns of total call volume, language usage, industry distribution and client distribution in order to optimize the time our interpreters are occupied. This system enables us to forecast and optimize interpreter occupancy for twelve months into the future.

Our technology systems are comprised of an Avaya Call Manager with ESS (Enterprise business continuity/survivability feature), Conversant and Voice Portal IVR systems, and redundant computer-telephony, referred to as CTI servers. We also utilize multiple database servers. We maintain multiple systems and servers in order to provide valuable redundancy in the event of an interruption in service.

We rely on a combination of trademark and patent laws, as well as on confidentiality procedures and non-compete agreements to establish and protect our proprietary rights. We currently own 3 registered patents and 49 registered trademarks including those patents and trademarks we obtained through our past acquisitions. These patents do not begin to expire until 2022, and our trademarks continue as long as we actively use them. We have 5 pending patent applications pertaining to technology relating to intelligent call routing and processing as well as interpreter management. New patents that are issued have a life of 20 years from the date the patent application is initially filed. We believe the existence of these patents and trademarks, along with our ongoing processes to add additional patents and trademarks to our portfolio, may create barriers to entry for our current and future competitors and may also be used for defensive purposes in certain litigation.

Sales and Marketing

Generally, we target a long-term partnership with clients that have a demonstrated need for interpretation services. We continue to expand our sales and marketing team and currently have over 100 dedicated sales and marketing personnel located in our Monterey, California Headquarters and throughout the United States, in Canada and in the United Kingdom. Our sales and marketing teams focus on both expanding the scope of our current client relationships and developing new client relationships. Our sales teams are grouped within a channel coverage plan, each targeting clients within specific segments as defined by a client’s size. We generally pay commissions to sales professionals on both new sales and incremental revenue generated from existing clients.

We have deployed sales and marketing resources in the United Kingdom and Canada, and have begun to demonstrate our ability to leverage our United States infrastructure to penetrate these two markets. Similar to our United States strategy, we have begun to penetrate established industry segments by increasing our presence with current clients and acquiring new high-value OPI clients in our target industries. We are utilizing our cost advantages, industry experience and increase the interpreter pool to provide the best product and competitive pricing in these markets.

Competition

We believe that we are the leading outsourced OPI provider in the U.S. with greater scale, scope, expertise and technical capabilities than our other outsourced OPI competitors.

Our most significant United States competitors include Lionbridge Technologies, Inc., Pacific Interpreters and Cyracom. We believe that our largest competitor in the United Kingdom is TheBigWord and our largest competitor in Canada is CanTalk.

The following attributes are important to our clients: connection speeds, reliability, breadth of languages, quality of interpreters and price. We believe that our performance compared to the performance of our competitors is more desirable to our clients. These service attributes are key considerations in the purchase decisions for our clients. This is particularly true for organizations concerned with compliance with Title VI of the Civil Rights Act of 1964, which requires companies to have interpretation services for LEP speakers in order to qualify for federal funding.

The primary alternatives to outsourced OPI include:

•	client-provided language service through bilingual agents, referred to as in-house, and face-to-face interpreters;

•	client relationship management, referred to as CRM, providers with foreign language capabilities; and

•	technology such as web self-service, IVR units and machine translation.

When deciding whether to use a language alternative to OPI, we believe our clients’ primary selection criteria are the levels of customer service, the critical nature of a call (e.g., emergency 911 or hospital emergency room), the cost to service the transaction and the availability of bilingual resources.

Client-Provided Language Service

While in-house bilingual agents can potentially offer comparable services to our OPI outsourced service, benefits are often not realized due to inefficiencies resulting from the need to manage internal productivity levels. Moreover, managing these bilingual agents can be a significant management distraction in light of the relative minor usage by the LEP customer base. As for service quality, clients are typically inexperienced in recruiting, testing, training and managing a multi-lingual workforce and often lack the resources to service their customers in more than 170 languages, 24 hours a day, seven days a week. Face-to-face interpreters can deliver more personal service, although interpreters represent a fixed cost that may become expensive if not managed efficiently. Moreover, face-to-face interpreters generally are not always available on demand when needed and cannot assist in call center applications.

CRM Providers

Many third party CRM providers offer language solutions as part of their larger outsourcing offering. Generally, the number of languages offered are limited (in many cases, only one). These offerings are usually focused on program-specific, scripted sales offers and lack the flexibility OPI provides to customer service and other critical applications. Many companies choose not to outsource critical client relationships to third party CRM providers.

Technology

Web and IVR technology provide low cost language alternatives, although the use of these technologies currently is limited to simple transactions and lacks the flexibility OPI provides for typical customer service and other critical applications. Moreover, clients still need to provide a “zero out” option when LEP speakers cannot continue with menus provided or require additional assistance beyond the basic applications. Machine translation has evolved to handle simple transactions with accuracy in the range of 80% to 90%, much less than the accuracy required to interpret the customized interpretations handled by us. Similar to CRM providers and IVR technology, machine translation lacks the flexibility desired by clients for interactions with their own clients.

Legislation

Several measures have been introduced in Congress aimed at discouraging the transfer of U.S. jobs to foreign countries including a bill that would deny federal contracts to companies with offshore operations and a bill that would require notification of workers when companies plan to outsource and require the Department of Labor to compile statistics on the trend. These legislative proposals are being challenged in state court. It is not clear whether these or similar legislative proposals will eventually become law and what, if any, impact they would have on our business and operations.

The potential passage of healthcare legislation introduced in Congress may also impact our business. Such legislation may serve to increase demand for our services if the government requires access to and reimbursement for interpretation and translation services for patients under certain circumstances.

Employees

As of December 31, 2008, we employed directly or indirectly 4,634 workers as follows:

Function	Employees	Agency Employees	Total
Interpreters	1,899	2,359	4,258
Operations	153	11	164
Sales & Marketing	107	5	112
Customer Care	20	1	21
Information Technology	29	1	30
Finance	23	3	26
Administrative	16	7	23

Total	2,247	2,387	4,634

We have multiple worker relationships within our workforce. Many of our workers are employed directly by us. We also contract with third-party agencies to employ workers, principally interpreters, exclusively for us. This relationship facilitates compliance with local labor laws (particularly in foreign jurisdictions where we operate), recruiting and market entry. We also use independent contractors for a small portion of our interpretation needs, principally for peak volumes and for lower-volume languages. During November 2009, we used 416 independent OPI contractors, whose interpreter activity equated to 133 full-time equivalents.

The majority of our interpreters work from home in the United States, Canada and the United Kingdom, with the balance located in global interpretation centers which are mainly located in Central America.

As of December 31, 2008, all of our employees were non-unionized. Effective February 2009, a portion of our agency employees located in Panama became subject to a collective bargaining agreement.

Legal Proceedings

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or on our operations. We maintain general liability insurance coverage in amounts we deem adequate for our business.

Properties

We do not own any real property. Our principal executive offices are in Monterey, California. The following is a list of our principal facilities of our subsidiaries and their principal functions:

Location	Purpose	Sq. Ft.	Expiration
Monterey, CA	Headquarters	28,020	December 2010
London, U.K.	U.K. Headquarters	6,000	July 2010
Elk Grove, IL	Interpretation Center	5,026	November 2011
Dominican Republic	Interpretation Center	16,527	October 2012
Panama (2 leases)	Interpretation Centers	12,273/10,076	April 2010 and November 2011
Costa Rica (2 leases)	Interpretation Centers	11,190/11,153	April 2010 and 2011
Portland, OR	Ancillary Services	11,956	March 2013

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease new facilities or vacate existing facilities as our operations require.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and a description of the business experience of each of our executive officers and directors as of November 15, 2009.

Name	Age	Position

Dennis G. Dracup	56	Chief Executive Officer and Chairman

Louis F. Provenzano	50	President, Chief Operating Officer and Director

Michael F. Schmidt	47	Chief Financial Officer, Senior Vice President of Finance and Director

James L. Moore Jr.	64	Chief Information Officer

Yung-Chung Heh	47	Vice President of Global Operations

Karen Gilhooly	50	Senior Vice President of Sales

Jeffrey M. Johnson	44	Vice President of Business Development

Vanessa Eke	44	Managing Director of Language Line Limited

Peggy Koenig	52	Director

C.J. Brucato	36	Director

Azra Kanji	29	Director

Lauren Rich Fine	50	Director Nominee

Vince Kelly	50	Director Nominee

Robert P. MacInnis	43	Director Nominee

Executive Officers

Dennis G. Dracup joined us in 2004 as President and Chief Executive Officer. Since October 2006, Mr. Dracup has served as our Chief Executive Officer. Prior to joining us and since 1996, Mr. Dracup was the Chief Executive Officer of Gemkey.com and the President of Pitney Bowes Software Solutions. Mr. Dracup earned his Executive Management Certificate from Northwestern University, M.S. in Information Systems from Roosevelt University, M.B.A. from State University of New York at Buffalo and B.A. in English from Canisius College.

Louis F. Provenzano has served as our President and Chief Operating Officer since October 2006 and as Executive Vice President of Sales and Marketing since November 2004. Prior to joining us in November 2004 and since December 2002, Mr. Provenzano was Vice President of Worldwide Sales and Account Management for Metavante (acquired by Fidelity National Information Services). Prior to that and since 1989, Mr. Provenzano held positions of Vice President of Worldwide Sales for Alysis Technologies (acquired by Pitney Bowes) and Senior Vice President of Loan Pricing Corporation (acquired by Reuters). Mr. Provenzano earned a B.A. degree from Boston College.

Michael F. Schmidt has served as our Senior Vice President of Finance since July 2007 and Chief Financial Officer since August 2007. Prior to joining us and since April 2004, Mr. Schmidt was Chief Financial Officer and Executive Vice President of Autobytel. From April 2002 to April 2004, Mr. Schmidt was Chief Financial Officer at Telephia Inc., a provider of performance information for the mobile telecommunications industry. From December 2000 to August 2001, Mr. Schmidt was Chief Financial Officer of Autoweb.com, Inc., an

automotive marketing services company. Mr. Schmidt began his career as a certified public accountant with Ernst & Whinney. Mr. Schmidt received a Bachelors of Business Administration and Accounting from Cleveland State University.

James L. Moore Jr. joined us in 2000 as Chief Information Officer. Prior to joining us and since 1998, Mr. Moore was the Chief Information Officer of Borland Software Corporation and Director of Information Systems of Softbank Content Services Inc. Mr. Moore earned his M.S. and B.A. in Engineering from California State University Northridge.

Yung-Chung Heh joined us in 1989. Prior to her current position as Vice President, Global Operations, she was Vice President of International Sales. Prior to that, she was Director of Marketing and Sales and Director of Operations. Ms. Heh has an A.A. degree in Accounting, and a B.A. in English. She earned her M.A. in Translation and Interpretation (Chinese/English) from the Monterey Institute of International Studies.

Karen Gilhooly joined us in September 2006. Prior to joining us, Ms. Gilhooly was with Citigroup where she served as Managing Director of the Global Transactions group in the Corporate Investment Bank. In this capacity, Ms. Gilhooly led the North America sales effort for international payments and product franchising. Though the majority of Ms. Gilhooly’s career was spent with Citigroup in a variety of business management roles, she also held senior leadership positions in companies engaged in the emerging online bill payment technologies including Metavante, Intelidata and Princeton eCom. Ms. Gilhooly attended the University of Illinois where she majored in History and English.

Jeffrey M. Johnson has served as our Vice President, Business Development since July 2006. Mr. Johnson joined us in 2002 in a market management position and in 2004 held the Director of Marketing position. Prior to that, Mr. Johnson held senior operations and marketing positions at Pitney Bowes. Mr. Johnson holds an MBA with distinction from Northwestern University’s J.L. Kellogg Graduate School of Management, and a Bachelor of Science degree with honors from California Polytechnic State University.

Vanessa Eke has served as Vice President and Managing Director of Language Line Limited since 2006. Prior to joining us and since 2002, Ms. Eke was the Managing Director of Nielsen Media Research U.K. and Ireland, under which also resided the Adex International Division of AC Nielsen. Prior to that and since 1999, she was employed at PearsonPlc, Financial Times Business Limited where she was Strategic Development and Research Director. Until that time and since 1986, Ms. Eke held a number of increasingly responsible management positions with VNU Business Publications. Her early career began at Peat Marwick (now KPMG) following a B.A. Honours degree in English Literature and Philosophy from the University of East Anglia.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Directors

Peggy Koenig became a Director of our parent in June 2004. Ms. Koenig is a Managing Partner of ABRY Partners, our largest stockholder, which she joined in 1993. From 1988 to 1992, Ms. Koenig was a Vice President, Partner and member of the board of directors of Sillerman Communication Management Corporation, a merchant bank, which made investments principally in the radio industry and was responsible for the formation of the public radio company, SFX Broadcasting, Inc. From 1986 to 1988, Ms. Koenig was the Director of Finance for Magera Management, an independent motion picture financing company for Columbia and Tri-Star Pictures. She is presently a director (or the equivalent) of KnowledgePoint360 Group and MP Media Investment. Ms. Koenig received her undergraduate degree from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania.

C.J. Brucato became a Director of our parent in June 2004. Mr. Brucato is a Partner of ABRY Partners, our largest stockholder, which he joined in 1996. Prior to joining ABRY Partners, Mr. Brucato was a member of the Media, Telecommunications and Entertainment Investment Banking Group at Prudential Securities, Inc. He is presently a director (or the equivalent) of CapRock Communications Holdings, Inc., KnowledgePoint360 Group, CyrusOne, Hosted Solutions and Q9 Networks. Mr. Brucato earned his B.S.E. from Princeton University.

Azra Kanji became a Director of our parent in June 2004. Ms. Kanji is a Vice President at ABRY Partners, our largest stockholder, which she joined in 2003. From 2001 to 2003, Ms. Kanji was an analyst in the Communications, Media and Entertainment group at Goldman, Sachs & Co. She is presently a director of Grande Communications and KnowledgePoint360 Group. Ms. Kanji received her undergraduate degree from Duke University.

Director Nominees

Lauren Rich Fine has been nominated, and has agreed to serve, as a Director upon the completion of this offering. From October 2007, Ms. Fine has held the position of a Practitioner in Residence at Kent State University School of Journalism & Mass Communication. Ms. Fine is also a director (or the equivalent) at Dolan Media, Brand Muscle, the Cleveland Film Society, the Chantaugua Foundation, Cleveland Jewish News, Laurel School, Urban Community School Cleveland and In Counsel with Women. From October 2008 through July 2009, Ms. Fine also served as the Director of Research of ContentNext Media. From March 1988 through April 2007, Ms. Fine worked at Merrill Lynch Securities Research & Economic Division, where she was serving as Managing Director. Ms. Fine received an M.B.A. from the Stern School of Business at New York University.

Vince Kelly has been nominated, and has agreed to serve, as a Director prior to our listing of our common stock on NASDAQ. Mr. Kelly is currently the President and Chief Executive Officer and a member of the board of directors of USA Mobility, Inc. From August 1995 to February 2003, Mr. Kelly served as the Chief Financial Officer of Metrocall, the predecessor of USA Mobility, Inc. Mr. Kelly served as the Audit Committee chairman of Penton Media in 2006 and 2007. Mr. Kelly received his Bachelor of Science from George Mason University and his CPA in Virginia.

Rob MacInnis has been nominated, and has agreed to serve, as a Director upon the completion of this offering. Mr. MacInnis has worked at ABRY Partners since December 1998 where he is currently a Partner. Mr. MacInnis also currently serves on the audit committee of the board of directors of Muzak LLC and as a board member of Proquest, Gould & Lamb, Psychological Services, Inc. and F&W Media. In the past, Mr. MacInnis has served on the board of Consolidated Theatres and Hispanic Yellow Pages Network. Prior to working at ABRY Partners, Mr. MacInnis was a senior manager at PricewaterhouseCoopers LLP from June 1991 through May 1997. Mr. MacInnis graduated summa cum laude from Merrimack College with a B.S. in business and received an M.B.A. summa cum laude from Boston University.

Corporate Governance

Board Composition

Our business and affairs will be managed under the direction of our board of directors. Our amended and restated bylaws will provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Our board of directors currently consists of six directors. Currently, all of our directors are either employed by us or affiliated with ABRY Partners, our largest unitholder, and elected pursuant to the members agreement among Language Line Holdings LLC and its members, which we refer to as the Members Agreement. See “Certain Relationships and Related Party Transactions—Members Agreement.” Upon completion of this offering, our board of directors will be comprised of seven directors. Immediately following completion of this offering, we expect Mr. Provenzano, our President and Chief Operating Officer, and Mr. Schmidt, our Chief Financial Officer, to resign as members of our board of directors. We intend to increase the size of our board of directors and nominate Ms. Fine and Messrs. Kelly and

MacInnis to our board of directors. Immediately following the completion of this offering, we expect that at least        members of our board of directors will be independent. The directors will have discretion to increase or decrease the size of the board of directors.

Our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.                      and                      will serve as Class I directors with an initial term expiring in 2011.                      and                      will serve as Class II directors, with an initial term expiring in 2012.                      and                      will serve as Class III directors with an initial term expiring in 2013.

Upon completion of this offering, ABRY Partners and the funds affiliated with ABRY Partners will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under NASDAQ corporate governance standards. As a controlled company, exemptions under NASDAQ standards will free us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of NASDAQ;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and NASDAQ rules with respect to our Audit Committee within the applicable time frame. See “—Audit Committee.”

Board Committees

Our board of directors will establish the following committees prior to the completion of this offering: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

We plan to establish an Audit Committee prior to completion of this offering. Upon the completion of this offering, our Audit Committee will consist of Peggy Koenig, Lauren Rich Fine and Vince Kelly, with Mr. Kelly serving as chair of the Audit Committee. Our Audit Committee will have responsibility for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The SEC rules and NASDAQ rules require us to have one independent Audit Committee member upon the listing of our common stock on NASDAQ, a majority of independent directors within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our board of directors has affirmatively determined that Lauren Rich Fine and Vince Kelly meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and NASDAQ rules, and we intend to comply with these independence requirements within the time periods specified. In addition, Mr. Kelly will qualify as our “audit committee financial expert.”

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our corporate website at www.lanuageline.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee

Upon completion of this offering, our Compensation Committee will consist of                     ,                      and                     .                      will be the chairperson of our Compensation Committee. The Compensation Committee will be responsible for, among other things:

•

reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

•	determining the compensation of our directors;

•	reviewing and discussing annually with management our “Executive Compensation—Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the Compensation Committee report required by the SEC to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website at www.languageline.com upon the completion of this offering. Our website is not part of this prospectus.

Corporate Governance and Nominating Committee

Upon completion of this offering, our corporate governance and nominating committee will consist of                     ,                      and                     .                      will be the chairperson of this committee. The Corporate Governance and Nominating Committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each Board committee of our board of directors.

Our board of directors will adopt a written charter for the corporate governance and nominating committee, which will be available on our corporate website at www.languageline.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee will be an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Ethics

We have a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions that we plan to amend in connection with this offering. A copy of that code will be available on our corporate website at www.languageline.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Director Compensation

Prior to this offering, our directors have not received compensation for their services as directors, except for reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of the board of directors or any committee thereof. Directors who are officers of, or employed by, us or any of our subsidiaries do not receive additional compensation for service on the board of directors or its committees.

We did not pay any compensation to members of our board of directors during 2008 because all of our directors were either employees of our company or affiliated with ABRY Partners, our largest unitholder.

Upon completion of this offering, our executive officers who are members of our board of directors and the directors who continue to provide services to, or are affiliated with, ABRY Partners will not receive compensation from us for their service on our board of directors. Accordingly, Mr. Dracup, Ms. Koenig, Mr. MacInnis, Mr. Brucato and Ms. Kanji will not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of NASDAQ and are not affiliated with ABRY Partners are eligible to receive compensation from us for their service on our board of directors. Mr. Kelly and Ms. Fine and all other non-employee directors not affiliated with ABRY Partners will be paid quarterly in arrears:

•	$25,000 annual retainer;

•	$1,500 for each board or committee meeting attended in person with the exception of being paid $750 for attending a committee meeting the same day as a board meeting;

•	$750 for each board or committee meeting attended via telephone; and

•	$7,500 for serving as the chairman of the Audit Committee.

In addition, upon initial election to our board of directors, each non-employee director not affiliated with ABRY Partners will receive an option grant equal to $60,000, which will vest one year from the date of grant. Each grant will be subject to the same terms as those of our employees as described in the 2010 Omnibus Incentive Plan. See “Executive Compensation—2010 Omnibus Incentive Plan.” We will also reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2008, our named executive officers, were:

•	Dennis G. Dracup, Chief Executive Officer;

•	Louis F. Provenzano, President and Chief Operating Officer;

•	Michael F. Schmidt, Chief Financial Officer and Senior Vice President of Finance;

•	James L. Moore, Jr., Chief Information Officer;

•	Karen Gilhooly, Senior Vice President of Sales; and

•	Solange Jerolimov, Former Interim Chief Financial Officer.

Compensation Philosophy and Objectives

Our Compensation Committee is responsible for reviewing and approving the compensation of our named executive officers, as well as reviewing and approving our equity incentive plans. The review and approval of compensation and incentives to be awarded by the Compensation Committee to the named executive officers is typically undertaken on an annual basis as part of our budget review process. Once the Compensation Committee has completed its review and approval process, the Compensation Committee submits its recommendations to the board of directors for the board of directors further review, discussion and final approval.

We believe that our compensation program must support our strategy, be competitive and provide both significant rewards for outstanding performance and clear financial consequences for underperformance. We also believe that a significant portion of the named executive officers’ compensation should be “at risk” in the form of annual and long-term incentive awards that are paid, if at all, based upon corporate performance. We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive officer makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

After this offering, the Compensation Committee will meet outside the presence of all of our executive officers, including our named executive officers, to consider appropriate compensation for our Chairman and Chief Executive Officer. For all other named executive officers, the Compensation Committee will meet outside the presence of all executive officers except our Chairman and Chief Executive Officer. Our Chairman and Chief Executive Officer annually reviews each other named executive officer’s performance and recommends appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Going forward, based upon the recommendations from our Chairman and Chief Executive Officer and in consideration of the objectives described above and the principles described below, the Compensation Committee will approve the annual compensation packages of our executive officers other than our Chairman and Chief Executive Officer. The Compensation Committee annually analyzes our Chairman and Chief Executive Officer’s performance and determines his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his or her performance.

Compensation amounts historically have been based on a variety of factors, including, in addition to the factors listed above, experience of the individual, the need for that particular position to be filled and general understanding of the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. This informal consideration was based on the general knowledge possessed by our Chairman and Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research and personal knowledge of the competitive market. As a result, our Chairman and Chief Executive Officer and Compensation Committee historically have applied their subjective discretion to make compensation decisions and did not benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. We anticipate that our Compensation Committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our Compensation Committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

In October 2009, management engaged Towers Perrin to review the current design of our executive compensation plans in preparation for an initial public offering. Management intends to use the information provided by Towers Perrin and other resources and tools to develop recommendations to be presented and approved by our board of directors. Towers Perrin has not recommended specific compensation amounts or the form of payment for any of our named executive officers. Management’s review and analysis of our executive compensation program is ongoing and has not been completed.

Elements of our Compensation Program

In fiscal year 2008, total compensation for our named executive officers consisted of the following components:

•	base salary;

•	annual incentive cash payments;

•	grants of long-term equity-based compensation, such as restricted stock units; and

•	insurance, retirement and other employee benefits and compensation.

Executive compensation includes both fixed components (base salary and benefits) and variable components (annual bonus/incentive and equity-based incentive grants) with the heaviest weight generally placed on the variable components. Each component is linked to one or more of the strategic objectives listed above. The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company. Revisions to the fixed components of compensation occur infrequently aside from our annual salary review, which generally results in salary increases that range from 0% to 5.0% or upon promotions or substantial increases to the executive’s scope of responsibility. Salary increases are, in part, designed to reward executives for their management activities during the year and to maintain their level of income with respect to cost of living increases.

The variable components are tied specifically to the achievement of our annual financial objectives and are designed so that above average performance is rewarded with above average rewards. Bonus levels, as a percentage of base salary, are set once the executive is hired and generally relate to his or her scope of responsibility, with revisions typically occurring upon promotions or substantial increases to the executive’s scope of responsibility. Although bonus levels, as a percentage of base salary, generally do not change, the opportunity to accelerate bonus payments to twice the target amount for any one year does exist for an executive based upon our overall financial performance. Our bonus policy is designed to align each executive’s annual goals for their respective area of responsibility with the financial goals of the entire business as set by our Compensation Committee. The other material element to variable compensation is equity incentive awards that have historically involved the issuance of Class C units of our parent, Language Line Holdings LLC.

We combine these elements to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

All of our named executive officers are currently employed at-will, without employment agreements, severance payment agreements or payment arrangements that would be triggered by a change of control, with the exception of an employment agreement for Mr. Dracup, our Chairman and Chief Executive Officer, as described below in the “—Employment Agreements and Severance and Change in Control Benefits” section. Upon completion of this offering, we intend to amend Mr. Dracup’s employment agreement and enter into employment agreements with each of Mr. Provenzano, our President and Chief Operating Officer, and Mr. Schmidt, our Chief Financial Officer. For additional information, see “—Base Salary” and “—New Employment Agreements” below.

Base Salary

Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other performance-based components of our executive compensation program. We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Generally, the goal is to achieve a salary that is competitive with the salary for similar positions of similar size companies in the business services industry. Our Chairman and Chief Executive Officer and/or Compensation Committee determine market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of similarly situated executives in other companies operating in the business services industry. This determination is informal and based primarily on the general knowledge of our Chairman and Chief Executive Officer of the compensation practices within our industry. We offer market-competitive base salaries for executives in similar positions with similar responsibilities at comparable companies to mitigate the volatility in compensation that our executives may experience based on fluctuations in our overall performance and objectives. Salaries are reviewed during the annual review process during which an increase, if any, is determined. In addition, base salaries may be adjusted on occasion to realign a particular salary with current market conditions or changes in responsibility or authority.

Mr. Dracup’s employment agreement sets forth his annual salary and provides that his salary will increase by 5.0% on June 11 of each year. Effective June 11, 2008, his base salary was increased to $425,439 and, effective June 11, 2009, his base salary was increased to $446,711.

Base salaries are reviewed during the fiscal year by our Chairman and Chief Executive Officer, and salary increases typically take effect in June of each year, unless business circumstances require otherwise. In past years, our Chairman and Chief Executive Officer and/or board of directors reviewed the performance of all executive officers, and based on this review and any relevant informal competitive market data made available to him or them during the preceding year, through informal discussions with recruiting firms, research and informal benchmarking against our Chairman and Chief Executive Officer and/or board of directors’ personal knowledge of the competitive market, set the salary level for each executive officer for the coming year.

As part of our annual review process, in June 2008, our Chairman and Chief Executive Officer approved annual merit salary increases for each of our named executive officers, except for himself. These merit increases for our named executive officers for fiscal year 2008 were 3.0% and took into account accomplishments of each individual, as well as economic conditions that existed during fiscal year 2008. For 2009, our Chairman and Chief Executive Officer decided to keep salaries for our named executive officers consistent with salary levels in 2008.

Upon completion of this offering, we intend to amend and restate Mr. Dracup’s employment agreement. Mr. Dracup’s amended and restated employment agreement will provide for an initial term of five years with automatic one-year renewals unless otherwise terminated earlier or either party gives notice not to renew. In addition, Mr. Dracup will be paid a base salary of $560,000 per year, subject to an increase by 5.0% on each anniversary of the amended and restated employment agreement. In addition, we intend to enter into employment agreements with each of Mr. Provenzano, our President and Chief Operating Officer, and Mr. Schmidt, our Chief Financial Officer. Mr. Provenzano’s employment agreement will provide for an initial term of five years with automatic one-year renewals unless otherwise terminated earlier or either party gives notice not to renew. In addition, Mr. Provenzano will be paid a base salary of $350,000 per year, subject to an increase by 5.0% on each anniversary of the employment agreement. Mr. Schmidt’s employment agreement will provide for an initial term of five years with automatic one-year renewals unless otherwise terminated earlier or either party gives notice not to renew. In addition, Mr. Schmidt will be paid a base salary of $300,000 per year, subject to an increase by 5.0% on each anniversary of the employment agreement.

Annual Cash Incentives

Our Chairman and Chief Executive Officer and/or Compensation Committee have authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate objectives linked to our financial results.

On an annual basis, or at the commencement of an executive officer’s employment with us, our Chairman and Chief Executive Officer and/or Compensation Committee typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. Depending upon corporate performance, an executive officer may receive from 0.0% to 100.0% of his or her base salary. For fiscal year 2008, Mr. Dracup’s target bonus amount was set in accordance with his employment agreement at 50.0%. For fiscal year 2008, Messrs Provenzano and Schmidt’s target bonus amount was each set in accordance with their respective employment offer letters at 50.0%. For fiscal year 2008, Mr. Moore, Ms. Gilhooly and Ms. Jerolimov’s target bonus amount was set based upon each executive’s scope of responsibility and impact upon our performance. The annual cash incentives paid in 2009 for fiscal year 2008 were based upon corporate performance in fiscal year 2008.

The actual bonuses awarded in any year, if any, may be more or less than the target, depending on the achievement of corporate objectives, as discussed below. In addition, our Chairman and Chief Executive Officer and/or Compensation Committee may adjust bonuses due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results.

We establish our corporate financial performance objective and target amounts with reference to achieving pre-set levels of desired financial performance, and with consideration given to our annual and long-term financial plan, as well as to macroeconomic conditions. With respect to our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer, the annual cash bonus is linked to the achievement of adjusted EBITDA targets as set forth in their respective employment agreement or offer letter. Under their respective employment agreement or offer letter, adjusted EBITDA is based upon the operating income of the combined entity, which includes both U.S. and non-U.S. based operations. For fiscal year 2008, the annual cash bonus was linked to achievement of adjusted EBITDA of $96.9 million. We believe this corporate performance objective and the proportionate weighting assigned, as discussed below, reflected our overall company goals for fiscal year 2008, which balanced the achievement of revenue growth and improving our operating efficiency. For purposes of our cash bonus program in fiscal year 2008, adjusted EBITDA was defined as earnings before interest, taxes, depreciation and amortization, excluding approximately $10.4 million in equity-based compensation expense and $1.9 million in operating expense associated with management fees payable to Coto, which were not taken into account when setting fiscal year 2008 financial targets. Our Chairman and Chief Executive Officer and/or Compensation Committee determined that these unplanned costs and expenses were outside management’s control and excluded them when measuring adjusted EBITDA achievement under the cash bonus program. As a result, for fiscal year 2008, our actual adjusted EBITDA, as calculated for the purpose of the annual cash bonus, was $123.4 million.

The corporate performance objective is based upon the achievement of adjusted EBITDA targets that are set at a threshold amount, a target amount and a maximum amount for the fiscal year by our Chairman and Chief Executive Officer and/or Compensation Committee. The following table sets forth the adjusted EBITDA targets for fiscal year 2008.

Adjusted EBITDA	Fiscal Year Targets
Threshold	$87.2 million
Target	$96.9 million
CEO Maximum	$116.3 million
COO and CFO Maximum	$135.7 million

Based upon our achievement of adjusted EBITDA as calculated under our cash bonus program, our Compensation Committee determined to award Messrs. Dracup, Provenzano and Schmidt a cash incentive bonus of approximately 67.5%, 83.8% and 83.8% of base salary, respectively.

With respect to our other named executive officers, the annual cash bonus was linked to both revenue and adjusted EBITDA growth over the prior year. For this purpose, the adjusted EBITDA is based upon operating income of our U.S. operations only. Our Chairman and Chief Executive Officer and Compensation Committee have established a matrix that sets forth the target bonus amount (as a percentage of salary) based upon a growth rate between 0.0% and 25.0% for each of revenue and adjusted EBITDA with the target bonus amount increasing as revenue and adjusted EBITDA growth rates increase. We believe these corporate performance objectives and their proportionate weightings assigned reflected our overall company goals for fiscal year 2008, which balanced the achievement of revenue growth and improving our operating efficiency. For purposes of our cash bonus program in fiscal year 2008, adjusted EBITDA was defined as earnings before interest, taxes, depreciation and amortization, excluding approximately $10.4 million in equity-based compensation expense and $3.3 million in operating expense associated with management fees, which were not taken into account when setting fiscal year 2008 financial targets. Our Chairman and Chief Executive Officer and/or Compensation Committee determined that these unplanned costs and expenses were outside management’s control and excluded them when measuring adjusted EBITDA achievement under the cash bonus program. As a result, for fiscal year 2008, our revenue and adjusted EBITDA, as calculated for the purpose of the annual cash bonus, growth rates were approximately 15.0% and 18.2%, respectively.

Based upon the growth rates of revenue and adjusted EBITDA, as calculated under our cash bonus program, over the prior year, our Compensation Committee determined to award each of Mr. Moore and Ms. Gilhooly a cash incentive bonus of approximately 65.0% of base salary.

There are no policies regarding the recovery of awards or payments in the event the performance measures upon which the awards or payments are based are restated or otherwise adjusted in a manner that would have reduced the size of the awards or payments.

Long-Term Incentives

We believe that our long term success depends upon aligning executives’ and ownerships’ interests. To support this objective, we have historically provided our executives with means to become significant equity holders in the our business through the issuance of Class C units of our parent, Language Line Holdings LLC, which we believe supported the long-term retention of executives and reinforced our longer-term goals.

Equity Ownership.    The Class C units of Language Line Holdings LLC vested according to a specified schedule and were expensed to compensation over the five year vesting period. Vesting accelerates upon a change of control of Language Line Holdings LLC, as such term is defined in the applicable incentive unit agreement, and upon certain types of sales of our company. Vesting ceases if the individual ceases to be employed by Language Line Holdings LLC or any of its subsidiaries. If the individual ceases to be employed by Language Line Holdings LLC, or any of its subsidiaries, Language Line Holdings LLC will have the option to purchase all or any portion of the vested and/or the unvested Class C units. The aggregate purchase price for all unvested units will be $1.00, and the purchase price for each vested unit will be the fair market value for such unit as of the date of individual’s termination. If, however, we terminate the individual’s employment for cause, the aggregate purchase price of all vested units will be $1.00. Language Line Holdings LLC’s right to repurchase the individual’s units will terminate upon a change of control, provided that the individual is employed by Language Line Holdings LLC, or any of its subsidiaries, at the time of the change of control. After completion of this offering, all vested and unvested Class C units will be exchanged for cash and              shares of our common stock based upon a share price of $                 per share, the price to public set forth on the cover page of this prospectus. The shares of common stock to be issued in connection with any unvested Class C units will be subject to the same vesting schedule as the Class C units for which they were exchanged and will accelerate upon a change of control of our company.

Historically, the date upon which the Class C unit awards have been granted has not been fixed, but are considered upon the recommendation of our Chairman and Chief Executive Officer.

Option Awards.    We do not currently utilize options as part of our executive compensation program. However, we intend to adopt the Language Line Services Holdings, Inc. 2010 Omnibus Incentive Plan, or the 2010 Plan, in connection with our initial public offering. The 2010 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards.

Upon completion of this offering, we intend to issue                  shares of restricted stock and stock options to exercise                  shares of common stock to our directors and director nominees and certain other officers and key employees.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) profit-sharing plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Employment Agreements and Severance and Change in Control Benefits

We have entered into an employment agreement that contains severance benefits and change in control provisions with Mr. Dracup, our Chairman and Chief Executive Officer, the terms of which are described under the heading “—Potential Payments Upon Termination or Change in Control.” We believe these severance and change in control benefits are essential elements of our executive compensation package and assist us in recruiting and retaining talented individuals. In addition, upon completion of this offering, we intend to amend Mr. Dracup’s employment agreement and enter into employment agreements with each of Mr. Provenzano, our President and Chief Operating Officer, and Mr. Schmidt, our Chief Financial Officer. Such employment agreements will contain severance benefits and change in control provisions.

Summary Compensation Table

The following table sets forth the total compensation earned by each of the named executive officers for the three fiscal years ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	Bonus	Unit Awards(5) ($)	Non-Equity Incentive Plan Compensation(6)	All Other Compensation(7) ($)	Total ($)
Dennis G. Dracup	2008	$415,310	$—	$6,242,185	$271,268	$18,302	$6,947,065
Chief Executive Officer	2007	395,526	—	187,584	184,357	22,647	790,114
	2006	377,708	—	—	192,938	132	570,778

Louis F. Provenzano(1)	2008	$262,631	$—	$522,283	$145,547	$13,885	$944,346
President and Chief Operating Officer	2007	254,375	—	12,442	107,125	13,937	387,879
	2006	217,667	—	—	25,000	12,910	255,577

Michael F. Schmidt(2)	2008	$253,750	$—	$95,816	$63,281	$10,072	$422,919
Chief Financial Officer & SVP Finance	2007	110,208	—	668	—	—	110,876
	2006	—	—	—	—	—	—

James L. Moore Jr.	2008	$205,012	$—	$395,704	$135,329	$10,211	$746,256
Chief Information Officer	2007	199,041	—	11,663	88,245	10,166	309,115
	2006	194,100	—	—	25,000	19,337	238,437

Karen Gilhooly(3)	2008	$191,713	$—	$134,680	$123,950	$603	$450,946
Senior Vice President of Sales	2007	185,000	—	2,480	27,473	558	215,511
	2006	61,667	65,000	—	—	—	126,667

Solange Jerolimov(4)	2008	$86,477	$—	$21,983	$51,500	$8,997	$168,957
Former Interim Chief Financial Officer	2007	136,875	—	431	8,550	9,646	155,502
	2006	51,004	—	—	—	2,145	53,149

(1)	Mr. Provenzano was appointed President and Chief Operating Officer in October 2006. Amounts earned during the year ended December 31, 2006 includes $154,617 earned as Executive Vice President of Sales and Marketing, and $62,500 earned as President and Chief Operating Officer, where his annualized salary was $250,000.

(2)	Mr. Schmidt joined us on July 23, 2007. He was appointed Senior Vice President of Finance on July 23, 2007 and Chief Financial Officer on August 15, 2007.

(3)	Ms. Gilhooly joined us on September 1, 2006 as Vice President of Sales. Ms. Gilhooly received a signing bonus of $65,000 upon joining us.

(4)	Ms. Jerolimov was our acting Chief Financial Officer for the period June 16, 2007 through August 14, 2007. Ms. Jerolimov was our Controller prior to this period and again from August 15, 2007 through August 29, 2008, at which time she left our company for personal reasons. Upon her departure, Ms. Jerolimov forfeited 135,000 Language Line Holdings LLC Class C units.

(5)	The amounts of the unit awards shown in the table represent the expense reported for financial reporting purposes in 2008, 2007 and 2006 for the fair value of Language Line Holdings LLC Class C units granted in 2008 as well as prior fiscal years in accordance with SFAS No. 123(R). For additional information, refer to the “Equity-Based Compensation” section of Note 10 to the notes to the consolidated financial statements included elsewhere in this prospectus.

(6)	Amounts included in this column include amounts paid as annual incentive compensation (bonus), with the exception of Mr. Dracup, whose amounts represent those earned as a bonus and payable in the following year. For example, the $271,268 amount listed in the 2008 column represents Mr. Dracup’s bonus earned in 2008 that will be paid to him in March 2009. Subject to his employment agreement, Mr. Dracup’s bonus is payable upon his being employed through the last day of the year in which the bonus is earned, and he does not have to be employed in March of the following year, when the bonus amounts are generally paid.

(7)	Represents matching contributions to the employee’s respective company 401(k) account, medical benefits paid by us and life insurance premiums paid by us, respectively, for the following individuals in 2008: Mr. D. Dracup—$8,265, $8,759 and $1,278; Mr. L. Provenzano—$8,879, $4,205 and $801; Mr. M. Schmidt—$3,434, $6,638 and $0; Mr. J. Moore—$7,986, $1,598 and $627; Ms. K. Gilhooly—$0, $0 and $603; and Ms. J. Jerolimov—$2,692, $6,039 and $266. In 2007 the following amounts were paid: Mr. D. Dracup—$8,493, $12,936 and $1,218; Mr. L. Provenzano—$8,925, $4,235 and $777; Mr. J. Moore—$7,962, $1,598 and $606; and Ms. K. Gilhooly—$0, $0, and $558. In 2006 the following amounts were paid: Mr. D. Dracup—$8,406, $10,661 and $1,065; Mr. L. Provenzano—$8,667, $3,553 and $690; Mr. J. Moore—$7,764, $11,029 and $544; and Ms. K. Gilhooly—$0, $0.

2008 Grants of Awards Table

The following table describes the Language Line Holdings LLC Class C units granted to our named executive officers during the year ended December 31, 2008. There are no outstanding or exercisable options with respect to any stock incentive plans at December 31, 2008. We currently have no stock option incentive plans.

2008 GRANTS OF AWARDS TABLE

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Units Awards: Number of Units (#)	Base Price of Units Awards ($ /unit)	Grant Date Fair Value of Units Awards ($)(1)
			Threshold ($)	Target ($)	Maximum($)
Dennis G. Dracup	—	—	—	$103,828	$415,312	—	—	—
Louis F. Provenzano	7/31/08	9/1/08	—	131,316	262,632	250,000	—	$9,800
Michael F. Schmidt	2/4/08	2/4/08	—	126,875	253,750	250,000	—	22,636
	7/31/08	9/1/08	—	126,875	253,750	50,000	—	1,800
James L. Moore Jr.	—	—	—	112,757	225,514	—	—	—
Karen Gilhooly	—	—	—	105,442	210,884	—	—	—
Solonge Jerolimov	—	—	—	47,562	95,124	—	—	—

(1)	The amounts of the units awards shown in the table represent the expense reported for financial reporting purposes in 2008 for the fair value of the unit awards granted in 2008 in accordance with SFAS 123(R). For additional information, refer to the “Equity-Based Compensation” section of Note 10 to the notes to the consolidated financial statements included elsewhere in this prospectus.

Incentive Unit Agreements

Each named executive officer is a party to an incentive unit agreement pursuant to which our parent, Language Line Holdings LLC, issued Class C units. The Class C units vest annually over a five year period on the anniversary date of the grant as follows: (a) first anniversary 10.0% vested; (b) second anniversary 30.0%

vested; (c) third anniversary 50.0% vested; (d) fourth anniversary 75.0% vested; and (e) fifth anniversary 100.0% vested. Vesting accelerates upon a change of control of Language Line Holdings LLC or upon certain sales of Class A units by ABRY Partners. If the named executive officer ceases to be employed by Language Line Holdings LLC or any of its subsidiaries, Language Line Holdings LLC will have the option to purchase all or any portion of the vested and/or the unvested Class C units. The aggregate purchase price for all unvested Class C units is $1.00, and the purchase price for each vested Class C unit will be the fair market value for such Class C unit as of the date of termination. If, however, we terminate the named executive officer’s employment for cause, the aggregate purchase price for all vested Class C units will be $1.00. Language Line Holdings LLC’s right to repurchase a named executive officer’s Class C units will terminate upon a change of control (as such term is defined in the applicable incentive share unit agreement), provided that the named executive officer is employed by Language Line Holdings LLC or any of its subsidiaries, at the time of the change of control. After completion of this offering, all vested and unvested Class C units will be exchanged for cash and shares of our common stock based upon a share price of $                 per share, the price to public set forth on the cover page of this prospectus. The shares of common stock to be issued in connection with any unvested Class C units will be subject to the same vesting schedule as the Class C units for which they were exchanged and will accelerate upon a change of control of our company.

Outstanding Equity Awards at 2008 Year-End

The following table sets forth for each of the named executive officer’s information concerning outstanding units as of December 31, 2008.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE—UNIT AWARDS

Name	Number of Restricted Units That Have Not Vested (#)(1)		Market Value of Restricted Units That Have Not Vested ($)(7)	Equity Incentive Plan Awards; Number of Unearned Units That Have Not Vested (#)	Equity Incentive Plan Awards; Market Value of Unearned Units That Have Not Vested ($)
Dennis G. Dracup	4,309,091	(2)	$1,120,364	—	—
Louis F. Provenzano	1,300,000	(3)	338,000	—	—
Michael F. Schmidt	750,000	(4)	195,000	—	—
James L. Moore Jr.	247,787	(5)	64,425	—	—
Karen Gilhooly	480,000	(6)	124,800	—	—
Solange Jerolimov	—		—	—	—

(1)	Unvested as of December 31, 2008.

(2)	Represent Language Line Holdings LLC Class C units, which vest as follows: 3/1/09 - 400,000; 7/1/09 - 2,909,091; 3/1/10 - 500,000; 3/1/11 - 500,000.

(3)	Represent Language Line Holdings LLC Class C units, which vest as follows: 3/1/09 - 40,000; 7/1/09 - 125,000; 9/1/09 - 75,000; 12/1/09 - 160,000; 3/1/10 - 50,000; 9/1/10 - 100,000; 12/1/10 - 200,000; 3/1/11 - 50,000; 9/1/11 - 112,500; 12/1/11 - 200,000; 9/1/12 - 125,000; 9/1/13 - 62,500.

(4)	Represent Language Line Holdings LLC Class C units, which vest as follows: 2/1/09 - 25,000; 9/1/09 - 105,000; 2/1/10 - 50,000; 9/1/10 - 110,000; 2/1/11 - 50,000; 9/1/11 - 135,000; 2/1/12 - 62,500; 9/1/12 - 137,500; 2/1/13 - 62,500; 9/1/13 - 12,500.

(5)	Represent Language Line Holdings LLC Class C units, which vest as follows: 3/1/09 - 15,000; 7/1/09 - 195,287; 3/1/10 - 18,750; and 3/1/11 - 18,750.

(6)	Represent Language Line Holdings LLC Class C units, which vest as follows: 9/1/09 - 25,000; 12/1/09 - 105,000; 9/1/10 - 25,000; 12/1/10 - 131,250; 9/1/11 - 31,250; 12/1/11 - 131,250; 9/1/12 - 31,250.

(7)	We determine the fair value of Language Line Holdings LLC Class C units from the probability-weighted expected return method. Under this method, the value of an enterprise’s common stock is estimated from an analysis of the future values for our company assuming various possible future liquidity events.

2008 Unit Vested Table

The following table sets forth for each of the named executive officers certain information concerning units vested during the fiscal year 2008.

2008 RESTRICTED UNIT VESTED TABLE—UNIT AWARDS

Name	Number of Restricted Units Vested(1)	Value Realized on Vesting
Dennis G. Dracup	3,309,091	$463,273
Louis F. Provenzano	350,000	71,200
Michael F. Schmidt	50,000	13,000
James L. Moore Jr.	210,287	29,440
Karen Gilhooly	117,500	30,550
Solange Jerolimov	7,500	1,050

(1)	Represents Language Line Holdings LLC Class C units which vested during the fiscal year 2008.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or Compensation Committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation to Mr. Dracup in the event of a termination or, if applicable, upon a change of control. The amounts shown assume that such a termination or change of control was effective as of December 31, 2008, and thus includes amounts earned through such time and are estimates of the amounts which would be paid upon termination or change of control. The actual amounts to be paid can only be determined at the time of Mr. Dracup’s termination or the change of control.

Reason for Termination	Severance Payment(1)		SERP(3)	Benefits(4)	Unit Award Payments
Death	$—		—	$11,077	$2,425,092	(5)
Disability	—		—	11,077	2,425,092	(5)
Termination by us without cause	722,759		—	11,077	2,425,092	(5)
Termination by us with cause	—		—	11,077	1
Termination by Mr. Dracup for good reason	722,759		—	11,077	2,425,092	(5)
Change of control	722,759	(2)	—	11,077	3,545,455	(6)
Termination by Mr. Dracup without cause	—		—	11,077	2,425,092	(5)

(1)	Amounts reflect the equivalent of twelve months salary of $425,439, plus the equivalent bonus paid in 2008 of $184,357, plus the equivalent of twelve months Group Life Insurance of $1,278, plus the equivalent of twelve months 401(k) match of $8,265. The severance payment would be paid in twelve equal monthly installments.

(2)	This amount will be reduced by the value paid in cash or marketable securities with respect to Language Line Holdings LLC unit gains.

(3)	This is not applicable since there is no Supplemental Executive Retirement Plan, which we refer to as SERP, with respect to Mr. Dracup’s employment contract.

(4)	Represents rates currently in effect for COBRA insurance benefits for twelve months totaling $11,077.

(5)	Represents 9,327,273 vested Class C units at the current fair value of $0.26 per unit plus $1.00 in aggregate unvested units.

(6)	Represents 13,636,364 Class C units at the current fair value of $0.26 per unit.

Ms. Jerolimov received $36,120 as three months’ salary continuation and healthcare benefits as a result of her departure from her position as Controller effective August 29, 2008.

New Employment Agreements

Pursuant to the employment agreements to be entered into with Messrs. Dracup, Provenzano and Schmidt upon completion of this offering, the following termination or change in control provisions will be applicable.

In the event Mr. Dracup’s employment is terminated by us “without cause” or because Mr. Dracup resigns for “good reason” (as such terms are defined in the employment agreement), then Mr. Dracup will be entitled to receive 12 months severance, bonus payments, benefits accrued and salary for unused vacation time. Mr. Dracup will be required to sign a release as a condition to receiving any severance payments. If termination occurs due to a change in control, Mr. Dracup can receive an amount equal to the amount of bonus (if any) for the calendar year prior to the termination multiplied by a fraction of the year passed. If the employment is terminated due to Mr. Dracup’s (i) resignation “without good reason,” (ii) death, “disability” or other incapacity or (iii) by us with “cause” (as each such term is defined in the employment agreement), Mr. Dracup is entitled to certain benefits but no severance payments. The employment agreement also contains noncompete provisions, which restrict Mr. Dracup from being involved in any business which is in competition with us for a period of one year from the date of termination of employment.

In the event Mr. Provenzano’s employment is terminated due to (i) his resignation “without good reason,” (ii) death, “disability” or other incapacity, (iii) by us with “cause” (as each such term is defined in the employment agreement) or (iv) expiry of the term, Mr. Provenzano is entitled to certain benefits but no severance payments. If Mr. Provenzano’s employment is terminated by us “without cause” or he resigns for “good reason” (as each such term is defined in the employment agreement), Mr. Provenzano is entitled to severance payments and certain benefits for a period of twelve months from the date of termination. Mr. Provenzano will be required to sign a release as a condition to receiving any severance payments. The employment agreement also contains noncompete provisions, which restrict Mr. Provenzano from being involved in any business which is in competition with us for a period of one year from the date of termination of employment.

In the event Mr. Schmidt’s employment is terminated due to (i) his resignation “without good reason,” (ii) death, “disability” or other incapacity, (iii) by us with “cause” (as each such term is defined in the employment agreement) or (iv) expiry of the term, Mr. Schmidt is entitled to certain benefits but no severance payments. If Mr. Schmidt’s employment is terminated by us “without cause” or he resigns for “good reason” (as each such term is defined in the employment agreement), Mr. Schmidt is entitled to severance payments and certain benefits for a period of twelve months from the date of termination. Mr. Schmidt will be required to sign a release as a condition to receiving any severance payments.

Non-Solicitation

Each of Messrs. Provenzano and Schmidt’s offer letters contain noncompete provisions, which restrict them from accepting employment or entering into any relationship with certain businesses which are in competition with us for a period of one year from the date of termination of employment.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by DGCL. Upon the completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

2010 Omnibus Incentive Plan

We intend to adopt the 2010 Plan, in connection with our initial public offering. The 2010 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2010 Plan. The purpose of the 2010 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Plan, but does not include all of the provisions of the 2010 Plan. For further information about the 2010 Plan, we refer you to the complete copy of the 2010 Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

Administration

The 2010 Plan is administered by a committee designated by our board of directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

The committee has full authority to administer and interpret the 2010 Plan, to grant discretionary awards under the 2010 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2010 Plan and the awards thereunder as the committee, in its sole discretion, deems necessary or desirable.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2010 Plan or with respect to which awards may be granted may not exceed              shares, which may be

either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2010 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Plan.

Eligibility for Participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2010 Plan. The selection of participants is within the sole discretion of the committee.

Award Agreement

Awards granted under the 2010 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion.

Stock Options

The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% stockholder, 110.0% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee in its sole discretion.

Stock Appreciation Rights

The committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2010 Plan, or such other event as the committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock

The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and are discussed in general below.

Other Stock-Based Awards

The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2010 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2010 Plan and discussed in general below.

Other Cash-Based Awards

The committee, may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards

The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee, in its sole discretion. Based on service, performance and/or such other factors or criteria, if any, as the committee may determine, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following criteria selected by the committee: (i) earnings per share; (ii) operating income; (iii) gross income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross profit return on investment; (viii) gross margin return on investment; (ix) gross margin; (x) operating margin; (xi) working capital; (xii) earnings before interest and taxes; (xiii) earnings before interest, tax, depreciation and amortization; (xiv) return on equity; (xv) return on assets; (xvi) return on capital; (xvii) return on invested capital; (xviii) net revenues; (xix) gross revenues; (xx) revenue growth; (xxi) annual recurring revenues; (xxii) recurring revenues; (xxiii) license revenues; (xxiv) sales or market share; (xxv) total shareholder return; (xxvi) economic value added; (xxvii) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the committee in its sole discretion; (xxviii) the fair market value of the a share of common stock; (xxix) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (xxx) reduction in operating expenses.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, including: (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management; or (iii) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the committee, in its sole discretion.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2010 Plan, the committee may accelerate vesting of outstanding awards under the 2010 Plan. In addition, such awards will be, in the discretion of the committee, (i) assumed and continued or substituted in accordance with applicable law, (ii) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the award(s), or (iii) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2010 Plan, our board of directors may at any time amend any or all of the provisions of the 2010 Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2010 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2010 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date

The 2010 Plan will be adopted in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Language Line Holdings LLC Agreement

On January 10, 2008, Language Line Holdings LLC and its members entered into the Second Amended and Restated Limited Liability Company Agreement of Language Line Holdings LLC, which we refer to as the LLC Agreement, which governs the operations of Language Line Holdings LLC, our parent. After the completion of the Reorganization, this offering and the Exchange, our parent will dissolve, and the LLC Agreement will terminate and be of no further force or effect.

The LLC Agreement sets forth the rights relating to the Class A, C and D units, series A preferred units and series B preferred units. As of November 15, 2009, there were no Class B units or series B preferred units issued or outstanding. Members are entitled to one vote per point associated with their Class A, C and D units. The Class A and C units receive a fixed amount of points per unit and the Class D units each receive points pursuant to formulae set forth in the LLC Agreement. Any Class C unit that is repurchased pursuant to an incentive unit agreement is no longer deemed to be outstanding under the LLC Agreement.

After the completion of this offering, Class A units, Class C units and Class D units of Language Line Holdings LLC will be exchanged for cash and shares of our common stock valued at $                 based upon a price to public set forth on the cover page of this prospectus. The number of shares of our common stock issued in connection with the Reorganization will not be adjusted based on the actual initial offering price of our common stock, although the allocation of shares among the current unitholders of Language Line Holdings LLC may change. Upon completion of this offering, we intend to issue                  shares of restricted stock and stock options to exercise                  shares of common stock to our directors and director nominees and certain other officers and key employees.

Language Line Holdings LLC may make distributions to its members in accordance with the terms of the LLC Agreement in the sole discretion of its board of managers. After the completion of this offering, Language Line Holdings LLC will distribute cash, along with our common shares that are not being sold in this offering to the holders of units of Language Line Holdings LLC Class A, C and D units in accordance with the following priority:

(i)	first, series A preferred units will be redeemed entirely for cash from the proceeds of this offering;

(ii)	second, to the Class A and D unit holders, pro rata, to each group of holders, based on the aggregate number of points represented by the Class A and D units, respectively, until the holders of Class A units have received the entire amount of the unreturned capital value of all outstanding Class A units;

(iii)	third, to the Class A and D unit holders, pro rata, to each group of holders, based on the aggregate number of points represented by the Class A and D units, respectively until the holders of Class A units have received the entire amount of the unpaid yield on all outstanding Class A units;

(iv)	fourth, subject to certain limitations on Class C unit holders, to the Class A, C and D unit holders, pro rata to each group, based on the aggregate number of points represented by Class A, C and D unit holders, respectively, until the holders of each Class A, C and D unit received the same amount per point as each other holders of Class A, C or D units, less an agreed-upon amount for the Class C units (which is $1.00 for each Class C-1 unit, $2.00 for each Class C-2 unit, $2.60 for each Class C-3 unit, $0.90 for each Class C-4 unit, $1.80 for each Class C-5 unit and $2.34 for each Class C-6 unit); and

(v)	finally, a distribution to the remaining units to the Class A, C and D unit holders, pro rata to each group, based on the aggregate number of points represented by the Class A, C and D units.

For purposes of making distributions to the Class A, Class C and Class D unitholders described above, our common shares will be valued at $             based on the price to public set forth on the cover page of this prospectus. Of the amount to be distributed to any particular Class A, C or D unit holder,         % will be comprised of cash, and the remaining         % will be comprised of shares, valued at that price.

The LLC Agreement includes indemnification provisions by Language Line Holdings LLC in favor of the directors and officers, as well as customary transfer restriction provisions.

Under the LLC Agreement, our items of income, gain, loss or deduction generally are allocated among the members for capital account purposes and for tax purposes in a manner that results in the capital account balance of each member, immediately after making the allocation, being as nearly as possible equal to the amount of the distributions that would be made to the member if Language Line Holdings LLC sold all of its assets or cash and distributed its net assets in liquidation.

Language Line Holdings LLC may be dissolved only upon a sale of all or substantially all of its assets, election by the majority of the members or by decree of judicial dissolution. Upon dissolution, a board-appointed liquidator will liquidate Language Line Holdings LLC’s assets and distribute the proceeds on the following order of priority: (i) repayment of debts and obligations to creditors, including unit holders that are creditors; (ii) establishment of any reserves the board deems appropriate; and (iii) distribution to unit holders in accordance with the priorities set forth above.

A permitted transferee succeeds in the capital account associated with such transferred units and shares and receives allocations and distributions. Any member who transfers all of his or its units shall cease to be a member of Language Line Holdings LLC upon such transfer. A transferee of units of Language Line Holdings LLC may be admitted as a member of our parent by executing and delivering a joinder to the LLC Agreement to the secretary of Language Line Holdings LLC. No member may transfer restricted units without first delivering to Language Line Holdings LLC an opinion of counsel that registration under the Securities Act is not required in connection with such transfer. Language Line Holdings LLC may not issue or transfer units if such action would require it to register under the Investment Company Act of 1940 or would cause it to have more than 100 partners or would change its legal status as a limited liability company or for federal income tax purposes as a partnership.

Members Agreement

On June 11, 2004 the members of Language Line Holdings LLC, our parent, entered into a members agreement. Pursuant to the members agreement, such members agreed to vote their equity interests in Language Line Holdings LLC so that the following individuals are elected to the board of managers of Language Line Holdings LLC: (i) three directors designated by ABRY Partners IV, L.P., (ii) the chief executive officer of Language Line Holdings LLC, who is currently Dennis G. Dracup, and (iii) the chief financial officer of Language Line Holdings LLC, who currently is Michael F. Schmidt. The members agreement also contains:

•	“tag-along” sale rights exercisable by all investors in the event of sales of equity interests by ABRY Partners to unaffiliated third parties;

•

“drag-along” sale rights exercisable by the board of managers of Language Line Holdings LLC and holders of a majority of the then outstanding voting equity interests in the event of an approved sale or a public offering, as defined in the Members Agreement;

•	preemptive rights; and

•	restrictions on transfers of membership interests by management and other key employees absent written authorization of the board of directors, except in certain circumstances.

The voting restrictions and tag-along, drag-along, pre-emptive rights, and transfer restrictions will terminate upon consummation of the first to occur of a qualified public offering, as defined in the Members Agreement, or an approved sale. This offering is a qualified public offering as defined in the Members Agreement.

Section 2(b) of the Members Agreement contains a reimbursement provision whereby Language Line Holdings LLC agrees to reimburse members of the board of managers of Language Line Holdings LLC for all reasonable out-of-pocket expenses incurred in connection with attending the meetings of the board of our parent.

The Members Agreement provides that in the event of a recapitalization of Language Line Holdings LLC such as that contemplated herein, each holder of the newly formed entity will hold capital stock with rights, preferences and privileges in the new entity that are equivalent to the member interests held by such holder in Language Line Holdings LLC prior to such recapitalization.

Registration Rights Agreement

On June 11, 2004, Language Line Holdings LLC entered into a registration rights agreement, which we refer to as the registration rights agreement, with all of its holders of equity securities.

At any time, the holders of a majority of our common stock who acquired such stock from the exchange of Class A, Class C and Class D units, and, after an initial public offering, holders of a majority of our common stock who acquired such stock from the exchange of Class A and Class D units that are not held by ABRY Partners IV, L.P., may demand that we register all or a portion of our common stock they hold under the Securities Act. These holders of our common stock are entitled to a specified number of demands in accordance with the conditions and limitations set forth in the registration rights agreement.

The registration rights agreement also provides holders of registrable shares with piggyback registration rights such that if we propose to file a registration statement in connection with a public offering of common stock, with certain limited exceptions, we are required to give prompt written notice of such proposed filing to all holders of registrable shares and register such number of securities as the holders of registrable shares may request in writing within 20 days of receiving such notice. Subject to the Members Agreement, the piggyback registration rights are subject to certain specified priorities. In addition, the holders who demand a registration will have the right to select the investment bankers and managers to administer the offering relating to that demand registration, and the holders of a majority of the registrable securities to be included in any piggyback registration will have the right to approve the investment bankers and managers to administer the offering relating to that piggyback registration.

In connection with the Reorganization, we will enter into a contribution agreement with Language Line Holdings LLC pursuant to which Language Line Holdings LLC will contribute all of its equity interests in Language Line Services U.K. Limited and Language Line Holdings II, Inc. to us in return for shares of our common stock. The contribution agreement further provides that we will assume all of the obligations of Language Line Holdings LLC under the registration rights agreement and agree to be bound by the terms thereof. In addition, the contribution agreement provides that each holder irrevocably waives its piggyback registration rights to the extent such rights would otherwise apply to this offering.

Board Compensation

Upon completion of this offering, directors who are our employees or employees of our subsidiaries or affiliated with ABRY Partners will not receive any compensation for their service as members of either our board of directors or board committees. All non-employee members of our board of directors not affiliated with ABRY Partners will be compensated as set forth under “Management—Corporate Governance—Director Compensation.”

Employment Agreements

We have entered into employment agreement with Mr. Dracup, our Chairman and Chief Executive Officer and Vanessa Eke, the Managing Director of Language Line Limited. Upon completion of this offering, we intend to amend Mr. Dracup’s employment agreement and enter into employment agreements with each of Mr. Provenzano, our president and Chief Operating Officer, and Mr. Schmidt, our Chief Financial Officer. For additional information, see “Executive Compensation—Compensation Discussion and Analysis—Base Salary.”

Ms. Eke’s Service Agreement

In August 2006, one of our U.K. subsidiaries, Language Line Limited, entered into a service agreement with Vanessa Eke whereby she became the Vice President and Managing Director of our U.K. subsidiary. Her employment term officially commenced on October 1, 2006, and her service will terminate (i) between three months and four years after her commencement by one moth’s written notice by either of the parties, (ii) after September 30, 1020, by either party giving notice in writing with at least one week for each year of employment, subject to a maximum of 12 weeks, or (iii) immediately upon Ms. Eke materially breaching her agreement of being found guilty of any crime or misconduct. Ms. Eke’s salary is £120,000 per annum, and such amount shall be reviewed annually without any objection to increase; additionally, Ms. Eke shall not be entitled to any monetary remuneration by way of bonus, long service payment, overtime or other payment other than provided for in her service agreement or as mutually agreed upon by Ms. Eke and Language Line Limited. Should Ms. Eke or Language Line Limited terminate the employment whereby Ms. Eke has purported to resign without giving due notice, our subsidiary may require Ms. Eke to limit communications with clients and/or limit her duties in a way that Language Line Limited chooses in its sole discretion; however, Ms. Eke shall continue to be paid her salary until the notice period has expired. Language Line Limited pays an annual contribution of up to five percent of Ms. Eke’s fixed annual salary to her pension. Ms. Eke’s agreement contains confidentiality provisions and delineates that all intellectual property which may arise by virtue of her activities is owned by our subsidiary.

Guarantee Fees of Citi Loan

Under the LLC Agreement, ABRY Partners receives a fee in exchange for guaranteeing the Citi Loan. The guarantee fee accrues daily at the rate of 3.75% per year on the sum of (a) the lesser of $50.0 million and the unpaid principal amount from time to time of the loans made to Language Ling Holdings II, Inc. under the Citi Loan and (b) the accrued and unpaid principal amount of such fee for all prior quarters. Related to this guarantee, for the years ended December 31, 2006, 2007 and 2008, Language Line Holdings LLC recorded an expense (included in interest expense) in the amount of $0, $0, $1.8 million, respectively, and $1.4 million and $1.2 million for the nine months ended September 30, 2008 and 2009, respectively. At December 31, 2008, and September 30, 2009 amounts owing to ABRY Partners related to this guarantee fee totaled $1.8 million and $3.0 million, respectively. Upon completion of this offering, we intend to repay all of the outstanding balance under the Citi Loan and to pay ABRY Partners a fee for guaranteeing the Citi Loan. See “Use of Proceeds.”

Incentive Unit Purchase Agreements

Language Line Holdings LLC has entered into various incentive unit purchase agreements with various former and current directors, executive officers and employees, and certain entities controlled by such individuals, which we refer to collectively as executives, pursuant to which we granted Class C units to the executives. Upon completion of the Reorganization, the incentive unit purchase agreements will be assigned to us.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

U.K. Mezzanine Loan

Language Line Services U.K. II Limited, a wholly-owned subsidiary of Language Line Services U.K. Limited, held a $7.1 million mezzanine loan with ABRY Mezzanine Partners LP, an affiliate fund of ABRY Partners, related to the acquisition of the U.K. subsidiaries. The loan was executed on November 3, 2005, with funding occurring in January 2006, and was payable in full on January 19, 2015. Interest on the loan was at LIBOR plus 8.0% and paid-in-kind interest at 1.0% until April 4, 2009, at which time interest became LIBOR plus 5.0% and paid-in-kind interest was 5.0%. Related to this loan, for the years ended December 31, 2006, 2007 and 2008, the U.K. subsidiary incurred interest expense in the amounts of approximately $961,000, $1.2 million and $1.1 million, respectively, and $865,000 and $600,000 for the nine months ended September 30, 2008 and 2009, respectively. Amounts owed to ABRY Mezzanine Partners LP under this loan, comprising unpaid principal and interest, totaled approximately $8.3 million, $8.6 million, $6.3 million and $6.8 million at December 31, 2006, 2007 and 2008, and September 30, 2009, respectively. This loan was repaid in full on November 4, 2009 as part of the Refinancing.

Expense Reimbursement

From time to time, ABRY Partners incurs SG&A expenses on behalf of our company. We reimburse ABRY Partners for these expenses. Total amounts expensed by us for these charges were $50,000, $0 and $62,000 for the years ended December 31, 2006, 2007 and 2008, respectively, and $23,000 and $0 for the nine months ended September 30, 2008 and 2009, respectively. At each December 31, 2007, December 31, 2008 and September 30, 2009, amounts owing to ABRY Partners for these charges totaled $0.

Procedures for Related Party Transactions

We have an amended code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions that we plan to amend in connection with this offering. Under our amended code of business conduct and ethics to be adopted prior to the completion of this offering, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they will be required to report any potential conflict of interest, including related party transactions, to their managers or our Chief Financial Officer who then will review and summarize the proposed transaction for our Audit Committee. Pursuant to its charter, our Audit Committee will be required to review any related party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion. Following the completion of this offering, a copy of our amended code of business conduct and ethics and audit committee charter will be found at our corporate website www.languageline.com upon the completion of this offering. Our website is not a part of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDER

Our ultimate parent, Language Line Holdings LLC, owns 100% of our capital stock. The following table sets forth our ownership as of             , 2009:

	Shares Beneficially Owned Prior to This Offering(1)			Shares Beneficially Owned After This Offering(1)
Name and Address of Beneficial Holder	Number	Percent	Number of Shares Offered	Number	Percent
Principal Equityholder:
Language Line Holdings LLC(2)

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. In the event the underwriters’ option to purchase additional shares is fully exercised, Language Line Holdings LLC will own shares of common stock, representing % of our common stock.

(2)	The address for Language Line Holdings LLC is One Ragsdale Drive, Monterey, California, 93940.

The following table sets forth information as of             , following the Exchange and this offering when Language Line Holdings LLC will be dissolved, regarding our beneficial ownership by:

•	each person or group who is known by us to own beneficially more than 5% of our shares;

•	each of our named executive officers;

•	each our directors and each director nominee; and

•	all of the executive officers, directors and director nominees as a group.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of             , 2009 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on              outstanding after giving effect to the Exchange, and              shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each holder identified in the table possess sole voting and investment power over all shares shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Language Line, Inc., One Lower Ragsdale Drive, Monterey, California 93940.

	Shares Beneficially Owned After Giving Effect to the Exchange		Shares Beneficially Owned After Giving Effect to the Exchange and This Offering
Name and Address of Beneficial Holder(1)(2)	Number	Percent	Number	Percent
Principal Equityholders:
ABRY Partners IV, L.P.(3)(4)
ABRY Mezzanine Partners, L.P.(5)
ABRY Investment Partnership, L.P.
New York Life Capital Partners II, L.P.
Merrill Lynch Capital Corporation

Executive Officers and Directors:
Dennis G. Dracup(6)(7)
Louis F. Provenzano(6)
Michael F. Schmidt(6)
James L. Moore Jr.(6)
Karen Gilhooly(6)
Solange Jerolimov(6)
Peggy Koenig(8)
C.J. Brucato(9)
Azra Kanji
Lauren Rich Fine
Vince Kelly
Rob MacInnis(10)
All Executive Officers & Directors as a group (15 persons)

*	Less than 1%
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Beneficial ownership generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Unless otherwise indicated, we believe that each holder has sole voting and investment power with regard to the equity interests listed as beneficially owned.

(3)	Royce Yudkoff exercises voting and investment control of the equity interests held by ABRY Partners IV, L.P. and ABRY Mezzanine Partners, L.P. The address of both is 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

(4)	Royce Yudkoff is the sole member of ABRY Capital Partners, LLC which is the sole general partner of ABRY Capital Partners, L.P. which is the sole general partner of ABRY Partners IV, L.P.

(5)	Royce Yudkoff is the sole member of ABRY Mezzanine Holdings, LLC which is the sole general partner of ABRY Mezzanine Investors, L.P. which is the sole general partner of ABRY Mezzanine Partners, L.P.

(6)	Includes , , , , , of unvested shares held by Mr. Dracup, Mr. Provenzano, Mr. Schmidt, Mr. Moore, Ms. Gilhooly and Ms. Jerolimov, respectively.

(7)	Certain shares beneficially owned by Mr. Dracup are held by trusts for the benefit of Mr. Dracup.

(8)	Ms. Koenig is a limited partner of ABRY Capital Partners, L.P., the sole general partner of ABRY Partners IV, L.P., and ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P., and disclaims beneficial ownership of any equity interests held by either entity. Ms. Koenig’s address is c/o ABRY Partners IV, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

(9)	Mr. Brucato is a limited partner of ABRY Capital Partners, L.P., the sole general partner of ABRY Partners IV, L.P., and ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P., and disclaims beneficial ownership of any equity interests held by either entity. Mr. Brucato’s address is c/o ABRY Partners IV, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

(10)	Mr. MacInnis is a limited partner of ABRY Capital Partners, L.P., the sole general partner of ABRY Partners IV, L.P., and ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P., and disclaims beneficial ownership of any equity interests held by either entity. Mr. MacInnis’ address is c/o ABRY Partners IV, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

Our amended and restated certificate of incorporation will authorize capital stock consisting of              shares of common stock, par value $0.01 per share, and              of preferred stock, par value $0.01 per share. On November 15, 2009, there were 1,000 shares of our common stock outstanding, held of record by Language Line Holdings LLC. Based upon (i) 1,000 shares of our common stock outstanding as of November 15, 2009 and (ii) the issuance of              shares of common stock in this offering, there will be              shares of our common stock outstanding upon completion of this offering and              shares of preferred stock will be outstanding.

Common stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and, as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In addition, we also may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our senior secured credit agreement. See “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on NASDAQ under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     .

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of              shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that ABRY Partners or any of our directors who are employees of, or affiliated with ABRY Partners, is not under any obligation to offer us an opportunity to participate in business opportunities presented to ABRY Partners or any of our directors who are employees of, or affiliated with ABRY Partners, even if the opportunity is one that we might reasonably have pursued, and that neither ABRY Partners nor any of our directors who are employees of, or affiliated with ABRY Partners, will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of us, such business opportunity (i) is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of us and (ii) is not separately offered to ABRY Partners or any of its affiliates or representatives (other than us) by a party other than such director or officer. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.”

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

In general, Section 203 of the DGCL, referred to as Section 203, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We will elect to opt out of Section 203 by an express provision in our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will authorize the issuance of undesignated preferred stock, making it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes. Each class of directors will serve three-year terms.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board, or upon the request of the chief executive officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Subordinated Notes

On June 11, 2004, our subsidiary, Language Line, Inc., issued $165.0 million Senior Subordinated Notes. Interest was payable on June 15 and December 15 of each year. The Senior Subordinated Notes were unsecured and were subordinated to all of the then existing and future senior indebtedness. Each of the domestic subsidiaries of Language Line, Inc. guaranteed the Senior Subordinated Notes on a senior subordinated basis. Language Line, Inc. was entitled to optionally redeem the Senior Subordinated Notes in whole or in part at any time after June 15, 2008. The Senior Subordinated Notes were to mature on June 15, 2012, but LLI provided notice of redemption to the trustee under the indenture on November 4, 2009. The Senior Subordinated Notes will be fully redeemed as of December 15, 2009.

The note purchase agreement governing the Senior Subordinated Notes contained covenants that, among other things, limited our subsidiaries’ ability to:

•	declare dividends on any capital stock of the subsidiary;

•	purchase or redeem for value any capital stock of the subsidiary; and

•	make any investment except for in certain limited circumstances.

Senior Discount Notes

Language Line Holdings, Inc., our indirect subsidiary, issued approximately $108.9 million Discount Notes on June 11, 2004. No cash interest accrued on the Discount Notes prior to June 15, 2009. Interest was payable on June 15 and December 15 of each year, with cash interest payments set to commence on December 15, 2009. Thereafter, cash interest on the Discount Notes accrued at a rate of 14 1/8% per annum and was payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009. The Discount Notes were unsecured senior obligations, were subordinate to the Senior Subordinated Notes described above and rank equally with all of Language Line Holdings, Inc.’s future senior indebtedness and rank senior to all subordinated indebtedness. The Discount Notes were to mature on June 15, 2013, but Language Line Holdings, Inc., our subsidiary, provided notice of redemption to the trustee prior to the Reorganization on November 4, 2009. The Discount Notes will be fully redeemed as of December 15, 2009.

Citi Loan

On June 10, 2004, Language Line Holdings II, Inc., our subsidiary, entered into a term loan and line of credit agreement with Citicorp USA, Inc., which we refer to as the Citi Loan. The Citi Loan was amended on June 8, 2007, January 10, 2008 and May 2, 2008. The Citi Loan is guaranteed by ABRY Partners. Borrowings under the Citi Loan bears interest, at our option, at either base rate (as determined by Citibank N.A.) minus 1.25% per annum or at LIBOR (defined as an interest rate equal to either one-, two-, three- or six-month LIBOR, as applicable) plus 0.75% per annum. As of September 30, 2009, there was $40.8 million outstanding under the Citi Loan.

In connection with the Citi Loan, a fund affiliated with ABRY Partners entered into an agreement of guaranty to Citicorp, U.S.A. whereby the fund affiliated with ABRY Partners unconditionally guaranteed to Citicorp (i) the full and prompt payment of all amounts payable by Language Line Holdings II, Inc. under the

Citi Loan and related documents and (ii) the due and timely performance of all obligations contained in the Citi Loan and related documents. In addition, funds affiliated with ABRY Partners jointly and severally entered into a pledge and security agreement in favor of Citibank, N.A. to further secure the debt and covenants of Language Line Holdings II, Inc. under the Citi Loan. Under the LLC Agreement of Language Line Holdings LLC, ABRY Partners receives a fee in exchange for guaranteeing the Citi Loan which accrues daily at the rate of 3.75% per year on the sum of (i) the lesser of $50.0 million and the unpaid principal amount from time to time of the loans made to Language Line Holdings II, Inc. under the Citi Loan and (ii) the accrued and unpaid principal amount of such fee for all prior quarters. Upon full repayment of the Citi Loan after the consummation of this offering, both the guaranty and the pledge and security agreements will terminate. We intend to use a portion of the net proceeds from this offering to repay all of the Citi Loan and to pay ABRY Partners, our largest stockholder, the guarantee fee under the Citi Loan.

Series A Preferred Units and Class D Units

On June 11, 2004, Language Line Holdings LLC, our parent, entered into a securities purchase agreement for series A preferred units and Class D units. The series A preferred units accrue a yield of 15.0% per year compounded quarterly on the sum of any unreturned capital value of the series A preferred units plus the unpaid yield on such units provided that the accrual will be 17.0% per year from and after the date of an event of default until such event of default is cured. The Class D units, are redeemable upon a written notice to our parent anytime on or after December 11, 2013 and are subject to certain optional redemption rights including an option to redeem in connection with a qualified initial public offering, including this offering. As of September 30, 2009, there were approximately $179.0 million series A preferred units outstanding, approximately $102.6 million of which were owned by an affiliate of ABRY Partners. Upon completion of this offering, Language Line Holdings LLC, will choose to optionally redeem the series A preferred units. We will issue a dividend to Language Line Holdings LLC, our parent, in order to permit it to redeem the series A preferred units in whole.

Senior Secured Credit Agreement

On November 4, 2009, Language Line, LLC and Coto Acquisition LLC, two of our operating subsidiaries, as borrowers, entered into the senior secured credit agreement, with Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint book-runners, Credit Suisse Securities (USA) LLC as syndication agent, Morgan Stanley Senior Funding, Inc. as documentation agent and Bank of America, N.A. as administration agent. The total amount of funding under the senior secured credit agreement is $575.0 million which is comprised of the $525.0 million Term Loan Facility and the $50.0 million Revolving Credit Facility. Letters of credit and swingline loans are also available under this facility. As of November 4, 2009, we had $525.0 million of outstanding borrowings under the senior secured credit agreement. The purpose of entering into this senior secured credit agreement was to refinance and consolidate the majority of our debt.

Interest Rate, Facility Fee and Other Fees

Borrowings under the senior secured credit agreement bear interest, at our option, at either the (i) alternate base rate, defined as the higher of (a) the rate published by the Federal Reserve Bank of New York for overnight Federal funds transactions with members of the Federal Reserve System plus 1/2 of 1% and (b) the rate published by the Bank of America, N.A., as administrative agent, as its “prime rate”, provided that in no event shall the alternate base rate be less than 3% per annum, plus the applicable margin, as defined below; or (ii) Eurodollar base rate, defined as the 1 month LIBOR plus the applicable margin. The applicable margin is 2.5% for the alternate base rate and 3.5% for the Eurodollar base rate.

The senior secured credit agreement also provides for a commitment fee if  1/2 of 1.0% per annum on the average daily amount of the available revolving credit commitment of lenders during the period for which payment is made. These fees are payable quarterly in arrears on the last day of each March, June, September and December and on the revolving credit termination date. Swingline loans are not considered utilization of the revolving credit facility for purposes of this calculation.

Guarantees

All of our borrowings under the senior secured credit agreement are guaranteed by all of the domestic, direct, wholly-owned subsidiaries of the borrowers and by Language Line Holdings LLC. All guarantees are guarantees of payment and performance and not of collection.

Covenants

Our senior secured credit agreement contains a number of affirmative and restrictive covenants that limit our ability to, among other things, declare dividends on our common stock and on our or our subsidiaries’ assets; make certain investments; incur certain additional indebtedness; prepay or redeem certain indebtedness; merge, consolidate and dissolve; sell assets; engage in transactions with affiliates; change the nature of our business; agree to covenants that restrict our ability to pledge assets; enter into certain sale and leaseback and hedging arrangements; engage in different lines of businesses; change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and make restricted payments (including certain equity issuances).

Our senior secured credit agreement also requires us to meet certain financial covenants. We must comply with a consolidated fixed charge covenant ratio whereby as of the last day of each fiscal quarter, the consolidated fixed charge coverage ratio must be greater than 1.50:1.00. In addition, we must maintain a total leverage ratio, as of the last day of each fiscal quarter ending within the periods set forth below, less than the ratio set forth below opposite such period:

Period	Ratio
December 31, 2009 to September 30, 2010	4.25:1.00
October 1, 2010 to March 31, 2011	3.75:1.00
April 1, 2011 to September 30, 2011	3.50:1.00
October 1, 2011 to March 31, 2012	3.25:1.00
April 1, 2012 to September 30, 2012	3.00:1.00
October 1, 2012 and thereafter	2.75:1.00

Mandatory Prepayments

Under our senior secured credit agreement, we must make mandatory prepayments on outstanding indebtedness upon the occurrence of specified events, including the incurrence of indebtedness that is prohibited under the senior secured credit agreement, sales of certain asset and the receipt of proceeds from insurance claims.

In addition, for fiscal years occurring after December 31, 2010, we must prepay outstanding indebtedness in an amount equal to 50% of our excess cash flow; provided that no prepayment is required if our total leverage ratio, as of the end of such fiscal year, or after giving effect to the prepayment would be, less than 2.00 to 1.00.

Repayment

Our Revolving Credit Facility terminates on November 4, 2014, unless an earlier date is specified in the senior secured credit agreement, on which date we must repay any outstanding amounts under our Revolving

Credit Facility, swing line loans and letters of credit. Our Term Loan Facility must be repaid in accordance with the following schedule: 0.25% of the outstanding principal on the last business day of each March, June, September and December of each year commencing in March 2010 and ending in September 2015, and the remainder of the outstanding principal on November 4, 2015.

Events of Default

Our senior secured credit agreement contains events of default that are usual and customary in credit facilities of this type, including:

•	non-payment of principal, interest, fees or other amounts (with cure periods applicable to non-payment of interest, fees or other amounts);

•	violation of covenants (with cure periods, as applicable);

•	material inaccuracy of representations and warranties;

•	bankruptcy and other insolvency events;

•	judgments involving an aggregate liability of at least $15.0 million or that have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	certain ERISA matters;

•	failure of any loan documentation (including any guarantee) to be in full force and effect;

•	a change of control;

•	cessation of business;

•	loss to a material portion of the collateral;

•	failure to make payments when due in respect of any material contract;

•	legal proceedings against us or any subsidiary in respect of a felony; and

•	the termination of the subordination provisions of the governing documents of any subordinated indebtedness.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares of common stock, the              shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of             ; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2010 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and our directors, executive officers, the selling stockholder and certain other unitholders of Language Line Holdings LLC have agreed to enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those persons may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any securities convertible into or exchangeable for shares of our common stock, including interest in Language Line Holdings LLC, or publicly announce the intention to do any of the foregoing, without the prior written consent of Morgan Stanley and Credit Suisse, until the expiration of the lock-up agreements. This consent may be given at any time without public notice. Morgan Stanley and Credit Suisse have advised us that there is no specific criteria for the waiver of lock-up restrictions.

Registration Rights Agreement

In connection with the Reorganization, we will enter into a contribution agreement with Language Line Holdings LLC pursuant to which we will assume all of the obligations of Language Line Holdings LLC under its 2004 registration rights agreement and agree to be bound by the terms thereof. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

The following is a summary of material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-United States holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-United States holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or an entity treated as a foreign corporation for United States federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for United States federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the United States Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of United States federal income taxes that may be relevant to non-United States holders in light of their personal circumstances, and does not deal with federal taxes other than the United States federal income tax or with state, local or non-United States tax considerations. Special rules, not discussed here, may apply to certain non-United States holders, including:

•	United States expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-United States holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-United States holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a United States trade or business conducted by the non-United States holder.

If you are considering the purchase of our common stock, then you should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under United States tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy”, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distribution will be treated as a dividend for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). Dividends paid to you generally will be subject to withholding of United States federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described under the heading “—Gain on Disposition of Common Stock.”

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of United States federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a United States person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-United States holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of United States federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to United States federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “United States real property holding corporation” for United States federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28.0%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections, referred to herein as a United States-related person, information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Recent Developments Potentially Impacting Taxation of Non-United States Holders

Recently proposed legislation in the Senate and the House of Representatives, referred to herein as (the “Foreign Account Tax Compliance Act of 2009”, which we refer to as the Bill) would, among other things, limit certain benefits currently available to certain non-United States holders that hold our common stock through a non-United States entity that is a “foreign financial institution,” as broadly defined in the Bill. The Bill would also limit the ability of certain non-United States entities to claim relief from United States withholding tax in respect of dividends paid to such non-United States entities unless those entities have provided documentation of their beneficial owners to the withholding agent. Under the Bill, a non-United States holder generally would be permitted to claim a refund to the extent any tax withheld exceeded the holder’s actual tax liability. If passed, the Bill is proposed to be effective for payments made after December 31, 2010. It is unclear whether, or in what form, the Bill may be enacted. Non-United States holders should consult their tax advisors regarding the possible implications of the Bill on their investment in our common stock.

THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , total underwriters’ discounts and commissions would be $             and total proceeds to the selling stockholder would be $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Discounts and Commissions Payable by Us		Discounts and Commissions Payable by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share
Total

We will pay all of the expenses of the offering, including those incurred if the underwriters exercise their overallotment option. We estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $             million.

Application has been made to have the common stock approved for quotation on NASDAQ under the symbol “        ”.

We and our directors, executive officers, the selling stockholder and certain other unitholders of Language Line Holdings LLC have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock including interest in Language Line Holdings LLC; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions relating to our shares or other securities acquired in open market transactions occurring after the date of the underwriting agreement, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transaction;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made;

•

transfers of a bona fide gift or gifts, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such gift or gifts and the recipient of such gift or gifts agree in writing to be bound by the restrictions set forth in this agreement;

•

distributions to partners, shareholders or members of the undersigned, provided the recipient of such distribution agrees in writing to be bound by the restrictions set forth in this agreement and, except for distributions of common stock pursuant to the Exchange, no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such distributions;

•

transfers to a trust the beneficiaries of which are exclusively the undersigned or a member or members of the immediate family of the undersigned, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfer and the recipient of the transfer agrees in writing to be bound by the restrictions set forth in this agreement; or

•

transfers to the undersigneds’ affiliates or to any investment fund or other entity controlled or managed by the undersigned, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transfer and that the recipient of the transfer agrees in writing to be bound by the restrictions set forth in this agreement.

The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or slow a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Conflicts of Interest

We will use a portion of the proceeds from this offering to pay a dividend to our parent, Language Line Holdings LLC, in order for it to redeem its series A preferred units. See “Use of Proceeds.” As a result of this dividend, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which owns series A preferred units of Language Line Holdings LLC, will receive a portion of the net proceeds from this offering. Accordingly, this offering will be conducted in compliance with the applicable provisions of NASD Rule 2720 of Financial Industry Regulatory Authority, which we refer to as FINRA. Pursuant to FINRA rules, a “qualified independent underwriter,” as defined by the FINRA rules, must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus, has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.                      will not confirm sales of the common stock to any account over which they have discretionary authority without the prior written approval of the customer. Upon completion of this offering and giving effect to the Reorganization and the Conversion, an affiliate of Merrill Lynch, Pierce, Fenner and Smith Incorporated would own                      shares of our common stock.

From time to time, the underwriters and/or their respective affiliates, have provided, and continue to provide, investment bank services to us. In particular, affiliates of the underwriters are joint lead arrangers, joint book-runners and lenders under our senior secured credit agreement.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, referred to as the Shares, may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the Managers to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of Shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of our representatives to produce a prospectus for such offer. Neither we nor our representatives have authorized, nor do they authorize, the making of any offer of Shares through any financial intermediary, other than offers made by the representatives which constitute the final offering of Shares contemplated in this prospectus.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each representative and us that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Directive as having been made to such persons.

This document, as well as any other material relating to the Shares, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the Shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Shares may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholder and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of us and our industry in general, sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to us. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with ABRY Partners, LLC. Kirkland & Ellis LLP represents entities affiliated with ABRY Partners, LLC and its affiliates in connection with legal matters. Davis Polk & Wardwell LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.languageline.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2007, 2008 and September 30, 2009 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2006, 2007, 2008, and the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)	F-4

Consolidated Statements of Temporary Equity, Members’ Equity (Deficit) and Comprehensive Income (Loss) for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009 (unaudited)

F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Schedule II—Consolidated Valuation and Qualifying Accounts	F-45

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of LL Services Inc. (to be renamed Language Line Services Holdings, Inc.)

The corporate reorganization of LL Services Inc. (to be renamed Language Line Services Holdings, Inc.) in the state of Delaware, described in Note 1 to the consolidated financial statements, has not been consummated at December 7, 2009. When the corporate reorganization is consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of temporary equity, members’ equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Language Line Services Holdings, Inc. and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

San Jose, California

December 7, 2009

Language Line Services Holdings, Inc.

Consolidated Balance Sheets

(In thousands, except units)

	December 31,		September 30, 2009	Pro Forma Stockholders’ Equity September 30, 2009
	2007	2008
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,587	$24,577	$68,495
Accounts receivable, net of allowance of $1,684, $1,669 and $1,086 (unaudited)	32,720	45,174	41,585
Deferred income tax asset	2,254	3,436	19,556
Prepaid expenses and other current assets	4,321	8,758	6,901

Total current assets	57,882	81,945	136,537
Property and equipment, net	6,865	10,339	11,144
Deferred financing costs	11,615	9,223	7,034
Goodwill	439,574	482,241	484,065
Intangible assets, net	361,672	352,073	328,460
Other assets	1,471	13,325	9,972

Total assets	$879,079	$949,146	$977,212

Liabilities, Temporary Equity and Members’/Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,624	$2,836	$2,854
Accrued interest	2,389	791	9,879
Accrued interest-related party	674	2,381	3,510
Accrued liabilities	12,568	18,256	14,975
Current portion of debt obligations	19,727	18,646	3,938
Income taxes payable	467	8	28

Total current liabilities	38,449	42,918	35,184

Debt obligations, net of current portion	488,137	533,383	537,864
Related party loan	7,955	5,767	6,342
Deferred tax liability	146,997	135,263	140,016
Class C restricted common unit liability	313	10,685	60,354
Mandatorily redeemable Series A preferred units, unlimited units authorized, 82,000,000 units issued and outstanding, liquidation value of $160,376 and $179,050 as of December 31, 2008, and September 30, 2009, (unaudited) respectively	138,311	160,274	178,954
Other liabilities	3,282	8,474	9,308

Total liabilities	823,444	896,764	968,022

Commitments and contingencies (Note 14)

Temporary equity:
Mandatorily redeemable convertible Coto preferred units, 15,000,000 units authorized, 15,000,000 units issued and outstanding, liquidation value of $16,829 and $16,867 as of December 31, 2008 and September 30, 2009 (unaudited), respectively	—	15,829	15,867
Mandatorily redeemable Series B preferred units, 15,000,000 units authorized, none issued or outstanding as of December 31, 2007 and 2008 and September 30, 2009 (unaudited)	—	—	—
Mandatorily redeemable Class D common units, unlimited units authorized, 5,090,909 units issued and outstanding, liquidation value of $6,100, $9,700 and $23,700 as of December 31, 2007 and 2008, and September 30, 2009 (unaudited), respectively	6,100	9,700	23,700

Total temporary equity	6,100	25,529	39,567

Members’/stockholders’ equity (deficit):
Class A common units, unlimited units authorized, 139,707,114 units issued and outstanding as of December 31, 2007, December 31, 2008, and September 30, 2009 (unaudited)	226,264	259,798	276,160
Class B common units, unlimited units authorized, none issued or outstanding as of December 31, 2007 and 2008 and September 30, 2009 (unaudited)	—	—	—
Accumulated other comprehensive income (loss)	1,840	(2,269)	(1,267)
Accumulated deficit	(178,569)	(230,676)	(305,270)

Total members’/stockholders’ equity (deficit)	49,535	26,853	(30,377)

Total liabilities, temporary equity and members’/stockholders’ equity (deficit)	$879,079	$949,146	$977,212	$

The accompanying notes are an integral part of these consolidated financial statements.

Language Line Services Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except unit, share, per unit data and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Revenues	$185,340	$202,924	$278,174	$204,580	$227,474

Cost of revenues (exclusive of items shown separately below)	64,911	71,029	101,469	75,352	79,118
Selling, general and administrative	35,417	40,316	65,714	40,208	91,885
Depreciation and amortization expense	38,016	34,398	40,700	29,120	27,527
Impairment of goodwill	5,293	1,342	—	—	—

Total operating costs and expenses	143,637	147,085	207,883	144,680	198,530

Income from operations	41,703	55,839	70,291	59,900	28,944
Interest expense	60,564	56,457	51,875	40,417	39,954
Interest expense to related party	18,813	20,155	24,908	18,364	20,479
Interest and other income, net	1,591	1,514	537	780	300

Net income (loss) before income taxes	(36,083)	(19,259)	(5,955)	1,899	(31,189)
Income tax (benefit) expense	(2,517)	404	8,615	6,461	11,525

Net loss before noncontrolling interest	(33,566)	(19,663)	(14,570)	(4,562)	(42,714)
Noncontrolling interest (preferred stock dividends of a subsidiary)	—	—	1,829	1,336	1,518

Net loss	$(33,566)	$(19,663)	$(16,399)	$(5,898)	$(44,232)

Net loss per Class A common unit, basic and diluted	$(0.25)	$(0.14)	$(0.11)	$(0.04)	$(0.31)

Weighted average number of Class A common units, basic and diluted	132,364,189	139,707,114	139,707,114	139,707,114	139,707,114

Net loss per Class D common unit, basic and diluted	$(0.21)	$(0.12)	$(0.10)	$(0.04)	$(0.26)

Weighted average number of Class D common units, basic and diluted	5,090,909	5,090,909	5,090,909	5,090,909	5,090,909

Pro forma net income (loss) per share of common stock basic and diluted (unaudited)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Language Line Services Holdings, Inc.

Consolidated Statements of Temporary Equity, Members’ Equity (Deficit) and

Comprehensive Income (Loss)

(In thousands except units)

	Temporary Equity				Class A Common Units		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members’ Equity (Deficit)	Comprehensive Income (Loss)
	Mandatorily Redeemable Convertible Coto Preferred Units		Mandatorily Redeemable Class D Common Units
	Units	Amount	Units	Amount	Units	Amount
Balance at January 1, 2006	—	$—	5,090,909	$4,100	120,000,000	$151,816	$—	$(68,889)	$82,927
Issuance of Class A common units	—	—	—	—	19,707,114	19,307	—	—	19,307
Dividend on Class A common units	—	—	—	—	—	25,634	—	(25,634)	—
Accretion of mandatorily redeemable Class D common units	—	—	—	100	—	(100)	—	—	(100)
Currency translation adjustment	—	—	—	—	—	—	1,509	—	1,509
Net loss	—	—	—	—	—	—	—	(33,566)	(33,566)	$(32,057)

Balance at December 31, 2006	—	—	5,090,909	4,200	139,707,114	196,657	1,509	(128,089)	70,077
Dividend on Class A common units	—	—	—	—	—	30,817	—	(30,817)	—
Accretion of mandatorily redeemable
Class D common units	—	—	—	1,900	—	(1,900)	—	—	(1,900)
Deemed capital contribution from ABRY Partners	—	—	—	—	—	690	—	—	690
Currency translation adjustment	—	—	—	—	—	—	331	—	331
Net loss	—	—	—	—	—	—	—	(19,663)	(19,663)	$(19,332)

Balance at December 31, 2007	—	—	5,090,909	6,100	139,707,114	226,264	1,840	(178,569)	49,535
Dividend on Class A common units	—	—	—	—	—	35,708	—	(35,708)	—
Accretion of mandatorily redeemable Class D common units	—	—	—	3,600	—	(3,600)	—	—	(3,600)
Issuance of mandatorily redeemable convertible Coto preferred units upon acquisition	15,000,000	14,000	—	—	—	—	—	—	—
Dividend, less distributions, of mandatorily redeemable convertible Coto preferred units	—	1,829	—	—	—	—	—	—	—
Deemed capital contribution from ABRY Partners	—	—	—	—	—	1,426	—	—	1,426
Currency translation adjustment	—	—	—	—	—	—	(4,109)	—	(4,109)
Net loss	—	—	—	—	—	—	—	(16,399)	(16,399)	$(20,508)

Balance at December 31, 2008	15,000,000	15,829	5,090,909	9,700	139,707,114	259,798	(2,269)	(230,676)	26,853
Dividend on Class A common units (unaudited)	—	—	—	—	—	30,362	—	(30,362)	—
Accretion of mandatorily redeemable Class D common units (unaudited)	—	—	—	14,000	—	(14,000)	—	—	(14,000)
Dividend, less distributions, of mandatorily redeemable convertible Coto preferred units (unaudited)	—	38	—	—	—	—	—	—	—
Currency translation adjustment (unaudited)	—	—	—	—	—	—	1,002	—	1,002
Net loss (unaudited)	—	—	—	—	—	—	—	(44,232)	(44,232)	$(43,230)

Balance at September 30, 2009 (unaudited)	15,000,000	$15,867	5,090,909	$23,700	139,707,114	$276,160	$(1,267)	$(305,270)	$(30,377)

The accompanying notes are an integral part of these consolidated financial statements.

Language Line Services Holdings, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Cash flows from operating activities:
Net loss	$(33,566)	$(19,663)	$(16,399)	$(5,898)	$(44,232)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	38,016	34,398	40,700	29,120	27,527
Amortization of deferred financing costs	2,501	2,905	3,021	2,270	2,249
Deferred income taxes	(10,178)	(11,336)	(10,858)	(8,180)	(11,813)
Equity-based compensation expense	—	329	10,398	72	49,668
Impairment of goodwill	5,293	1,342	—	—	—
Interest on mandatorily redeemable series A preferred units	16,958	18,954	21,964	16,135	18,679
Mandatorily redeemable convertible Coto preferred unit dividends	—	—	1,829	1,336	1,518
Accretion of discount on debt	10,354	11,857	13,579	10,049	7,018
Effect of changes in operating assets and liabilities, net of acquisition effects:
Accounts receivable	(2,187)	(3,264)	(6,844)	(6,024)	3,875
Prepaid expenses and other current assets	(119)	(298)	(3,944)	(3,533)	4,163
Other assets	2,784	(146)	(6,634)	(4,254)	2,983
Accounts payable	1,642	1,321	486	1,732	(67)
Income taxes receivable / payable	(324)	237	(1,021)	1,478	(1,500)
Accrued interest and other liabilities	2,241	(904)	(4,644)	620	7,168
Related party interest payable	530	144	1,707	1,093	1,129

Net cash provided by operating activities	33,945	35,876	43,340	36,016	68,365

Cash flows from investing activities:
Purchases of property and equipment	(3,254)	(3,516)	(4,300)	(2,113)	(4,324)
Acquisition of business, net of cash acquired	(46,559)	—	(66,408)	(66,408)	—
Other	—	(222)	(95)	(88)	—

Net cash used in investing activities	(49,813)	(3,738)	(70,803)	(68,609)	(4,324)

Cash flows from financing activities:
Proceeds from debt	24,147	1,564	82,897	82,516	489
Repayment of debt	(19,608)	(39,812)	(46,888)	(33,083)	(19,529)
Proceeds from related party loan	7,032	—	—	—	—
Payment of debt and other financing fees	(3,560)	—	(1,018)	(1,017)	—
Repurchase of Class C restricted common units	(42)	(15)	(26)	(1)	—
Proceeds from convertible note issued to related party	15,687	—	—	—	—
Repayment of convertible note issued to related party	(1,457)	—	—	—	—
Proceeds from issuance of Class A common units	2,352	—	—	—	—
Mandatorily redeemable convertible Coto preferred unit dividends	—	—	—	—	(1,480)

Net cash provided by (used in) financing activities	24,551	(38,263)	34,965	48,415	(20,520)

Effect of exchange rate on cash	170	85	(1,512)	(422)	397
Net increase (decrease) in cash and cash equivalents	8,853	(6,040)	5,990	15,400	43,918
Cash and equivalents—beginning of period	15,774	24,627	18,587	18,587	24,577

Cash and cash equivalents—end of period	$24,627	$18,587	$24,577	$33,987	$68,495

Supplemental disclosures of cash flow information:
Cash paid for interest	$44,633	$42,189	$39,454	$25,086	$17,726

Cash paid for income taxes	$8,093	$12,467	$22,825	$15,294	$25,209

Non-cash investing and financing activities:
Conversion of bridge loan and accrued interest into Class A common units	$15,994	$—	$—	$—	$—

Issuance of mandatorily redeemable convertible Coto preferred units upon acquisition	$—	$—	$14,000	$14,000	$—

ABRY Partners capital contribution	$—	$690	$1,426	$1,426	$—

Class A common unit dividends	$25,634	$30,817	$35,708	$26,233	$30,362

Accretion of mandatorily redeemable Class D common units	$100	$1,900	$3,600	$3,000	$14,000

The accompanying notes are an integral part of these consolidated financial statements.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements

1.    Organization and Summary of Significant Accounting Policies

Description of Business

The Company provides on-demand language interpretation services such as over-the-phone interpretation services, face-to-face interpretation services and document translation services, from English into over 170 different languages, 24 hours a day, seven days a week. Such services are provided mainly to the non-English speaking business population in the U.S., the U.K. and Canada, covering various industries such as insurance, healthcare, financial, utilities and government, providing a cost effective alternative to staffing in-house multilingual capabilities.

Corporate Reorganization

We were formed in November 2009 as a new Delaware corporation that has not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of Language Line Holdings LLC, so that the issuer is a corporation rather than a limited liability company and so that our existing investors will own common stock rather than equity interests in a limited liability company.

On             , Language Line Holdings LLC, which is now our sole stockholder, contributed all of its assets (consisting of the outstanding stock and other ownership interests of the companies that are now our subsidiaries) to us. In exchange for that contribution, we issued              shares of our common stock to Language Line Holdings LLC. Immediately after the sale of our common stock in this offering, Language Line Holdings LLC will dissolve. When it dissolves, Language Line Holdings LLC will distribute to its members the proceeds of the sale of the common stock sold by it in this offering and the remainder of our common stock held by it after that sale.

The corporate reorganization had no effect on our operations, which continue to be conducted through our operating subsidiaries. The accompanying consolidated financial statements of Language Line Services Holdings, Inc., a Delaware corporation (the “Company”), include the accounts of Language Line Holdings II, Inc. and its wholly and majority owned subsidiaries and Language Line Services U.K. Limited and its wholly-owned subsidiaries.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2009, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2008 and 2009 and of temporary equity, members’ equity (deficit) and comprehensive loss for the nine months ended September 30, 2009 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at September 30, 2009, its results of operations and its cash flows for the nine months ended September 30, 2008 and 2009. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009 or for any other interim period or for any other future year.

Unaudited Pro Forma Financial Information

Upon the closing of the initial public offering of the Company’s common stock, all of the outstanding mandatorily redeemable Class D common units, Class A common units, and Class C restricted common units of

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

Language Line Holdings LLC will automatically exchange for common stock of Language Line Services Holdings, Inc. The September 30, 2009 unaudited pro forma balance sheet data have been prepared assuming the automatic exchange of the mandatorily redeemable Class D common units, Class A common units, and Class C restricted common units of Language Line Holdings LLC outstanding into              million shares of common stock of Language Line Services Holdings, Inc.

Basic and Diluted Earnings Per Unit

Basic net income or loss per unit is presented in conformity with the two-class method required for participating securities. Net income or loss is allocated to the participating units, Class A common units and Class D common units based on the allocation and distribution provisions of the Language Line Holdings LLC agreement (“the LLC Agreement”). The mandatorily redeemable Series A preferred units, and mandatorily redeemable convertible Coto preferred units are non-participating beyond their fixed yield. Also, in accordance with the provisions of the LLC agreement, no earnings or losses were allocable to the Class C common units in any of the periods presented.

Dilutive earnings per unit (“EPU”) assumes the conversion, exercise or issuance of all potential common units, unless the effect of inclusion would result in the reduction of a loss or the increase in income per unit.

The units used to calculate basic and diluted EPU represent the weighted-average common units outstanding. The diluted EPU is the same as the basic EPU for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to our net loss attributable to common unit holders.

The following table sets forth the computation of basic and diluted net loss per unit for the periods indicated (in thousands, except unit and per unit data):

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Numerator (basic and diluted):
Net loss	$(33,566)	$(19,663)	$(16,399)	$(5,898)	$(44,232)
Net loss allocated to Class A common units	$(32,492)	$(19,069)	$(15,904)	$(5,720)	$(42,896)
Net loss allocated to Class D common units	$(1,074)	$(594)	$(495)	$(178)	$(1,336)

Denominator (basic and diluted):
Weighted average Class A common units outstanding	132,364,189	139,707,114	139,707,114	139,707,114	139,707,114
Weighted average Class D common units outstanding	5,090,909	5,090,909	5,090,909	5,090,909	5,090,909

Earnings per unit (basic and diluted):
Class A common unit	$(0.25)	$(0.14)	$(0.11)	$(0.04)	$(0.31)
Class D common unit	$(0.21)	$(0.12)	$(0.10)	$(0.04)	$(0.26)

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

Pro Forma Earnings Per Share

Pro forma basic and diluted net loss per common share were computed to give effect of the exchange of the outstanding mandatorily redeemable Class D common units, Class A common units and Class C restricted common units of Language Line Holdings LLC using the as-if converted method into common shares of Language Line Services Holdings, Inc. as if the automatic exchange had occurred as of January 1, 2009 or the original date of issuance if later. Pro forma diluted earnings per share is the same as pro forma basic earnings per share for the years ended December 31, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to our net loss attributable to common stockholders.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per common share for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,	Nine Months Ended September 30,
	2008	2009
Numerator (basic and diluted):
Net income (loss)

Denominator (basic and diluted):
Assumed exchange of Class A common units into common shares
Assumed exchange of Class C common units into common shares
Assumed exchange of Class D common units into common shares
Weighted average common shares outstanding

Pro forma earnings per unit, basic and diluted

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, allowance for doubtful accounts, equity-based compensation, useful life of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We are exposed to credit risk in the event of default by the

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

financial institutions where we hold our cash and by any of our clients to the extent of accounts receivable we are owed, in amounts equal to the carrying value of these assets on the accompanying consolidated balance sheet. Management believes that risks associated with cash are mitigated by banking with institutions that management believes are creditworthy. Concentration of credit risk with respect to accounts receivables is limited due to the significant number of customers and their geographic dispersion. During fiscal years 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, no individual client represented more than 10.0% of revenues or accounts receivable. Accounts receivable are generally unsecured.

Allowance for Doubtful Accounts

We closely monitor our cash collection trends and the aging of accounts receivable. Provisions for doubtful accounts are primarily estimated based on cash collection analyses and accounts receivable aging reports. In evaluating the adequacy of allowances for doubtful accounts, we assess a number of factors, including historical collection experience, client concentrations, past due accounts and current economic trends. Accounts receivable are written off after collection efforts have been pursued in accordance with our policies and procedures.

Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation. Depreciation on assets is computed using the straight-line method over the estimated useful lives of the assets. The useful life for property and equipment is within the following range:

Useful Lives
Equipment	4-5 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or 8 years

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of net assets received. Identifiable intangible assets are comprised of customer relationships, trademarks and trade names, and other intangible assets. Identifiable intangible assets are being amortized over the period of estimated benefit using principally the straight-line method and estimated useful lives ranging from three to twenty years. Goodwill is not subject to amortization, but is subject to at least an annual assessment for impairment, applying a fair-value based test.

We evaluate goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Goodwill is allocated to various reporting units, which are generally an operating segment. Following the acquisition of Coto Global Solutions, LLC, the Company has five reporting units, goodwill has been allocated to three of the reporting units. The goodwill arising from the acquisition of Coto Global Solutions, LLC is reported in the U.S. Interpretation Services reporting segment. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilize comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second step is performed to measure

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

the amount of impairments loss, if any. Based on our annual impairment test in 2006 and 2007, we concluded that the carrying amount of our Language Line United Kingdom (“U.K.”) reporting unit exceeded its fair value and recorded an impairment charge of $5.3 million and $1.3 million during the years ended December 31, 2006 and 2007, respectively. The impairment charge was determined by comparing the carrying value of goodwill in our Language Line U.K. reporting unit with the implied fair value of the goodwill. See Note 4, Goodwill. There were no events or circumstances from December 31, 2007 through December 31, 2008 and September 30, 2009 (unaudited) that would impact this assessment.

We determined the fair value of the reporting units based on a weighting of market and income approaches. Under the market approach, we estimated the fair value based on market multiples of EBITDA. Under the income approach, we measured fair value of the reporting unit based on a projected cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our current business model. Our discounted cash flow projections were based on our annual financial forecasts developed internally by management for use in managing our business. Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that the estimates and assumptions made for purposes of our goodwill impairment testing at December 31, 2008 will prove to be accurate predictions of the future. If our assumptions regarding forecasted revenues or gross margin rates are not achieved, we may be required to record goodwill impairment charges in future periods, whether in connection with the next annual impairment testing or prior to that if any change constitutes a triggering event outside of the period when the annual goodwill impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material. We believe that the assumptions and rates used in our impairment test are reasonable. However, they are judgmental, and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts.

Based on our valuation results, we determined that the fair value of our reporting units continued to exceed their carrying value. Therefore, management determined that no goodwill impairment charge was required as of December 31, 2008.

We amortize other intangible assets over their estimated useful lives. We record an impairment charge on these assets if we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted cash flows resulting from the use of the asset and its eventual disposition. Our estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the life of the asset may need to be revised. Factors we consider important which could trigger an impairment review include the following:

•	significant negative industry or economic trends;

•	significant loss of clients; and

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business.

When we determine that the carrying value of intangibles or other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure the potential impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. An impairment loss is

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

recognized only if the carrying amount of the intangible asset or other long-lived asset is not recoverable and exceeds its fair value. Different assumptions and judgments could materially affect the calculation of the fair value of our other intangible assets and other long-lived assets.

Impairment on long-lived assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. The amount of impairment, if any, is measured based on projected discounted future net cash flows.

Deferred Financing Costs

The Company amortizes deferred loan financing costs using the straight-line method which approximates the effective interest rate method over the terms of the related debt agreements and the corresponding amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against our planned initial public offering proceeds upon the effectiveness of the offering. In the event the offering is terminated, the deferred offering costs will be expensed. There were no deferred offering costs at December 31, 2007 or December 31, 2008, or September 30, 2009 (unaudited).

Segment Information

The Company follows segment reporting accounting guidance for reporting information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The Company manages and operates its business as three reportable segments, U.S. Interpretation Services, Language Line U.K. and Ancillary Services. Operating results are regularly reviewed by the Company’s chief operating decision maker regarding decisions about the allocation of resources and to assess performance.

Revenues

The Company earns revenue through three primary sources: a) over-the-phone interpretation services, b) face-to-face interpretation and c) translation of written media. The Company recognizes revenue when all of the following four revenue recognition criteria have been met:

•	Persuasive evidence of an arrangement exists;

•	The services have been performed;

•	The price is fixed or determinable; and

•	Collection is reasonably assured.

Revenue from over-the-phone interpretation services is recognized as interpretation services are performed based on actual time that is tracked for each call at the negotiated rate per minute for the client. Face-to-face

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

interpretation revenues are derived based on actual time for the interpretation and negotiated rates per hour, fractions thereof or minimums, if applicable, and are recognized when the service is performed. The Company’s translation services are generally performed under written contracts, and revenue is generally recognized at the time the finished product is delivered to the client. In the event cash is received from clients prior to the Company recognizing the underlying revenue on the contract, the Company records this amount as deferred revenue, which amount is included as an accrued liability in the accompanying consolidated balance sheet.

Foreign Currency

Assets and liabilities of the Company’s U.K. subsidiaries (whose functional currency is the Great Britain Pound), are translated to U.S. Dollars at period-end exchange rates, and the resulting gains and losses arising from this translation are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss) on the consolidated balance sheets. Revenues, costs and expenses are translated to U.S. dollars at average exchange rates for the period. The functional currency of our other operations located outside the U.S. is the U.S. Dollar. Transaction and remeasurement gains and losses for these other operations are included in results of operations and were not significant for the periods presented. The Company’s U.S. entities also perform services for Canadian and U.K. customers which are billed in local currencies. Transaction gains and losses are reported in the statement of operations as they are incurred. During 2006, 2007 and 2008, and nine months ended September 30, 2008 (unaudited) and 2009 (unaudited) such gains and losses were not significant and are included in other income on the accompanying consolidated statements of operations.

Cost of Revenues

Cost of revenues are primarily (i) labor costs associated with our interpreters and call agents, (ii) telecommunication expenses for calls related to providing service for our clients, (iii) face-to-face service costs and (iv) vendors providing translation of written media on our behalf.

Advertising Costs

Advertising costs are charged to expense in the periods incurred. Expenditures for advertising were not significant for any of the periods presented in the accompanying consolidated financial statements.

Research and Development Costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development were not significant for any of the periods presented in the accompanying consolidated financial statements.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carry forwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized. Further, the Company accounts for uncertain tax positions in accordance with current accounting guidance, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

Comprehensive Loss

Comprehensive loss includes net loss for the period as well as changes in foreign currency translation adjustments. Accumulated other comprehensive loss consists entirely of foreign currency translation adjustments.

Equity-Based Compensation

Prior to our corporate reorganization, Language Line Holdings LLC had issued Class C common restricted units (“the Class C units”) under incentive compensation plans. These equity-based awards were accounted for under current accounting guidance which requires the measurement and recognition of all equity-based compensation under the fair value method. This statement requires companies to recognize the cost (expense) of all share-based payment transactions in the financial statements.

The Class C units vested over five years and were subject to continuing employment with the Company. All unvested Class C units issued to employees were forfeited upon termination of employment.

The Company determines the fair value of its Class C units from the probability-weighted expected return method. Under this method, the value of an enterprise’s common stock is estimated from an analysis of the future values for the Company assuming various possible future liquidity events. The Company recognizes compensation expense for only the portion of restricted stock units that are expected to vest. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

The grant date fair value of the Class C units issued to employees was recorded as equity-based compensation in selling, general and administrative expense on the consolidated statements of operations on a straight-line basis over the requisite service period which were deemed to be the vesting period for units.

Equity-based compensation expense recorded in selling, general and administrative expense was approximately $0.0 million, $0.3 million and $10.4 million for the years ended December 31, 2006, 2007 and 2008, respectively, and $0.1 million (unaudited) for the nine months ended September 30, 2008 and $49.7 million (unaudited) for the nine months ended September 30, 2009.

Derivative Financial Instruments

The Company enters into interest rate swap agreements to manage certain of its interest rate risk exposures. The fair value of all derivative financial instruments is recognized in the consolidated balance sheets. The Company has not designated these financial instruments as accounting hedges, and as such the changes in fair value are recognized in earnings in the period of change, as either a reduction to or increase in interest expense on the accompanying consolidated statement of operations. The amount recognized in earnings, either as expense or (income), during the years ended December 31, 2006, 2007, 2008 totaled $(0.3) million, $0.2 million and $0.5 million, respectively, and $0.0 million (unaudited) and $0.1 million (unaudited) during the nine months ended September 30, 2008 and 2009, respectively.

Fair Value of Financial Instruments

Because of their short-term nature, the carrying amount of accounts receivable and accounts payable approximated fair value at December 31, 2008 and September 30, 2009 (unaudited). The fair value of our derivative and debt instruments is disclosed in Notes 6 and 7, respectively.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

Derivative Instruments and Hedging Activities

In March 2008, new accounting guidance was issued that applies to all derivative instruments and related hedged items accounted for under existing derivative accounting and reporting guidance. This new guidance requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under this guidance, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet these objectives, this guidance requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments by type of contract, and (4) disclosures about credit-risk related contingent features in derivative agreements. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance on January 1, 2009 did not have a material impact on our results of operations, cash flows or financial position.

Purchase Method of Accounting for Acquisitions

In December 2007, the FASB revised the accounting guidance for business combinations. This guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquired entity, as well as the goodwill acquired. Significant changes from current practice resulting from this guidance include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100.0% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. The accounting guidance also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is not permitted. The accounting guidance may have an impact on the Company’s consolidated financial statements when effective in the event a business combination occurs. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisition consummated after the effective date.

Fair Value Measurements

In September 2006, the FASB issued accounting guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. This accounting guidance applies to other accounting pronouncements that require or permit fair value measurements. The fair value measurement of financial assets and financial liabilities is effective for us beginning in fiscal year 2008. Other FASB Staff Positions (“FSPs”) on this guidance were subsequently issued. The first FSP, issued on February 14, 2008, excluded other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination, which are required to be measured at fair value under other authoritative GAAP. The second FSP, issued on February 12, 2008,

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

delayed the effective date of the accounting for fair value measurements for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This FSP became effective for us in fiscal year 2009. The impact of this FSP was not material to our consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, new accounting guidance was issued that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires that those disclosures in summarized financial information at interim reporting periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Determination of Useful Lives of Intangible Assets

In April 2008, the FASB issued new guidance over the determination of the useful lives of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under existing accounting standards. This new guidance applies to intangible assets that are acquired individually or with a group of other assets after the effective date of either a business combination or an asset acquisition. The intent of this new guidance is to improve the consistency between the useful life of a recognized intangible asset under existing guidance and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. The new guidance also contains new disclosure requirements with respect to recognized intangible assets, and is effective for fiscal years beginning after December 15, 2008, and for interim periods within such fiscal years. The adoption of this new guidance may have an impact on our financial statements in the event we acquire intangible assets in either a business combination or asset acquisition. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the business combination or asset acquisition consummated after the effective date.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued new guidance which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary, and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this guidance changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent. This guidance does not change authoritative existing guidance related to consolidation purposes or consolidation policy, or the requirement that a parent consolidate all entities in which it has a controlling financial interest. This guidance does, however, amend certain of consolidation procedures to make them consistent with the new requirements as well as to provide definitions for certain terms and to clarify some terminology. This guidance is effective on January 1, 2009 for us. Earlier adoption was prohibited. This guidance must be applied prospectively

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

1.    Organization and Summary of Significant Accounting Policies (Continued)

as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company adopted this guidance on January 1, 2009 and retrospectively adjusted all prior periods.

Subsequent Events

In May 2009, new accounting guidance was issued that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. We adopted this guidance for the nine months ended September 30, 2009, and included additional disclosures as described in Note 17.

2.    Business Combinations

Inception and Escrow Settlement

Language Line Holdings, Inc., a predecessor company (the “Predecessor”) was a Delaware corporation formed in December 1999. On June 11, 2004, ABRY Partners (“ABRY”) and its subsidiary acquired the Predecessor in a transaction accounted for under the purchase method of accounting (the “Merger”). At closing, $30.0 million of the Merger consideration was deposited into an escrow account on behalf of the stockholders and optionholders of the Predecessor to secure their potential indemnity obligations and payment of any post-closing adjustment to the Merger consideration. Since the Merger, periodic payments from the escrow account have been paid to the stockholders and optionholders of the Predecessor according to a pre-determined payment schedule. Final settlement of the escrow account was reached with the previous owners on July 25, 2006. In the final settlement of the escrow account, the Predecessor received $0.8 million for potential tax liabilities. As the Predecessor had already recorded these additional tax liabilities subsequent to the Merger and concluded there is not a clear and direct link to the original purchase price, the settlement amount of $0.8 million was recorded as other income in 2006.

Acquisition of Language Line Limited

On January 19, 2006, Language Line Holdings LLC acquired all of the member interests in Language Line Limited, a previously unaffiliated company, for consideration of $48.1 million. Language Line Limited provides interpreting and translation services in the U.K. The rationale for acquiring Language Line Limited was to enhance our market presence in Europe and acquire a trained sales force.

The breakdown of the purchase price was as follows (in thousands):

Cash paid	$46,672
Direct acquisition costs	1,432

Total purchase price	$48,104

To fund the $48.1 million cash consideration, Language Line Holdings LLC entered into long-term debt arrangements for $29.0 million with a bank and ABRY as further discussed in Note 7, issued mandatorily convertible notes for $17.5 million to ABRY, and $0.2 million cash.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2.    Business Combinations (Continued)

The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over the respective useful lives. Our allocation of the purchase price is summarized below (in thousands):

Net liabilities assumed, including cash acquired of $1,545	$(2,881)
Customer relationships	21,185
Trademarks and trade names	1,589
Goodwill	28,211

Total	$48,104

Our estimated economic life of the identifiable intangible assets acquired is ten years for the customer relationships and five years for the trademarks and trade names. The results of operations of Language Line Limited for periods prior to our acquisition were not material to the consolidated statement of operations and, accordingly, pro forma results of operations have not been presented.

Acquisition of Coto Global Solutions LLC

On January 10, 2008, Language Line Holdings II, Inc., our subsidiary, acquired all of the member interests in Coto Global Solutions LLC (“Coto”), for consideration of $80.8 million. Coto provides interpreting and translation services in over 135 different languages in the U.S. The rationale for acquiring Coto was to further enhance our market presence in our core business and sales markets in the U.S.

The breakdown of the purchase price was as follows (in thousands):

Cash paid	$65,000
Coto Holdings, LLC preferred units	14,000
Direct acquisition costs	1,804

Total purchase price	$80,804

To fund the $65.0 million cash consideration, we entered into long-term debt arrangements for $71.1 million with two banks that have been recorded as debt in the accompanying consolidated balance sheet and as further discussed in Note 7. The remaining purchase price consideration was funded through the issuance of preferred units in Coto Holdings, LLC, a subsidiary, which has been accounted for as temporary equity in the accompanying consolidated balance sheet and as further discussed in Note 12.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2.    Business Combinations (Continued)

The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The excess of the purchase price over the aggregate fair values was recorded as goodwill, of which $26.0 million is deductible for tax purposes. This goodwill is reported in the Company’s U.S. Interpretation Services reportable segment. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over the respective useful lives. Our allocation of the purchase price is summarized below (in thousands):

Net liabilities assumed, including cash acquired of $396	$(1,697)
Customer relationships	28,200
Trademarks and trade names	1,500
Non-compete agreements	3,200
Goodwill	49,601

Total	$80,804

Our estimated economic life of the identifiable intangible assets acquired is three to eight years for the customer relationships, five years for the trademarks and trade names and five years for non-compete agreements.

In conjunction with this acquisition, an escrow agreement was executed whereby $5.3 million of the purchase price was deposited into an escrow account.

We are currently in dispute with the previous shareholders of Coto in regards to a working capital adjustment of $1.1 million. Pursuant to the terms of the purchase agreement between the parties, this dispute is being reviewed by a third party reviewing accountant who will make a final determination. The amount of the final determination by the third party reviewing accountant was not considered estimable at September 30, 2009 or December 31, 2008, and as a result, a seller receivable is not reflected in the consolidated financial statements. The Company expects that a determination by the third party reviewing accountant may be made by the first quarter of 2010.

The Company has recorded a long-term liability in purchase accounting in the amount of $7.1 million representing the fair value of potential pre-acquisition contingencies. Related to this, a receivable has also been recorded in the same amount, included in the accompanying consolidated balance sheet, which reflects insurance coverage in place through insurance companies to cover specified claims reported after the acquisition related to such contingencies existing at the date of acquisition.

Upon the Coto acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions, the exit of certain facilities and the termination or modification of certain contractual obligations. The purchase accounting liabilities assumed in connection with these activities were approximately $2.3 million and included approximately $0.6 million for termination benefits and approximately $1.7 million for ongoing contractual facility obligations. The Company paid approximately $1.2 million in 2008 related to the termination of benefits and ongoing contractual facility obligations. The remaining balance of these liabilities as of December 31, 2008 was approximately $1.1 million. During the nine months ended September 30, 2009, the Company paid approximately $0.5 million (unaudited) related to these obligations. The remaining balance of these liabilities at September 30, 2009 was approximately $0.6 million (unaudited), which it is anticipated will be expended by the Company through 2013.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

2.    Business Combinations (Continued)

Supplemental information on an unaudited pro forma basis, as if the Coto acquisition was completed at January 1, 2007 is as follows (in thousands, except per unit amounts):

Year ended December 31, 2007
Revenues	$244,804

Net loss	$(15,884)

Basic and diluted loss per Class A common unit	$(0.11)

Basic and diluted loss per Class D common unit	$(0.09)

The results of operations of Coto Global Solutions LLC for the year ended December 31, 2008 prior to our acquisition on January 10, 2008 were not material to the consolidated statement of operations and accordingly, pro forma results of operations for 2008 have not been presented.

3.    Intangible Assets

As of December 31, 2007 and 2008, and September 30, 2009 (unaudited), the Company’s intangible assets are being amortized over the estimated useful lives of the respective assets as follows (in thousands):

	December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Avg Amortization Period (Years)
Customer relationships	$425,542	$74,935	$350,607	19
Trademarks and trade names	36,298	25,233	11,065	5

	$461,840	$100,168	$361,672

	December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Avg Amortization Period (Years)
Customer relationships	$447,038	$102,332	$344,706	19
Trademarks and trade names	37,303	32,496	4,807	5
Non-compete agreements	3,200	640	2,560	5

	$487,541	$135,468	$352,073

	September 30, 2009 (unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Avg Amortization Period (Years)
Customer relationships	$448,769	$123,722	$325,047	19
Trademarks and trade names	37,433	36,100	1,333	5
Non-compete agreements	3,200	1,120	2,080	5

	$489,402	$160,942	$328,460

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

3.    Intangible Assets (Continued)

The estimated aggregate amortization of the acquired intangible assets at December 31, 2008 is as follows (in thousands):

2009	$32,058
2010	27,921
2011	26,600
2012	25,593
2013	23,910
Thereafter	215,991

Total	$352,073

No significant residual value is estimated for the intangible assets. The increase in intangible assets during the year ended December 31, 2008 resulted primarily from certain intangible assets acquired as part of our acquisition of Coto Global Solutions LLC. Amortization expense of acquired intangible assets for the years ended December 31, 2006, 2007 and 2008 was approximately $35.4 million, $31.9 million, $37.3 million, respectively, and $26.5 million (unaudited) and $25.0 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively recorded as depreciation and amortization in the accompanying consolidated statement of operations.

4.    Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows (in thousands):

	U.S. Interpretation Services	Language Line U.K.	Consolidated Total
Balances as of December 31, 2006	$414,413	$25,947	$440,360
Impairment	—	(1,342)	(1,342)
Foreign currency translation	—	556	556

Balances as of December 31, 2007	414,413	25,161	439,574
Acquisition of Coto Global Solutions LLC	49,601	—	49,601
Foreign currency translation	—	(6,934)	(6,934)

Balances as of December 31, 2008	464,014	18,227	482,241
Foreign currency translation (unaudited)	—	1,824	1,824

Balances as of September 30, 2009 (unaudited)	$464,014	$20,051	$484,065

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to the Company’s reporting units.

The Company performs its impairment analysis of goodwill on an annual basis during fourth quarter of the fiscal year unless conditions arise that warrant a more frequent evaluation.

During our annual impairment test of goodwill in 2006 and 2007 we concluded that the carrying amount of our Language Line U.K. reporting unit exceeded its fair value and recorded an impairment charge of approximately $5.3 million and $1.3 million during the year ended December 31, 2006 and 2007 respectively. The impairment charge was determined by comparing the carrying value of goodwill in our Language Line

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

4.    Goodwill (Continued)

U.K. reporting unit with the implied fair value of the goodwill at the assessment date. We determined the fair value of the Language Line U.K. reporting unit using a combination of the market approach and the income approach, the latter of which requires estimates of future operating results and cash flows discounted using an estimated discount rate. In 2006 our estimates resulted from the loss of two key customers in the U.K. In 2007, we experienced continued erosion of business among our other customers and began to observe competitive pricing pressures in our key revenue channel, the U.K. government sector. There have been no impairments resulting from our subsequent annual impairment assessments or significant events and circumstances affecting the valuation of goodwill.

5.    Balance Sheet Components

	December 31,		September 30, 2009
	2007	2008
	(in thousands)
			(unaudited)
Prepaid expenses and other current assets:
Prepaid maintenance	$587	$409	$408
Prepaid payroll	141	1,088	329
Prepaid commissions	—	2,961	—
Income taxes receivable	1,322	2,087	3,882
Other	2,271	2,213	2,282

	$4,321	$8,758	$6,901

Property and equipment, net:
Equipment	$9,041	$7,841	$11,401
Software	1,935	2,786	3,125
Leasehold improvements	1,957	2,497	2,509
Furniture and fixtures	1,811	1,934	2,098

Subtotal	14,744	15,058	19,133
Construction in progress	84	3,550	2,964

Total	14,828	18,608	22,097
Accumulated depreciation and amortization	(7,963)	(8,269)	(10,953)

Property and equipment, net	$6,865	$10,339	$11,144

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

5.    Balance Sheet Components (Continued)

Depreciation and amortization expense related to property and equipment incurred for the years ended December 31, 2006, 2007 and 2008 was approximately $2.6 million, $2.5 million, $3.4 million, respectively, and $2.6 million (unaudited) and $2.5 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively.

	December 31,		September 30, 2009
	2007	2008
	(in thousands)
			(unaudited)
Accrued liabilities (current):
Compensation and interpreter costs	$6,859	$8,221	$7,227
Employee benefit related costs	616	1,300	1,396
Accrued telecommunication costs	718	1,888	877
Deferred revenue	627	478	1,313
Other current liabilities	3,748	6,369	4,162

Total accrued liabilities	$12,568	$18,256	$14,975

Other liabilities (long-term):
Reserve for unrecognized tax benefits (Note 8)	$3,065	$737	$454
Deferred rent	217	177	1,170
Reserve for pre-acquisition contingencies (Note 2)	—	7,146	7,146
Derivative swap liability	—	414	510
Other long-term liabilities	—	—	28

Total other liabilities	$3,282	$8,474	$9,308

6.    Fair Value Measurements

As discussed in Note 1, current accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted market prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The accounting guidance expanded the definition of fair value to include the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counter party or by the Company) will not be fulfilled.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

6.    Fair Value Measurements (Continued)

The fair value of our derivative financial instruments is primarily based on models that utilize the appropriate market-based forward swap curves and zero-coupon interest rates to determine the discounted cash flows.

The fair value of the Call Agreement described in Note 7 is based on unobservable inputs. Such instruments are generally classified within Level 3 of the fair value hierarchy. The Company estimated the fair value of the Call Agreement using a discounted cash flow model incorporating assumptions that market participants would use in their estimates of fair value. Some of these assumptions include estimates for interest rates, the timing and amount of cash flow and the expected holding period of the loan agreement for which the Call Agreement provides the Company an economic benefit.

Assets and liabilities measured at fair value, included in other liabilities in our consolidated balance sheet at December 31, 2008 and September 30, 2009 (unaudited) are summarized below (in thousands):

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets/(Liabilities)
Derivative financial instruments	$—	$(414)	$5,865	$5,451

	September 30, 2009 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets/(Liabilities)
Derivative financial instruments	$—	$(510)	$2,550	$2,040

Below is a roll-forward of the Call Agreement (Note 7), measured at fair value using Level 3 inputs for the year ended December 31, 2008 and for the nine months ended September 30, 2009 (unaudited) (in thousands):

Balance at December 31, 2007	$1,046
Additions	1,425
Total gains realized in earnings	3,394

Balance at December 31, 2008	5,865
Total losses realized in earnings (unaudited)	(3,315)

Balance at September 30, 2009 (unaudited)	$2,550

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations

The following table represents the Company’s long-term debt as of December 31, 2007 and 2008, and September 30, 2009 (unaudited) (in thousands):

	December 31,		September 30, 2009
	2007	2008
			(unaudited)
Senior term loans	$219,181	$201,675	$188,362
Senior subordinated notes	162,185	162,699	163,126
Senior discount notes	89,338	102,402	108,993
UK bank loans	21,200	14,646	14,115
UK related party mezzanine loan	7,955	5,767	6,342
Coto bank loans	—	30,225	26,451
Citi loan	15,960	40,382	40,755

Total debt obligations	515,819	557,796	548,144
less Current portion	(19,727)	(18,646)	(3,938)

Long-term portion debt obligations	$496,092	$539,150	$544,206

Senior Term Loans

In 2004, our subsidiary, Language Line, Inc. entered into a $40.0 million reducing revolver credit facility and a $277.5 million term loan under a bank loan agreement dated June 11, 2004 (the “Senior Term Loans”). The reducing revolver credit facility was due June 11, 2010 and the term loan was due June 10, 2011. Under the terms of the loan agreement, the Company may elect either a variable rate of interest (equal to the lender’s “base rate” plus an applicable margin) or an interest rate fixed for a specified period of one, two, three or six months (equal to LIBOR plus an applicable margin) for the revolver and one, two, or three months for the term loan. The applicable margins used to calculate these interest rates were determined based on the Company’s ratio of total debt less excess cash to EBITDA, as defined in the loan agreements. The Senior Term Loans were collateralized by first priority interests in, and mortgages on, substantially all of our tangible and intangible assets.

On November 14, 2006, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”) which amended and restated the Senior Term Loans and amended as of November 3, 2005, among Language Line, Inc., the Company and the subsidiary guarantors party thereto. The Agreement effected a refinancing and replacement of one tranche of the term loans then currently outstanding under the Original Credit Agreement with a new class of term loans. The aggregate principal amount of the modified loan was equal to the aggregate principal amount of the original loan. The modified loan had terms, rights and obligations materially identical to the original loan except that the applicable margin for borrowings under the modified loan was 3.25% in the case of Eurodollar loans and 2.25% in the case of Alternate Base Rate Loans. At December 31, 2008 and September 30, 2009, the per annum interest rates in effect for this loan were 4.71% and 3.50%, respectively. The Senior Term Loans were collateralized by the general assets of our subsidiary.

Related to this facility, the Company also had available to it a $40.0 million reducing revolver credit facility that was due June 11, 2010. At each September 30, 2009, December 31, 2008 and December 31, 2007, no amounts were outstanding under the revolver.

Our Senior Term Loan agreement contains covenants that require us to maintain certain financial ratios, including our total leverage ratio and consolidated fixed charge coverage ratio, within specific limits. In addition,

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations (Continued)

our Senior Term Loan agreement requires that, on the occurrence of certain events, we must make mandatory prepayments on our outstanding indebtedness. Such events include the incurrence of indebtedness that is prohibited under the Senior Term Loan agreement, sales of certain assets, receipt of proceeds from insurance claims and, for fiscal years after December 31, 2010, the incidence of excess cash flow.

A breach of a covenant or restriction contained in the senior term loan agreement could result in a default that could in turn permit the lender to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds.

The Senior Term Loans were repaid in full on November 4, 2009, as further discussed in Note 17.

Senior Subordinated Notes

On June 11, 2004 our subsidiary, Language Line, Inc., issued $165.0 million of 11 1/8% Senior Subordinated Notes (the “Notes”) for net proceeds of $160.8 million. Interest was payable on June 15 and December 15 of each year. The Notes were due to mature on June 15, 2012. The Notes were unsecured and were subordinated to all existing and future senior indebtedness. Each of LLI’s domestic subsidiaries guaranteed the Notes on a senior subordinated basis.

The Senior Subordinated Notes were repaid in full on November 4, 2009, as further discussed in Note 17.

Senior Discount Notes

On June 11, 2004, our subsidiary, Language Line Holdings, Inc., issued approximately $109.0 million of 14 1 /8% Senior Discount Notes for net proceeds of approximately $55.0 million. No interest was paid on the Senior Discount Notes through June 15, 2009. Interest on the Senior Discount Notes accrued at a rate of 14 1/8% per annum and was payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009. The Discount Notes were unsecured senior obligations, were subordinate to the Senior Subordinated Notes described above and ranked equally with all of Language Line Holdings, Inc.’s future senior indebtedness and ranked senior to all subordinated indebtedness. The Senior Discount Notes were due June 15, 2013.

The Senior Discount Notes were repaid in full on November 4, 2009, as further discussed in Note 17.

U.K. Bank and Related Party Mezzanine Loans

In conjunction with acquisition of Language Line Limited, the Company entered into a senior facilities agreement, comprised of two term loan facilities provided by a financial institution (“Facility A” and “Facility B”) and a mezzanine financing agreement made up of a third loan facility provided by our majority owner, ABRY Partners LLC (the “Mezzanine Loan”), both dated November 3, 2005. Funding from these loans occurred in January 2006.

Under the terms of the senior facilities agreement, Facility A carried a maximum principal amount of $12.8 million and was automatically and permanently reduced every six months based on a predetermined schedule with any final amounts owing to be paid on December 31, 2012. Facility B had a maximum principal amount of $9.3 million due on January 19, 2014 with no scheduled principal payments. Interest on both Facility A and

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations (Continued)

Facility B was paid based on a rate fixed for a specified period, elected by the Company, of one, two, three or six months (equal to LIBOR plus an applicable margin). The U.K. Bank Loans were collateralized by the assets of the U.K. companies.

The Mezzanine Loan had a maximum principal amount of $7.1 million and was to be paid in a single installment on January 15, 2015. Under the terms of the mezzanine financing agreement, the Company was to pay interest on the unpaid balance semi-annually. Interest was based on LIBOR plus an applicable margin. In addition to the interest, additional interest (the “PIK Interest”) accrued on the Mezzanine Loan at the percentage rate of 5.0% per annum.

In April 2009, the Company entered into amended loan agreements for Facility A, Facility B and the Mezzanine Loan that, among other things, increased the interest rates charged to outstanding borrowings, required a one-time prepayment of $729,000 on Facility A and amended certain of the financial covenants of the loan agreements. All loans were collateralized by the assets of Language Line Services U.K., Limited. At December 31, 2008, the per annum interest rates in effect for Facility A, Facility B and the Mezzanine Loan were 4.41%, 4.91% and 14.0%, respectively. At September 30, 2009, the per annum interest rates in effect for Facility A, Facility B and the Mezzanine Loan were 4.25%, 4.75% and 7.43%, respectively.

A breach of a covenant or restriction contained in the U.K. Bank and Mezzanine Loan agreements could result in a default that could in turn permit the lender to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds.

The U.K. Bank and Mezzanine Loans were repaid in full on November 4, 2009, as further discussed in Note 17.

Coto Bank Loans

Concurrent with the Coto acquisition on January 10, 2008, the Company entered into a credit agreement with a bank (the “Coto Bank Loans”), whereby a term loan facility in the maximum amount of $31.0 million and a revolving credit facility in the aggregate amount of $4.0 million were available to the Company. Under the terms of the Coto Bank Loans, the Company could have elected either a variable rate of interest (equal to the lender’s “base rate” plus an applicable margin) or a “Eurodollar Rate” loan, which was linked to the LIBOR rate of interest plus an applicable margin. The applicable margins used to calculate these interest rates were based on the Company’s leverage ratio, as defined in the loan agreements. At December 31, 2008 and September 30, 2009, the per annum interest rate on this facility was 7.76% and 6.0%, respectively.

The Coto Bank Loans were collateralized by all assets, rights and interests in the property of each Coto Holdings LLC and all of its subsidiaries. The Coto Bank Loans were collectively guaranteed by Coto Holdings LLC and all its subsidiaries along with Language Line Holdings LLC and one of its subsidiaries, Language Line Holdings, II, Inc. At each December 31, 2008 and September 30, 2009 the maximum amount available under the revolving credit facility was $4.0 million, and no balance was outstanding. The Credit Agreement was due to mature on January 10, 2013.

A breach of a covenant or restriction contained in the Coto Bank Loans and related party mezzanine loan agreements could result in a default that could in turn permit the lender to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations (Continued)

The Coto Bank Loans were repaid in full on November 4, 2009, as further discussed in Note 17.

Citi Loan

In 2004, Language Line Holdings II, Inc., our subsidiary, entered into a $30.0 million term loan and a $5.0 million credit loan under a credit agreement with Citicorp USA, Inc. dated June 10, 2004 and referred to as the Citi Loan. Both the credit loan and the term loan under the Citi Loan were due on June 9, 2007, with no principal amortization required. Under the terms of the loan agreement, the Company could elect either a variable rate of interest (equal to the lender’s “base rate” plus an applicable margin) or an interest rate fixed for a specified period of one, two, three or six months (equal to LIBOR plus an applicable margin). The applicable margins used to calculate these interest rates were as defined in the loan agreement.

In connection with the Citi Loan, ABRY Partners IV, L.P. entered into an agreement of guaranty to Citicorp, U.S.A. whereby ABRY Partners IV, L.P. unconditionally guaranteed to Citicorp (i) the full and prompt payment of all amounts payable by Language Line Holdings II, Inc. under the Citi Loan and related documents and (ii) the due and timely performance of all obligations contained in the Citi Loan and related documents. The purpose of the agreement is to ensure that ABRY Partners IV, L.P. shall immediately pay, perform or cause the performance of any terms in any case when Language Line Holdings, II, Inc. fails to fulfill its obligations. Also, ABRY Partners VI, L.P. and ABRY Capital Partners, L.P. jointly and severally entered into a pledge and security agreement in favor of Citibank, N.A. on June 10, 2004 to further collateralize the debt and covenants of Language Line Holdings, II, Inc. under the Citi Loan. Upon full repayment of the Citi Loan both the guaranty and the pledge and security agreements will terminate.

In connection with the execution of the Citi Loan agreement in June 2004, a capital call agreement (the “Call Agreement”) was executed by and between ABRY and certain subsidiaries of the Company party to the Citi loan agreement, in favor of the holders of the Company’s Series A preferred units. Under this Call Agreement, upon a capital contribution event, as defined as either the maturity or acceleration of the Citibank facility, ABRY will make an equity investment in the Company through the purchase of Class A common units in an amount equal to the redemption amount, as defined, of the Citi Loan, at an issue price of $1.00 per Class A common unit.

The Company has accounted for this Call Agreement as a free standing financial instrument, and as such it has recorded the Call Agreement on the accompanying consolidated balance sheet as an asset and carried at fair value. At December 31, 2007, 2008 and September 30, 2009, the fair value of the Call Agreement was $1.0 million, $5.9 million and $2.5 million (unaudited), respectively. Adjustments to record this Call Agreement to fair value are recorded in the statement of operations as either reductions to or increases in interest expense. These adjustments, as either a loss or (gain), for the years ending December 31, 2006, 2007 and 2008 totaled $2.6 million, $0.2 million and $(3.4) million, respectively, and $(0.3) million (unaudited) and $3.3 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively.

On June 8, 2007, the Company entered into an amendment of the Citi Loan pursuant to which the maturity dates were extended to June 9, 2009, the term loan was reduced to a maximum principal amount of $10.4 million and the credit loan was increased to a maximum principal amount of $7.5 million. Applicable interest rate margins were also redefined under the June 8, 2007 amendment.

On June 10, 2008, the Company entered into a second amendment of the Citi Loan pursuant to which the maturity dates were extended to December 31, 2010, the maximum principal amount of the term loan was

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations (Continued)

increased to $50.4 million and the credit loan was increased to a maximum principal amount of $17.5 million. Applicable interest rate margins were also redefined under the June 10, 2008 amendment. Subsequent to the second amendment, on May 2, 2008, the Citi Loan was further amended to convert and designate the $17.5 million credit loan as a revolving line of credit.

At September 30, 2009 and December 31, 2008, the maximum amount available under the revolving credit facility was $16.7 million and $17.7 million, respectively. This borrowing availability is available through December 2010. The per annum interest rate in effect at December 31, 2008 for each the revolving credit facility and the term loan was 1.55%. The per annum interest rates in effect at September 30, 2009 for the revolving credit facility and the term loan were 0.98% and 0.99%, respectively.

Convertible Bridge Notes

In November 2005 and January 2006 Language Line Holdings, II, our subsidiary, issued two convertible notes to ABRY for $1.8 million and $15.7 million respectively. The proceeds from the notes were utilized to partially fund the acquisition of Language Line Services, U.K. These notes were entitled to an annual yield of 15%, had a term of 1 year and were convertible to Class A common units at a price of $0.90 per unit, at the option of the holder, or automatically upon maturity, bankruptcy or insolvency of the Company or any of its subsidiaries, or upon occurrence of any event of default as such term is defined in the Securities Purchase Agreement.

The Company determined that the notes had a beneficial conversion feature equal to the fair value of the Class A common units on the commitment date and the price offered upon conversion. The beneficial conversion factor was calculated to be equal to $1.8 million and was recorded as a discount to the note and a beneficial conversion liability was recognized. The discount was amortized to interest expense over the term of the note.

In May 2006, ABRY exercised its option and converted the notes to Class A common units. In conjunction with ABRY exercising its option, the other members exercised their pre-emptive rights and purchased their pro rata share of Class A common units based on their number of shares held. In total, 19,561,281 shares were issued for $17.6 million, of which $15.2 million was from the conversion of the convertible notes, and $2.4 million was from a capital contribution from the other Class A common units. The funds raised from the other members were used to repay the interest on the convertible note of $0.9 million and the balance of $1.5 million was used to redeem a portion of the convertible note.

Upon conversion of the notes to Class A common units, the book value of the note and the beneficial conversion feature liability totaling $18.4 million were credited to Class A common units.

Loan Covenants

The Company’s loan agreements with its banks and the indenture governing both the Senior Discount Notes and the Senior Subordinated Notes contained financial covenants as well as other covenants limiting, among other things, the Company’s ability and the ability of its subsidiaries to incur additional indebtedness, make restricted payments, make investments, create certain liens, sell assets, restrict payments by the Company’s subsidiaries, guarantee indebtedness, enter into transactions with affiliates, and merge or consolidate or transfer and sell assets. Through December 31, 2008 and September 30, 2009, the Company was in compliance with all such covenants, with the exception of the U.K. Bank Loan. In the first quarter of 2008, the Company informed the bank holding the loan that they were likely to not be in compliance with its financial covenants starting in the

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

7.    Debt Obligations (Continued)

third quarter of 2008. During this period and through April 2009, the Company received a waiver of covenant compliance and was relieved of compliance reporting to the bank. In April 2009, an amended mezzanine financing agreement was executed that, among other things, increased the interest rates charged to outstanding borrowings, required a one-time prepayment of $0.7 million, reducing certain scheduled payments to be made under the agreement in 2009, and amending certain other financial covenants. As of June 30, 2009 and September 30, 2009, the U.K. subsidiary was in compliance with all financial covenants.

Future maturities of principal on the Company’s debt obligations based on contractual terms and amounts as of December 31, 2008 were as follows (in thousands):

Year Ending December 31,
2009	$18,646
2010	61,011
2011	177,424
2012	184,975
2013	102,402
Thereafter	13,338

Total	$557,796

The fair value of the Company’s total outstanding long-term debt as of December 31, 2008 and September 30, 2009 was estimated to be $494.8 million and $540.6 million (unaudited), respectively.

On November 4, 2009, two subsidiaries of the Company, Language Line, LLC and Coto Acquisition LLC, as borrowers, entered into a senior secured credit agreement (the “Credit Agreement”) with a consortium of banks. The total amount of funding under this facility was $575 million; the initial aggregate amount of $525 million is in the form of Term Loans and the remaining $50 million is in the form of a revolving credit commitment. As of November 4, 2009, the company had $525 million of outstanding borrowings under this Credit Agreement. The Company used the proceeds of this Credit Agreement to pay in full principal and interest on its Senior Secured Loans, Senior Subordinate Notes, Senior Discount Notes, U.K. Bank Loans and U.K. Mezzanine facility and the Coto Bank Loan.

Future maturities of principal on the Company’s long-term debt based on contractual terms and amounts as of November 4, 2009, are as follows (in thousands) (unaudited):

Year Ending December 31,
2009	$5,250
2010	45,632
2011	5,250
2012	5,250
2013	5,250
Thereafter	498,750

Total	$565,382

The new Credit Agreement contain certain financial covenants as well as other covenants limiting, among other things, certain distributions and dividends, incurrence of new indebtedness and transactions with affiliates.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

8.    Income Taxes

Income (loss) before income taxes consisted of the following (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
United States	$(36,223)	$(18,023)	$(4,804)	$2,102	$(30,430)
Foreign	140	(1,236)	(1,151)	(203)	(759)

Total	$(36,083)	$(19,259)	$(5,955)	$1,899	$(31,189)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Current:
Federal	$4,811	$9,866	$16,075	$12,039	$19,666
Foreign	455	947	455	341	653
State	2,395	927	2,943	2,261	3,019

Total current	7,661	11,740	19,473	14,641	23,338

Deferred:
Federal	(9,030)	(7,786)	(10,070)	(7,589)	(3,941)
Foreign	822	(1,025)	(1,155)	(866)	(1,100)
State	(1,970)	(2,525)	367	275	(6,772)

Total deferred	(10,178)	(11,336)	(10,858)	(8,180)	(11,813)

Total	$(2,517)	$404	$8,615	$6,461	$11,525

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

8.    Income Taxes (Continued)

The amount of income tax provision (benefit) recorded differs from the amount using the statutory federal income tax rate (35.0%) for the following reasons (in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Nine Months Ended
				Sept. 30, 2008	Sept. 30, 2009
				(unaudited)
Federal statutory tax expense (benefit)	$(12,595)	$(6,706)	$(2,688)	$(233)	$(11,542)
Effect of graduated rates	(100)	—	—	—	—
Noncontrolling interest (preferred stock dividends of a subsidiary)	—	—	(640)	(468)	(531)
Expirations of uncertain tax positions liability	—	(1,143)	(2,328)	(2,218)	(283)
State tax expense (benefit)	(293)	(118)	2,411	2,336	(2,256)
Foreign rate differential	(4)	50	123	92	110
Income on entities not reporting in U.S.	(262)	(277)	(293)	(218)	(192)
Goodwill impairment	1,853	470	—	—	—
Nondeductible interest to Citibank	1,904	1,218	125	985	2,274
Equity-based compensation	—	112	3,538	—	16,870
Unrecognized tax positions	884	71	—	—	—
Nondeductible expense	18	93	661	496	537
Accretion on preferred dividends	5,935	6,634	7,687	5,766	6,538
Other	143	—	19	(77)	—

Total	$(2,517)	$404	$8,615	$6,461	$11,525

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

8.    Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2007			December 31, 2008			September 30, 2009 (unaudited)
	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total
Deferred tax assets (liabilities):
Allowance for uncollectible accounts receivable	$515	$—	$515	$689	$—	$689	$522	$—	$522
State income taxes	734	5,873	6,607	1,170	5,993	7,163	1,156	3,622	4,778
Depreciation and amortization	—	75	75	—	538	538	—	549	549
Acquired intangibles	—	(155,412)	(155,412)	—	(150,817)	(150,817)	—	(140,159)	(140,159)
Deferred interest deduction	—	9,698	9,698	—	13,551	13,551	15,851	—	15,851
Equity-based compensation	—	2	2	—	65	65	—	486	486
Identified intangibles	—	(7,233)	(7,233)	—	(4,593)	(4,593)	—	(4,514)	(4,514)
Other	1,005	—	1,005	1,577	—	1,577	2,027	—	2,027

Net deferred tax assets (liabilities)	$2,254	$(146,997)	$(144,743)	$3,436	$(135,263)	$(131,827)	$19,556	$(140,016)	$(120,460)

Undistributed earnings of the Company’s foreign subsidiaries of approximately $8.8 million at December 31, 2008 and $10.9 million at September 30, 2009 (unaudited) are considered to be indefinitely reinvested and, accordingly, no provision for federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

8.    Income Taxes (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits from January 1, 2006 through September 30, 2009 is as follows:

Unrecognized tax benefits balance at January 1, 2006	$3,253
Gross increase for tax positions of prior years	473
Gross decrease for tax positions of prior years	(101)
Gross increase for tax positions of current year	512
Gross decrease for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	—

Unrecognized tax benefits balance at January 1, 2007	4,137
Gross increase for tax positions of prior years	135
Gross decrease for tax positions of prior years	(523)
Gross increase for tax positions of current year	—
Gross decrease for tax positions of current year	—
Settlements	(216)
Lapse of statute of limitations	(468)

Unrecognized tax benefits balance at December 31, 2007	3,065
Gross increase for tax positions of prior years	30
Gross decrease for tax positions of prior years	(58)
Gross increase for tax positions of current year	126
Gross decrease for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	(2,426)

Unrecognized tax benefits balance at December 31, 2008	737
Gross increase for tax positions of prior years (unaudited)	—
Gross decrease for tax positions of prior years (unaudited)	—
Gross increase for tax positions of current year (unaudited)	—
Gross decrease for tax positions of current year (unaudited)	—
Settlements (unaudited)	—
Lapse of statute of limitations (unaudited)	(283)

Unrecognized tax benefits balance at September 30, 2009 (unaudited)	$454

The total unrecognized tax benefits as of December 31, 2008 and September 30, 2009 have been recorded by the Company as a long-term liability in the accompanying consolidated balance sheet. If recognized, these amounts would impact the Company’s effective tax rate. The timing of the resolution of the non-current portion is uncertain, and the resolution of these items may result in additional or reduced income tax expense. We anticipate that our liabilities for uncertain tax positions may increase for items that arise in the ordinary course of business. These amounts will be reflected as an increase in the liabilities and an increase to the current period tax expense. Our expectations of these amounts are contemplated in our annual effective tax rate. Possible releases of liabilities due to expirations of statutes of limitations will have the effect of decreasing our income tax expense and effective tax rate if and when they occur.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

8.    Income Taxes (Continued)

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. Total accrued interest and penalties as of December 31, 2008 were $162,000 and $47,000, respectively, and $124,000 (unaudited) and $47,000 (unaudited) as of September 30, 2009, respectively.

The Company files income tax returns in various state and foreign jurisdictions and is subject to ongoing audits from various taxing authorities in the jurisdictions in which it does business. The Company’s two major filing jurisdictions are the U.S. and the U.K. With certain exceptions, the Company is no longer subject to examinations from taxing authorities for years prior to 2003. The Franchise Tax Board (“FTB”) of the State of California is currently examining the Company’s California income tax returns for 2003 and 2004. The Company has agreed with certain FTB findings and will make income tax settlement payments on tax positions of at least $0.3 million within the next 12 months. The Company is currently disputing a FTB finding with an estimated income tax effect of $0.2 million.

In February 2009, California budget legislation was signed into law that, among other things, contained several state tax law changes that affected the Company’s effective state tax rate. As a result of these changes, the Company re-evaluated its state deferred tax liabilities and assets in the first quarter of 2009. The impact of these tax law changes reduced the blended state tax rates applied to the Company’s recorded deferred tax liabilities, which had the effect of reducing the Company’s income tax provision for the nine months ended September 30, 2009 in the amount of approximately $4.1 million.

9.    Retirement Plans

The Company maintains certain retirement plans under which employees may elect to make tax deferred contributions, up to maximum established amounts by the IRS and foreign taxing authorities. For employees meeting a defined service requirement, the Company matches a defined percentage of the employees’ contributions. Company contributions were approximately $0.4 million, $0.5 million and $0.6 million for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, respectively, and $0.4 million (unaudited) and $0.4 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively.

10.    Equity-based Compensation—Class C Restricted Stock Units

Language Line Holdings LLC was authorized to issue an unlimited number of Class C restricted stock units. Under the Class C restricted stock unit plan, officers and employees received grants of Class C restricted stock units. Equity-based compensation was measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant) in accordance with the relevant accounting guidance. The Class C restricted stock units are classified as liability awards as the employee does not bear the risks of stock ownership. The Class C restricted unit liability was measured at fair value at the end of each reporting period.

We determined the fair value of the Class C restricted stock units using the probability-weighted expected return method. Under this method, the fair value of an enterprise’s common stock is estimated from an analysis of the future values for the Company assuming various possible future liquidity events. The Company recognized compensation expense for only the portion of restricted stock units that were expected to vest, rather than recording forfeitures when they occurred. If the actual number of forfeitures differed from those estimated by management, additional adjustments to compensation expense would have been required in future periods.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

10.    Equity-based Compensation—Class C Restricted Stock Units (Continued)

The Class C restricted units generally vest over five years with 10% vesting at one year from the date of grant, an additional 20% each at the end of second and third years from the date of grant, and a further 25% each at the end of the fourth and fifth years. The fair values of the vested units at December 31, 2006, 2007, 2008 and September 30, 2008 and September 30, 2009 was $0.0 million, $0.2 million, $6.8 million, $0.3 million (unaudited) and $46.9 million (unaudited), respectively.

Equity-based compensation expense (credit) related to the Class C restricted stock units, recognized for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009 was $0.0 million, $0.3 million, $10.4 million, $0.1 million (unaudited) and $49.7 million (unaudited), respectively. We have recognized compensation expense using a straight-line amortization method, adjusted for changes in the fair value of the class C common units at each reporting date. As of September 30, 2009 and December 31, 2008, total unrecognized compensation cost, net of estimated forfeitures, was $13.4 million (unaudited) and $4.4 million, respectively, related to the restricted stock units. The unrecognized compensation cost was expected to be recognized over a weighted-average period of 3.0 years.

The Class C restricted stock units vested according to a specified schedule and are expensed to compensation over the vesting period of five years. The units did not contain a stated contractual life. Vesting accelerated upon a change of control of the Company and upon certain types of sales. Vesting ceased if the individual ceased to be employed by the Company or any of its subsidiaries, at which time the Company had the option to purchase all or any portion of the vested and/or the unvested restricted stock units. The aggregate purchase price for all unvested units was $1.00, and the purchase price for each vested unit was based on the most recent third-party valuation of the unit. If, however, the Company terminated the individual’s employment for cause, the aggregate purchase price of all vested units was $1.00. The Company’s right to repurchase the individual’s units terminated upon a change of control (as such term is defined in their incentive unit agreement), provided that the individual was employed by the Company or any of its subsidiaries at the time of the change of control.

As of December 31, 2008 and September 30, 2009, there were 9,948,000 and 6,480,000 (unaudited) outstanding unvested Class C restricted units, respectively, which were granted as restricted stock since June 12, 2004.

The following table reflects activity under the restricted stock unit plan from December 31, 2006 through September 30, 2009 (in thousands, except per unit amounts):

	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2006	22,074	$0.07
Granted	1,875	$0.02
Repurchased	(110)	$0.10
Forfeited	(790)	$0.02

Outstanding, December 31, 2007	23,049	$0.07
Granted	900	$0.54
Repurchased	(163)	$0.20
Forfeited	(397)	$0.00

Outstanding, December 31, 2008	23,389	$0.09
Granted (unaudited)	1,100	$2.17
Repurchased (unaudited)	—	—
Forfeited (unaudited)	—	—

Outstanding, September 30, 2009 (unaudited)	24,489	$0.18

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

10.    Equity-based Compensation—Class C Restricted Stock Units (Continued)

A summary of the status of non-vested shares from December 31, 2006 through September 30, 2009 is presented below (in thousands, except per unit amounts):

Non-vested Units	Number of Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2006	16,747	$0.09
Granted	1,875	$0.02
Vested	(3,470)	$0.06
Forfeited	(790)	$0.08

Outstanding, December 31, 2007	14,362	$0.07
Granted	900	$0.28
Vested	(4,916)	$0.05
Forfeited	(398)	$0.04

Outstanding, December 31, 2008	9,948	$0.13
Granted (unaudited)	1,100	$1.63
Vested (unaudited)	(4,568)	$0.14
Forfeited (unaudited)	—	—

Outstanding, September 30, 2009 (unaudited)	6,480	$0.41

11.    Mandatorily Redeemable Series A Preferred Units

Prior to our corporate reorganization as described in Note 1, the LLC Agreement authorized the issuance of an unlimited number of mandatorily redeemable Series A preferred units (“Series A preferred units”).

The Securities Purchase Agreement for the Series A preferred units and Class D common units contained certain covenants including financial covenants for maintaining certain levels of leverage and fixed charge coverage. The Company was in compliance with these covenants at December 31, 2007 and 2008, and at September 30, 2009 (unaudited).

The Series A preferred units earn a yield of 15.0% compounded quarterly on the amount of unreturned capital value plus any previously unpaid yield. This yield rate increased to 17.0% if we had a continuing event of default as defined under the Securities Purchase Agreement. The holders of the Series A preferred units were not entitled to any voting rights. The yield earned by the Series A preferred units for the years ended December 31, 2006, 2007 and 2008 was $17.0 million, $19.0 million and $22.0 million, respectively, and $16.1 million (unaudited) and $18.7 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively, which has been charged to interest expense in the accompanying consolidated statements of operations.

In the event of a liquidation or dissolution of Language Line Holdings LLC, the holders of the Series A preferred units would have been entitled to receive a liquidation payment in the amount of any unreturned capital plus unpaid yield prior to any distribution to any other members.

Prior to our corporate reorganization as described in Note 1, the Series A preferred units would have been required to be redeemed by us at liquidation value at the earliest redemption date of December 11, 2013 (as defined in the Securities Purchase Agreement) and have therefore been recorded in the balance sheet as a

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

11.    Mandatorily Redeemable Series A Preferred Units (Continued)

liability. Additionally the preferred A units were also contingently redeemable at the option of the holder upon event of default or change in control, as such terms are defined in the LLC agreement. As of December 31, 2008, the unreturned capital value and unpaid yield of the Series A preferred units was $82.0 million and $78.4 million, respectively. As of September 30, 2009, the unreturned capital and unpaid yield of the Series A preferred units were $82.0 million and $97.1 million, respectively. The Series A preferred units were issued at par. As the Series A preferred units would have been date certain mandatorily redeemable, the Series A preferred units are reflected as a liability in the accompanying consolidated balance sheets.

12.    Temporary Equity

Mandatorily Redeemable Convertible Coto Preferred Units

Prior to our corporate reorganization as described in Note 1, our wholly owned subsidiary, Coto Holdings, LLC was authorized the issuance of 15,000,000 mandatorily redeemable convertible Coto preferred units (“Coto preferred units”). The Coto preferred units were issued in connection with the acquisition of Coto Global Solutions, LLC as further discussed in Note 2.

The Coto preferred units were perpetual and did not have a date certain redemption date. The Coto preferred units were contingently redeemable upon the occurrence of certain events, including, among others, a change of control or the sale of assets or of the equity of Coto Holdings LLC, a change of control of Language Line, Inc., the completion of a successful public offering of securities, or certain events of default, as defined. As these units were redeemable upon the occurrence of events outside the control of the Company, they have been accounted for outside of permanent equity. The initial issuance of 15,000,000 shares was recorded at fair value at issuance in the amount of $14.0 million.

The purchase agreement effectuated as part of the Company’s acquisition of Coto Global Solutions, LLC in January 2008, as discussed in Note 2, provided that the Coto preferred units could be converted into Series B preferred units of the Company at any time at the option of the holder. The Company determined that this conversion right did not contain a beneficial conversation feature that would have to be valued and recorded into the accompanying consolidated financial statements.

The Coto Holdings LLC Agreement contained certain covenants including financial covenants regarding certain restrictions on distributions to other equity securities prior to payment to the Coto preferred units and for maintaining certain levels of funded indebtedness. The Company was in compliance with these covenants at December 31, 2007 and 2008, and at September 30, 2009 (unaudited).

The holders of the Coto preferred units were not entitled to any voting rights.

The Coto preferred units earned a yield of 12.0% in years 1 through 3, 13.0% in year 4, 14.0% in year 5 and 15.0% in year 6 and thereafter. The yield was compounded quarterly on the amount of unreturned capital value plus any previously unpaid yield. For the year ended December 31, 2008 these units earned a yield of $1.8 million. For the nine months periods ended September 30, 2008 and September 30, 2009, the yield on these units was $1.3 million (unaudited) and $1.5 million (unaudited), respectively.

In the event of a liquidation or dissolution of Coto Holdings LLC, the holders of the Coto preferred units would have been entitled to receive a liquidation payment in the amount of any unreturned capital plus unpaid yield prior to any distribution to any other Coto Holdings, LLC members. As of December 31, 2008 unreturned capital and unpaid yield relating to the Coto preferred units was $15.0 million and $1.8 million, respectively. At

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

12.    Temporary Equity (Continued)

September 30, 2009, the unreturned capital and unpaid yield was $13.5 million (unaudited) and $3.4 million (unaudited) respectively. During the nine months ended September 30, 2009, the Company paid $1.5 million redemption of unreturned capital on these units.

The Coto preferred units were redeemed on November 4, 2009, as further discussed in Note 17.

Mandatorily Redeemable Class D Common Units

Prior to our reorganization as described in Note 1, the LLC agreement authorized the issuance of an unlimited number of mandatorily redeemable Class D common units (“Class D common units”).

The holders of Class D common units were entitled to one vote per point (as defined in the LLC Agreement). In the event of a liquidation or dissolution of the Company, the holders of the Class D common units would have been entitled to receive a liquidation payment subsequent to the Series A preferred unitholders based upon levels of unreturned capital and unpaid yield relating to the Class A common units. The Class D common units were issued at a discount of approximately $0.17.

The Class D common units were redeemable at fair market value as defined in the Securities Purchase Agreement on or after December 11, 2013 at the option of the holders of Class D common units. The Class D common units are stated at fair value at December 31, 2007 and 2008, and at September 30, 2009, in the accompanying consolidated balance sheets. As the Class D common units were redeemable at the option of the holder, the Class D common units are reflected outside of permanent equity.

13.    Members’ Equity

Class A Common Units

Prior to our corporate reorganization as described in Note 1, the LLC Agreement authorized the issuance of an unlimited number of Class A common units. These units were issued at a discount of approximately $0.04. The holders of the Class A common units were entitled to one vote per Point (as defined in the LLC Agreement). The Class A common units earned a yield of 15.0% compounded quarterly on the amount of the unreturned capital value plus any previously unpaid yield. The yield earned by the Class A common units for the years ended December 31, 2006, 2007 and 2008 was $25.6 million, $30.8 million and $35.7 million, respectively. The yield for the nine months ended September 30, 2008 and September 2009 was $26.2 million (unaudited) and $30.4 million (unaudited), respectively.

In the event of a liquidation or dissolution of the Company, the holders of the Class A common units would have been entitled to receive a liquidation payment subsequent to the Series A preferred unitholders based upon levels of unreturned capital and unpaid yield relating to Class A common units. In addition, the holders of Class A common units would have shared in any remaining distributions after the previous allocation pro rata with the holders of Class D common and Class C common units.

Class B Common Units

Prior to our corporate reorganization as described in Note 1, the LLC Agreement authorized the issuance of unlimited Class B common units (“Class B common units”). As of December 31, 2008 and September 30, 2009, there were no Class B common units issued and outstanding. The holders of Class B common units would have

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

13.    Members’ Equity (Continued)

been entitled to one vote per Point (as defined in the LLC Agreement). In the event of a distribution, liquidation or dissolution of the Company, the holders of the Class B common units would have been entitled to receive a liquidation payment together with Class A, B, C and D common units receiving amounts based upon levels of their unreturned capital and unpaid yield.

14.    Commitments and Contingencies

Lease Commitments

The Company leases its operating facilities under various non-cancelable operating leases that expire at various dates through 2013. Future minimum lease payments under non-cancelable operating leases in effect at December 31, 2008 are as follows (in thousands):

Years Ending December 31,
2009	$2,376
2010	2,224
2011	726
2012	458
2013	115

Total	$5,899

The terms of certain lease arrangements for office space provide for rental payments on a graduated scale. The Company recognized rent expense on a straight-line basis over the lease periods and has allowed for rent expense of $0.2 million incurred but not paid at December 31, 2008.

Rent expense for all operating leases for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 was $1.4 million, $1.5 million, and $2.4 million, respectively, and $1.8 million (unaudited) and $1.3 million (unaudited) for the nine month ended September 30, 2008 and 2009, respectively.

Contingencies

The Company is party to certain legal actions arising in the ordinary course of business. Although the ultimate outcome is not presently determinable, management believes that the resolution of such matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. No amounts have been accrued by the Company related to such contingencies.

Indemnification Provisions

In the ordinary course of business, we have included limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our sales contracts. Under contracts that contain such provisions, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by a third party, primarily with respect to violation or breach of contract, breach of confidentiality, infringement or misappropriation, should these occur. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with these indemnification provisions.

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

15.    Related Party Transactions

In November 2005 and January 2006, the Company entered into a mandatorily convertible bridge loan payable with ABRY Partners, LLC (“ABRY”), the Company’s majority owner, in the amounts of $1.8 million and $15.7 million, respectively (the “Bridge Notes”), to facilitate the Company’s acquisition of Language Line Limited, a previously unaffiliated company, which the Company closed on January 19, 2006. The Bridge Notes accrued interest at 15%. Under the terms of the loan agreement, the Bridge Notes were convertible into Class A common units of the Company at the option of ABRY. ABRY exercised this conversion option in May 2006 as part of this acquisition, through the tender of 19,561,281 Class A common units.

Language Line Services U.K. II Limited, a wholly-owned subsidiary of Language Line Services U.K. Limited, holds a $7.1 million mezzanine loan with ABRY Mezzanine Partners LP related to the acquisition of the U.K. group. The loan was executed on November 3, 2005, with funding occurring in January 2006, and is payable in full on January 19, 2015. Interest on the loan was at LIBOR plus 8.0% and paid-in-kind interest at 1.0%, until April 4, 2009, at which time interest became LIBOR plus 5.0% and paid-in-kind interest was 5.0%. Related to this loan, for the years ended December 31, 2006, 2007 and 2008, the Company incurred interest expense in the amount of $1.0 million, $1.2 million and $1.1 million, respectively, and $0.9 million (unaudited) and $0.6 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively. Amounts owed to ABRY under this loan, comprising unpaid principal and interest, totaled $8.3 million, $8.6 million, $6.3 million and $6.8 million (unaudited) at December 31, 2006, 2007, and 2008, and September 30, 2009, respectively. This debt facility was repaid in full on November 4, 2009, as further discussed in Note 17.

Related to the Citi Loans as discussed in Note 7, pursuant to ABRY guaranteeing this loan, which became effective in January 2008, the Company is charged a guarantee fee by ABRY in an amount equal to 3.75% per annum of (a) the lesser of $50.0 million or (b) the outstanding balance on this Citi Loan (plus any outstanding accrued interest). Related to this guarantee, for the years ended December 31, 2006, 2007 and 2008, the Company recorded an expense (included in interest expense) in the amount of $0 million, $0 million, $1.8 million, respectively, and $1.4 million (unaudited) and $1.2 million (unaudited) for the nine months ended September 30, 2008 and 2009, respectively. At December 31, 2008, and September 30, 2009 amounts owing to ABRY related to this guarantee fee totaled $1.8 million and $3.0 million (unaudited), respectively.

From time to time, ABRY incurs general and administrative expenses on behalf of the Company. The Company reimburses ABRY for these expenses. Total amounts expensed by the Company for these charges were $50,000, $0, and $62,000 for the years ended December 31, 2006, 2007 and 2008, respectively, and $23,000 and $0 for the nine months ended September 30, 2008 and 2009, respectively. At each December 31, 2007, December 31, 2008 and September 30, 2009 (unaudited), amounts owed to ABRY for these charges totaled $0.

16.    Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer.

The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about operating segments, including revenues, direct costs and direct contribution, net of consolidation eliminations. Direct contribution consists of net revenues from external customers less direct costs. Direct costs include specific costs of net revenues including OPI and face-to-face interpreter costs and translation costs. Expenses such as our corporate center costs (consisting of certain costs such as corporate

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

16.    Segment Information (Continued)

management, human resources, finance and legal), amortization of intangible assets, equity-based compensation expense and impairment of goodwill, are excluded from direct costs as they are not included in the measurement of segment performance.

The Company determined that it has three operating segments - U.S. Interpretation Services, Language Line U.K. and Ancilliary Services. U.S. Interpretation Services derives substantially all of its revenue from over the phone interpretation services, face to face interpretation and document translation fees through the Language Line U.S. entities. Language Line U.K. derives substantially all of its revenue from over the phone interpretation services, translation and face to face interpretation in Europe. Ancilliary Services derives substantially all of its revenue from localization of client documents as well as in-person translation resources, and was acquired during the year ended December 31, 2008.

Select financial information by operating segment for the years ended December 31, 2006, 2007 and 2008, and the nine months ended September 30, 2008 (unaudited) and 2009 (unaudited) is as follows (in thousands):

	Year Ended December 31, 2006
	U.S. Interpretation Services	Language Line U.K.	Consolidated
Revenues	$162,814	$22,526	$185,340
Direct costs	57,916	6,995	64,911

Direct contribution	$104,898	$15,531	120,429

Operating expenses and indirect cost of revenues			78,726

Income from operations			41,703
Interest expense			(79,377)
Interest and other income, net			1,591

Loss before income taxes			$(36,083)

	Year Ended December 31, 2007
	U.S. Interpretation Services	Language Line U.K.	Consolidated
Revenues	$182,954	$19,970	$202,924
Direct costs	64,767	6,262	71,029

Direct contribution	$118,187	$13,708	131,895

Operating expenses and indirect cost of revenues			76,056

Income from operations			55,839
Interest expense			(76,612)
Interest and other income, net			1,514

Loss before income taxes			$(19,259)

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

16.    Segment Information (Continued)

	Year Ended December 31, 2008
	U.S. Interpretation Services	Language Line U.K.	Ancillary Services	Consolidated
Revenues	$249,564	$19,136	$9,474	$278,174
Direct costs	88,793	6,662	6,014	101,469

Direct contribution	$160,771	$12,474	$3,460	176,705

Operating expenses and indirect cost of revenues				106,414

Income from operations				70,291
Interest expense				(76,783)
Interest and other income, net				537

Loss before income taxes				$(5,955)

	Nine Months Ended September 30, 2008 (unaudited)
	U.S. Interpretation Services	Language Line U.K.	Ancillary Services	Consolidated
Revenues	$182,402	$14,807	$7,371	$204,580
Direct costs	65,685	4,993	4,674	75,352

Direct contribution	$116,717	$9,814	$2,697	129,228

Operating expenses and indirect cost of revenues				69,328

Income from operations				59,900
Interest expense				(58,781)
Interest and other income, net				780

Income before income taxes				$1,899

	Nine Months Ended September 30, 2009 (unaudited)
	U.S. Interpretation Services	Language Line U.K.	Ancillary Services	Consolidated
Revenues	$208,118	$13,999	$5,357	$227,474
Direct costs	70,510	5,622	2,986	79,118

Direct contribution	$137,608	$8,377	$2,371	148,356

Operating expenses and indirect cost of revenues				119,412

Income from operations				28,944
Interest expense				(60,433)
Interest and other income, net				300

Loss before income taxes				$(31,189)

Language Line Services Holdings, Inc.

Notes to Consolidated Financial Statements (Continued)

16.    Segment Information (Continued)

The following tables summarize the allocation of revenues and the long-lived assets based on geography (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(unaudited)
Revenues:
North America	$160,259	$179,907	$256,282	$187,670	$211,704
United Kingdom	25,081	23,017	21,892	16,910	15,770

Total net revenues	$185,340	$202,924	$278,174	$204,580	$227,474

		December 31,		September 30,
		2007	2008	2009
				(unaudited)
Long-Lived Assets:
North America		$5,913	$9,729	$10,615
United Kingdom		952	610	529

Total long-lived tangible assets		$6,865	$10,339	$11,144

Revenues are attributed to North America and the United Kingdom geographies primarily based upon where the client is located. Long-lived assets attributed to the North America and United Kingdom geographies are based upon the country in which the asset is located or owned.

17.    Subsequent Event

The Company has evaluated subsequent events through December 7, 2009.

On November 4, 2009, two subsidiaries of the Company, Language Line, LLC and Coto Acquisition LLC, as borrowers, entered into a senior secured credit agreement (the “Credit Agreement”) with a consortium of banks. The total amount of funding under this facility is $575 million; the initial aggregate amount of $525 million was in the form of Term Loans and the remaining $50 million is in the form of a revolving credit commitment. As of November 4, 2009, the Company had $525 million of outstanding borrowings under this Credit Agreement. The Company used the proceeds of this Credit Agreement to pay in full principal and interest on its Senior Term Loans, Senior Subordinate Notes, Senior Discount Notes, U.K. Bank Loans and U.K. Mezzanine facility and the Coto Bank Loan, as well as to redeem in full the mandatorily redeemable convertible Coto preferred units.

Language Line Services Holdings, Inc.

Financial Statement Schedule II – Valuation and Qualifying Accounts

(In thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions – Write-offs, Net of Recovery	Balance at End of Period
Year ended December 31, 2006	$911	$1,379	$(481)	$1,809

Year ended December 31, 2007	1,809	—	(125)	1,684

Year ended December 31, 2008	1,684	268	(283)	1,669

             Shares

LANGUAGE LINE SERVICES HOLDINGS, INC.

Common Stock

Prospectus

Morgan Stanley	Credit Suisse	BofA Merrill Lynch

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee		$22,320
FINRA filing fee		$40,500
NASDAQ listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

Financial Statement – Valuation and Qualifying Accounts

(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions – Write-offs, Net of Recovery	Balance at End of Period
Year ended December 31, 2006	$911	$1,379	$(481)	$1,809

Year ended December 31, 2007	1,809	—	(125)	1,684

Year ended December 31, 2008	1,684	268	(283)	1,669

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Monterey, California on December 7, 2009.

LL SERVICES INC.

By:	/S/ DENNIS G. DRACUP
Name:	Dennis G. Dracup
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of LL Services Inc. whose signature appears below constitutes and appoints Dennis G. Dracup and Michael F. Schmidt, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

/S/ DENNIS G. DRACUP Dennis G. Dracup	Chairman and Chief Executive Officer (principal executive officer)	December 7, 2009

/S/ LOUIS F. PROVENZANO Louis F. Provenzano	President, Chief Operating Officer and Director	December 7, 2009

/S/ MICHAEL F. SCHMIDT Michael F. Schmidt	Chief Financial Officer, Senior Vice President of Finance and Director (principal financial officer and principal accounting officer)	December 7, 2009

/S/ PEGGY KOENIG Peggy Koenig	Director	December 7, 2009

/S/ C.J. BRUCATO C.J. Brucato	Director	December 7, 2009

/S/ AZRA KANJI Azra Kanji	Director	December 7, 2009

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1*	Articles of Incorporation of LL Services Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of LL Services Inc. to be effective upon completion of this offering.

3.3*	Bylaws of LL Services Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of LL Services Inc. to be effective upon completion of this offering.

4.1*	Specimen Stock Certificate.

4.2*	Registration Rights Agreement, dated as of June 11, 2004 by and between Language Line Holdings LLC and members of the Company signatory thereto or signatory to a joinder.

4.3*	Securities Purchase Agreement for the purchase of Series A Preferred Units and Class D Common Units, dated as of June 11, 2004 by and between Language Line Holdings LLC and the purchasers named therein.

4.4*	Investor Securities Purchase Agreement, dated as of June 11, 2004, by and between Language Line Holdings LLC and the persons listed therein.

4.5*	Investor Securities Purchase Agreement, dated as of May 19, 2006, by and among Language Line Holdings LLC, ABRY Partners IV, L.P., ABRY Investment Partnership, L.P., and the investors exercising their preemptive rights who are signatories thereto.

5.1*	Form of Opinion of Kirkland & Ellis LLP.

10.1*	Executive Employment Agreement of Dennis G. Dracup dated June 11, 2004, as amended.+

10.2*	Service Agreement of Vanessa Eke, dated August 4, 2006.+

10.3*	Form of Amended and Restated Executive Employment Agreement of Dennis G. Dracup to be effective upon completion of this offering.+

10.4*	Form of Executive Employment Agreement of Louis F. Provenzano to be effective upon completion of this offering.+

10.5*	Form of Executive Employment Agreement of Michael F. Schmidt to be effective upon completion of this offering.+

10.6*	Form of Language Line Services Holdings, Inc. 2010 Omnibus Incentive Plan.+

10.7*	Senior Secured Credit Agreement dated as of November 4, 2009 by and between Language Line, LLC and Coto Acquisition LLC, as borrowers, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint book-runners, Credit Suisse Securities (USA) LLC as syndication agent, Morgan Stanley Senior Funding, Inc. as documentation agent and Bank of America, N.A. as administration agent.

10.8*	Security Agreement dated as of November 4, 2009 by and between Language Line, LLC, Coto Acquisition, LLC, as borrowers, Language Line Holdings LLC, the subsidiary guarantors party thereto and Bank of America, N.A., as administrative agent.

10.9*	Guarantee dated as of November 4, 2009 by Language Line Holdings LLC in favor of Bank of America, N.A., as administrative agent.

10.10*	Guarantee dated as of November 4, 2009 by each subsidiary guarantor party to the Credit Agreement in favor of Bank of America, N.A., as administrative agent.

Exhibit Number	Description

10.11*	Amended and Restated Limited Liability Company Agreement of Language Line Holdings LLC dated as of June 11, 2004.

21.1*	List of subsidiaries of LL Services Inc.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

99.1	Consent of Director Nominee.

99.2	Consent of Director Nominee.

99.3	Consent of Director Nominee.

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.